UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number: 0-26642

MYRIAD GENETICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**87-0494517**
(State or other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification No.)**
322 North 2200 West, Salt Lake City, UT	**84116**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (801) 584-3600

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MYGN	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate), computed by reference to the price at which the common stock was last sold on June 30, 2025 was $494,049,876.

As of February 19, 2026, the registrant had 93,508,165 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (or parts thereof) are incorporated by reference into the following parts of this Form 10-K: Certain information required in Part III of this Annual Report on Form 10-K is incorporated from the Registrant's Proxy Statement, to be filed no later than 120 days following December 31, 2025, for the Annual Meeting of Stockholders expected to be held on June 4, 2026.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes," "seek," "could," "continue," "likely," "will," "strategy," and "goal" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management's present expectations of future events as of the date hereof and are subject to a number of known and unknown risks and uncertainties that could cause actual results, conditions, and events to differ materially and adversely from those anticipated. These risks include, but are not limited to:

- the risk that sales and profit margins of our existing tests may decline;
- the risk that we may not be able to operate our business on a profitable basis;
- risks related to our ability to achieve certain revenue growth targets and generate sufficient revenue from our existing product portfolio or in launching and commercializing new tests to be profitable;
- risks related to recent changes in our senior management team and the successful implementation of our strategic plan;
- risks related to changes in governmental or private insurers' coverage and reimbursement levels for our tests or our ability to obtain reimbursement for our new tests at comparable levels to our existing tests;
- risks related to increased competition and the development of new competing tests;
- the risk that we may be unable to develop or achieve commercial success for additional tests in a timely manner, or at all;
- the risk that we may not successfully develop new markets or channels for our tests;
- the risk that licenses to the technology underlying our tests and any future tests are terminated or cannot be maintained on satisfactory terms;
- risks related to delays or other problems with operating our laboratory testing facilities;
- risks related to public concern over genetic testing in general or our tests in particular;
- risks related to regulatory requirements or enforcement in the United States and foreign countries and changes in the structure of the healthcare system or healthcare payment systems;
- risks related to our ability to obtain new corporate collaborations or licenses and acquire or develop new technologies or businesses on satisfactory terms, if at all;
- risks related to our ability to successfully integrate and derive benefits from any technologies or businesses that we license, acquire or develop;
- the risk that we are not able to secure additional financing to fund our business, if needed, in a timely manner or on favorable terms, if it all;
- risks related to our projections or estimates about the potential market opportunity for our current and future products;
- the risk that we or our licensors may be unable to protect or that third parties will infringe the proprietary technologies underlying our tests;
- the risk of patent-infringement claims or challenges to the validity of our patents;
- risks related to changes in intellectual property laws covering our tests, or patents or enforcement, in the United States and foreign countries;
- risks related to security breaches, loss of data and other disruptions, including from cyberattacks and other cybersecurity incidents;
- risks of new, changing and competitive technologies in the United States and internationally and that we may not be able to keep pace with the rapid technology changes in our industry, or properly leverage new technologies to achieve or sustain competitive advantages in our products;
- the risk that we may be unable to comply with financial or operating covenants under our credit or lending agreements;
- the risk that we may not be able to maintain effective disclosure controls and procedures and internal control over financial reporting;
- risks related to current and future investigations, claims or lawsuits, including derivative claims, product or professional liability claims, and risks related to the amount of our insurance coverage limits and scope of insurance coverage with respect thereto; and
- other factors discussed under the heading "Risk Factors" contained in Part I, Item 1A of this Annual Report on Form 10-K.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report on Form 10-K or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law. All forward-looking statements in this Annual Report on Form 10-K attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

"We," "us," "our," "Myriad" and the "Company" as used in this Annual Report on Form 10-K refer to Myriad Genetics, Inc., a Delaware corporation, and its subsidiaries.

Myriad, the Myriad logo, BRACAnalysis, BRACAnalysis CDx, Colaris, MyRisk, Myriad myRisk, MyRisk Hereditary Cancer, MyChoice, Tumor BRACAnalysis CDx, MyChoice CDx, Prequel, Prequel with Amplify, Amplify, Foresight, Foresight Universal Plus, Precise Tumor, Precise Oncology Solutions, Precise Liquid, Precise MRD, FirstGene, SneakPeek, SneakPeek Early Gender DNA Test, SneakPeek Snap, Urosuite, myGeneHistory, Health.Illuminated., RiskScore, Prolaris, and GeneSight are registered trademarks or trademarks of Myriad. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 10-K may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks.

Market, Industry and Other Data

This Annual Report on Form 10-K may contain estimates, forecasts, projections and other information concerning our industry, our business and relevant markets, including data regarding the estimated size of relevant markets, patient populations, and the perceptions and preferences of patients and physicians regarding certain therapies, as well as data regarding market research and estimates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources that we believe to be reliable. In some cases, we may not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

PART I

Item 1.   BUSINESS

Overview and Mission

Myriad Genetics is a leading molecular diagnostics and precision medicine company committed to advancing health and well-being for all. We develop and commercialize molecular tests that help patients and providers uncover genetic insights. Our tests assess the risk of developing disease or disease progression and guide treatment decisions across medical specialties where molecular insights can significantly improve patient care, support earlier detection, enable more precise treatment and contribute to lowering healthcare costs.

Our Business Strategy

Personalized molecular data and digital and virtual consumer trends are converging to transform traditional models of care. We believe that engaging with providers and patients throughout their consumer and patient journey will better enable us to execute our strategies and fulfill our mission. We believe there are significant growth opportunities in addressing the pressing healthcare needs of patient populations through innovative molecular diagnostic testing and precision medicine solutions and services.

Our long-term growth strategy is built on leveraging our differentiated strengths, including our reputation for trusted high-quality tests and customer service, and our established, extensive commercial reach in community medicine. Our strategy also leverages investments in science and innovation, technology-enabled operations, an enhanced customer experience, strong commercial execution, and scalable operations. Our strategic intent is to accelerate profitable growth by focusing on (i) providing a comprehensive testing menu for the Cancer Care Continuum (CCC) market with a priority for high growth applications; (ii) growing our Prenatal Health and Mental Health revenues at or above market growth; and (iii) delivering sustained profitable growth through financial and operational discipline and leveraging our operating model.

Under this strategy, we plan to leverage our strong scientific foundation, deep clinical partnerships, and technology-enabled capabilities to expand adoption of our testing portfolio and integrate our precision medicine solutions more deeply into clinical workflows across the Cancer Care Continuum, Prenatal Health, and Mental Health.

Cancer remains one of the most prevalent diseases, with more than two million new cases diagnosed, and more than eighteen million survivors, in the United States in 2025. Myriad is a pioneer in DNA based cancer diagnostic testing, and a trusted leader in hereditary cancer testing across eleven of the most commonly occurring cancer types including breast, ovarian, colorectal, prostate, lung and skin. We are also a leader in cancer therapy selection with our Homologous Recombination Deficiency (HRD) test and are planning to strengthen our portfolio of comprehensive genomic profiling tests through product development and partnerships.

We see molecular residual disease (MRD) testing as a significant opportunity for patient impact and revenue growth. We believe Myriad's ultra-sensitive Precise MRD offering, combined with our growing portfolio of other relevant diagnostic tests that are a common part of cancer care and, our commercial leadership in serving community medicine, will enable us to establish and grow a meaningful MRD business over the coming years.

As part of our Cancer Care Continuum strategy, we also plan to expand the number of biopharma partners we serve with services including biomarker identification and validation, companion diagnostic test development and regulatory registration, as well as companion diagnostic test commercialization.

Complementing our own capabilities with partnerships that enable us to bring compelling solutions to market more quickly is an important part of our strategy. In early 2025, we entered into a strategic collaboration with PATHOMIQ, Inc. pursuant to which we obtained exclusive U.S. licensing rights to PATHOMIQ's AI-enabled diagnostic platform, PATHOMIQ_PRAD, to enhance our oncology portfolio and offer AI-driven prognostic and predictive solutions for prostate cancer care. In September 2025, we entered into a strategic collaboration with SOPHiA GENETICS S.A. to develop a global liquid biopsy companion diagnostic solution.

We continue to invest in clinical evidence development to support the growth of our existing products and launch of new products, such as FirstGene and Precise MRD. We believe these investments in product innovation position us to expand our addressable markets and differentiate our portfolio of testing solutions.

We plan to continue to develop and enhance our products and services to support growth, improve patient and provider experience, and reach more patients of all backgrounds. In addition, by investing in technology-enabled commercial tools, advanced automation, and standardized processes and technology, we believe we will be able to reduce complexity and cost, while enhancing our ability to scale and grow. In 2025, we completed the transition of our laboratory operations to our next-generation laboratory facilities, which are designed to enhance automation, reduce turnaround time, and improve cost efficiency across our testing portfolio. We believe these improvements, combined with our ongoing operational initiatives, position us to achieve greater scalability and reduce operating expenses as a percentage of revenue over time. We are committed to making molecular testing accessible and actionable for patients and providers while driving long-term growth and profitability.

Testing

Our tests are generally designed to analyze genes and their expression levels to assess an individual's risk for developing disease, determine a patient's likelihood of responding to a particular drug, assess a patient's risk of disease progression, identify factors which could lead to serious conditions in pregnancy, or provide other prenatal insights. We focus our efforts in the following key areas where we have specialized products, capabilities, and expertise:

Oncology: Clarifying cancer risk and cancer treatment with genetic and genomic insights and companion diagnostic tests that are designed to work with corresponding drugs and treatments.

Women's Health: Providing differentiated genetic insights and prenatal solutions for women of many ancestries, assessing cancer risk, and offering leading health and wellness for expectant parents and their babies with genetic insights and prenatal solutions.

Mental Health: Leveraging pharmacogenomics to help clinicians understand how genetics may impact patient metabolism and response to antidepressants and other mental health medications.

The following tests are included in the key areas outlined above:

Oncology	Women's Health	Mental Health
MyRisk	MyRisk	GeneSight
BRACAnalysis CDx	Prequel	
MyChoice CDx	Foresight	
Prolaris	FirstGene	
EndoPredict	SneakPeek	
Precise Tumor		
Precise MRD		

Descriptions of our tests are as follows:

MyRisk® Hereditary Cancer Test: *DNA sequencing test for assessing the risks for hereditary cancers.* Our MyRisk test is designed to determine a patient's hereditary cancer risk for breast, ovarian, uterine, renal, colorectal, endometrial, melanoma, pancreatic, prostate, skin, and gastric cancers. The test analyzes 63 separate genes to look for deleterious mutations that put a patient at a substantially higher risk than the general population for developing 11 different types of hereditary cancer. All 63 genes in the expanded panel are well documented in clinical literature for the role they play in hereditary cancer and have been shown to have actionable clinical interventions for the patient to facilitate earlier cancer detection, lower disease risk, or reduce risk of cancer recurrence. The MyRisk Genetic Test Result and MyRisk Management Tool® summarize medical society guidelines for managing a patient with a genetic mutation in view of their personal and family history of cancer. MyRisk also includes RiskScore®, validated across all ancestries with expanded genomic markers, which incorporates clinical risk factors, family history, and ancestry-informed genetic markers to provide a personalized five-year and lifetime assessment of breast cancer risk.

BRACAnalysis CDx® Germline Companion Diagnostic Test: *DNA sequencing test to help determine beneficial therapy for patients with metastatic breast, ovarian, metastatic pancreatic, or metastatic prostate cancer with deleterious or suspected deleterious germline BRCA variants.* Results of our BRACAnalysis CDx test are used to help identify patients who are eligible for treatment with U.S. Food and Drug Administration (FDA) approved poly-ADP ribose polymerase (PARP) inhibitors. We remain the only laboratory with an FDA-approved germline BRCA companion diagnostic test for breast cancer, with additional approvals in ovarian, pancreatic, and advanced prostate cancers. The test is an in vitro diagnostic device intended for the qualitative detection and classification of variants in the protein coding regions and intron/exon boundaries of the *BRCA1* and *BRCA2* genes using genomic DNA obtained from whole blood specimens collected in ethylenediaminetetraacetic acid (EDTA).

MyChoice® CDx Companion Diagnostic Test: *tumor test that determines homologous recombination deficiency (HRD) status in patients with ovarian and endometrial cancers.* This FDA-approved test, with clinical utility validated in more than 20,000 patients across multiple tumor types*,* helps provide information on the magnitude of benefit for PARP inhibitor therapy. HRD status is determined using two independent methods: (i) *BRCA1* and *BRCA2* statuses that encompasses sequence variants and large rearrangements, and (ii) Genomic Instability Status encompassing loss of heterozygosity, telomeric allelic imbalance, and large-scale state transitions across the entire genome. We believe that the combination of these methods is a more comprehensive way to measure HRD status, versus either one alone.

Prolaris® Prostate Cancer Prognostic Test: *RNA expression tumor analysis for assessing the aggressiveness of prostate cancer.* Our Prolaris test is a gene expression assay that assesses whether a patient is likely to have a slow growing, indolent form of prostate cancer that can be safely monitored through active surveillance, or a more aggressive form of the disease that may warrant aggressive intervention such as a radical prostatectomy or radiation therapy. The Prolaris test is designed to improve physicians' ability to predict disease outcome and thereby to optimize patient treatment.

EndoPredict® Breast Cancer Prognostic Test: *RNA expression test for assessing the aggressiveness of breast cancer.* The EndoPredict laboratory developed test is a next-generation RNA expression test used to determine which women with breast cancer may benefit from chemotherapy. EndoPredict predicts the likelihood of metastases to help guide treatment decisions for individuals undergoing chemotherapy and extended endocrine therapy. EndoPredict has been shown to accurately predict risk of distant recurrence in Her 2-, ER+, node negative, and node positive breast cancer patients with no confusing intermediate results in 13 published clinical studies with more than 2,200 patients. In August 2024, we divested the EndoPredict business to Eurobio Scientific. As part of the transaction, we licensed the rights from Eurobio to continue to sell EndoPredict as a laboratory developed test outside of the European Union and we licensed to Eurobio the rights to sell Prolaris in vitro diagnostic kits outside the U.S. We currently expect to discontinue sales of EndoPredict in the United States during the first half of 2026.

Precise Tumor® Molecular Profile Test: *a comprehensive genomic profiling test.* Precise Tumor is a pan-cancer, NGS-based assay that uses state-of-the-art, next-generation sequencing to discover and target important variants within tumors. This hybrid-capture DNA- and RNA-based test detects Single-Nucleotide Variants (SNV), Insertion-Deletion Mutations (INDELs), Copy Number Variants (CNV), splice variants and fusions in solid tumors. In 2025, the assay was enhanced with expanded variant coverage, improved RNA capture for more sensitive fusion and splice variant detection, and upgraded bioinformatics for ultra-low allele frequency detection. Additional immune and therapy-response biomarkers, including tumor mutational burden and microsatellite instability, were incorporated, and reporting was refined to reflect the latest clinical evidence, further supporting precision oncology treatment decisions.

Precise MRD™ Test: *A tumor-informed test that can be used to monitor circulating tumor DNA (ctDNA) levels throughout a patient's clinical cancer care, with applications in the neoadjuvant, adjuvant, and surveillance settings across cancer types.* Using whole-genome sequencing to create a personalized assay for each patient's tumor, this test enables ultrasensitive detection of ctDNA down to one part per million.

Prequel® Prenatal Screen: *a non-invasive prenatal screening (NIPS) test conducted using maternal blood to screen for severe chromosomal disorders in a fetus.* The Prequel test uses whole genome sequencing to assess for trisomies and monosomies in all 23 chromosomal pairs including the sex chromosomes, along with microdeletions associated with common genetic diseases. Prequel has a low test failure rate at less than 1 in 1,000 patients and has been validated in multiple clinical studies to be highly accurate. Prequel uses AMPLIFY™ technology that raises NIPS test performance most significantly for the types of patients who have traditionally had test failures on standard NIPS tests due to certain clinical factors. AMPLIFY is a NIPS technology that substantially reduces low fetal fraction test failures in order to allow for equity in care across all patients, regardless of body mass index (BMI), race, or ethnicity. Enabled by its AMPLIFY™ technology, Prequel is the first prenatal cell-free DNA (cfDNA) screen available at eight-weeks gestational age.

Foresight® Carrier Screen: *a prenatal test for future parents to assess their risk of passing on a recessive genetic condition to their offspring.* The expanded Foresight test screens for carrier status of up to 274 genes associated with serious and prevalent inherited conditions. Our expanded Foresight screening test aligns with the American College of Medical Genetics and Genomics (ACMG) guidelines, which recommend offering expanded carrier screening to individuals who are pregnant or considering pregnancy. Research has also shown that with prior knowledge of recessive genetic conditions, 76% of patients took preventive actions such as in-vitro fertilization with pre-implantation genetic testing to reduce the risk of having an affected offspring.

FirstGene® Multiple Prenatal Screen: *a comprehensive prenatal genetic risk assessment test currently available through early access in a large clinical study.* The FirstGene screen combines multiple testing modalities into a single assay, providing guideline-driven testing without the need for a paternal sample. The test evaluates fetal aneuploidy risk (including trisomies 13, 18, 21, sex chromosome aneuploidies, and 22q11.2 microdeletion), fetal recessive carrier and affected status (including cystic fibrosis, spinal muscular atrophy, Hb Bart disease, beta globin-related hemoglobinopathies, Tay Sachs disease, congenital disorder of glycosylation, PMM2-related disorder, medium chain acyl-CoA dehydrogenase deficiency, Canavan disease, Smith-Lemli-Opitz syndrome, and phenylalanine hydroxylase deficiency), pregnant person carrier status (including fragile X syndrome), and RhD compatibility. FirstGene's assay is designed to deliver all four components concurrently, requiring fewer blood draws and providing a more complete fetal genetic risk assessment with high sensitivity ($\geq$98.6%) and specificity ($\geq$99.6%). This test represents a significant expansion of Myriad's prenatal testing portfolio.

***SneakPeek® Early* Gender *DNA Test*:** *a non-invasive blood test that predicts the gender of a fetus as early as six weeks of gestation with 99% accuracy.* Innovative cell free DNA technology and precise algorithms in the SneakPeek test are used to screen for a Y chromosome marker in the maternal blood sample. If Y chromosome markers are found in the mother's blood, the baby is male. If no Y chromosome markers are detected, the baby is female.

***GeneSight® Psychotropic Mental Health Medication Test*:** *DNA genotyping test to aid psychotropic drug selection for patients suffering from depression, anxiety, attention-deficit/hyperactivity disorder (ADHD) and other mental health conditions.* The GeneSight test provides healthcare professionals with information about which medications may require dose adjustments, may be less likely to work for a patient, or may have an increased risk of side effects based on a patient's genetic makeup. GeneSight covers over 60 medications commonly prescribed for depression, anxiety, ADHD, and other psychiatric conditions. Because genes influence the way a person's body responds to specific medications, the medications may work differently for each person. Using DNA gathered from a simple cheek swab, the GeneSight test analyzes a patient's genes and provides individualized information to help healthcare providers select medications that better match the patient's genetic variations. Multiple clinical studies have shown that when clinicians used the GeneSight test to help guide treatment decisions in major depressive disorders, patients were more likely to respond to treatment compared to the standard of care.

Sales and Marketing

We primarily sell our tests through our sales force and marketing efforts in the United States and Japan, while expanding our global reach through indirect channels and partnerships in Europe and Asia-Pacific. We continue to optimize our marketing channels, including increasing our use of digital channels, direct-to-patient campaigns, personalized outreach through mobile platforms, and virtual sales tools. Our investment in electronic medical records (EMR) integrations across hospital systems and provider networks has broadened our ordering and reporting functionality, enabling providers to seamlessly access our portfolio of tests.

In 2025, we expanded certain patient engagement initiatives, including family health history collection, eligibility assessment, and results interpretation across oncology, hereditary cancer, and emerging mental health pathways. These efforts align with updated medical guidelines and reimbursement changes.

Foundational to our long-term strategy is the development of an end-to-end digital architecture that connects patients, providers, and payers. We believe that this ecosystem will support patient access to treatment and certain companion diagnostic partnerships, driving sustainable volume growth and reinforcing our leadership in precision medicine.

Research and Development

We are committed to advancing our research and development (R&D) initiatives through a comprehensive approach to innovation. Our R&D strategy focuses on expanding diagnostic capabilities, driving clinical utility, fostering strategic partnerships, and strengthening our intellectual property portfolio. We continue to invest in the development of new innovative testing products and the enhancement of our existing portfolio of testing products. These investments aim to enhance patient outcomes and broaden the accessibility of precision medicine. Our R&D efforts prioritize robust clinical data and assay development to address key clinical questions. By collaborating with healthcare professionals and researchers, we strive to validate and improve the clinical efficacy of our diagnostic solutions. We also engage in strategic collaborations with key stakeholders, including regulatory bodies and reimbursement agencies, to define clinical guidelines and obtain insurance reimbursement coverage, supporting the broader adoption of our diagnostics in clinical practice.

Protecting and enhancing our intellectual property (IP) portfolio is a cornerstone of our innovation strategy. We actively seek to extend and maximize the value of our existing patents to maintain a competitive edge in the molecular diagnostics landscape. Our continued investment in R&D is designed to drive long-term value creation by delivering high-impact innovations that align with evolving healthcare needs. As part of our long-term growth strategy, we expect R&D investment in 2026 to increase with a focus on the Cancer Care Continuum, which will support innovation, new product development and clinical evidence generation through clinical studies. These initiatives align with our commitment to improving diagnostic accuracy, expanding our test portfolio, and strengthening our position in precision medicine. We believe that our disciplined approach to R&D, coupled with strategic collaborations, will position us for sustainable growth and continued market leadership in the field of molecular diagnostic testing and precision medicine.

In 2025, we made significant advancements in our R&D efforts, strengthening our portfolio of innovative diagnostic solutions:

- Advancements in Molecular Residual Disease (MRD)
  - During 2025, we received six new U.S. patents covering technological innovations related to our high-definition, tumor-informed molecular residual disease (MRD) assay, Precise MRD.
  - At the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting, we and our collaborators from the National Cancer Center Hospital East in Japan presented results from the MONSTAR-SCREEN 3 study, which reported 100 percent baseline sensitivity and highly sensitive detection of residual disease post-surgery.
  - In September 2025, Lancet Oncology published a study describing the performance of Precise MRD in patients with oligometastatic clear-cell renal cell carcinoma.
- Prenatal and Reproductive Health
  - In the second quarter of 2025, we initiated early access to the FirstGene Multiple Prenatal Screen through a multi-site study known as CONNECTOR, which we expect will support future commercial launch activities and expand our capabilities in the prenatal testing segment.
  - We began offering Prequel, our prenatal cell-free DNA screen, at eight weeks of gestational age, compared to the previous availability at 10 weeks.
- Oncology and Companion Diagnostics
  - In the third quarter of 2025, we announced a collaboration with SOPHiA GENETICS SA to co-develop a global liquid biopsy companion diagnostic (CDx) testing solution intended for use in biopharmaceutical clinical programs and precision oncology initiatives.
- Hereditary Cancer and Preventive Genomics
  - Throughout 2025, we continued to expand EMR integrations and breast cancer risk-assessment programs to increase accessibility of hereditary cancer testing within broader clinical populations, including unaffected individuals.
  - In November 2025, we added 15 clinically actionable genes to our MyRisk hereditary cancer test.
- Prostate Cancer and Artificial Intelligence Development
  - We advanced development of an AI-enabled prostate cancer diagnostic test in collaboration with PATHOMIQ Inc., with an anticipated commercial launch of the test in the first half of 2026.

These strategic R&D investments and collaborations underscore our commitment to innovation, regulatory alignment, and improved clinical utility for our current and future testing products. We believe that by advancing the capabilities of our screening and diagnostic technologies, we continue to drive value for our patients, healthcare providers, and stakeholders. For the years ended December 31, 2025, 2024, and 2023, we incurred research and development expense of $106.8 million, $113.4 million, and $88.7 million, respectively.

Industry and Competition

Healthcare continues to evolve to be more patient-centered and value-based. Patients, healthcare providers, payors, and health systems are increasingly leveraging the power of genetic insights, molecular diagnostics, and precision medicine to personalize care, improve access, and lower costs. We believe key industry trends include the following:

- acceleration of personalized, preventive, and home-based care models supported by advances in telemedicine, remote monitoring, and digital engagement;

- growing consumer demand for clinically validated and accessible genetic testing solutions that support early detection, therapy selection, and proactive disease prevention;

- increased focus on health equity and inclusion, driving access to genetic insights across ancestries and underserved populations, supported by payor and policy initiatives;

- broader use of large-scale data and analytics to enhance clinical interpretation, evidence generation, and biopharma collaboration opportunities;

- rapid adoption of low-cost sequencing and automation technologies that are enhancing scalability, reducing turnaround times, and enabling broader access to testing;

- integration of artificial intelligence (AI) across laboratory operations, prior authorization, image analysis, and data interpretation to enhance efficiency, speed, and accuracy;

- expansion of biomarker legislation across multiple U.S. states, supporting payor adoption and clinical use of genetic and molecular diagnostic tests; and

- growth in precision medicine and companion diagnostics partnerships between diagnostic companies, academic institutions, and biopharma, advancing targeted treatment approaches.

We believe these trends create opportunities to position Myriad for sustainable growth, market share expansion, and leadership across Oncology, Women's Health, and Mental Health. Our focus is on articulating the clinical differentiation of our products, our commitment to being a reliable testing partner for patients and providers, and our dedication to innovative science that improves health outcomes, access for all, and ease of experience in the testing process. We expect to use our ability to innovate not only in research, development, and technology, but also in go-to-market approaches, commercial capabilities, and technology-enabled applications to adapt quickly to customer preferences and market dynamics.

To measure our success in providing a seamless and efficient experience for both patients and clinicians, we periodically conduct a Net Promoter Score (NPS) survey among current users of our products. NPS is a widely recognized metric used to gauge customer loyalty and satisfaction by asking respondents how likely they are to recommend our products on a scale of 0 to 10. The score is calculated by subtracting the percentage of detractors (ratings of 0–6) from the percentage of promoters (ratings of 9–10), resulting in a range from -100 to 100. Since the implementation of this program in 2022, we have consistently maintained a strong NPS above 70, which we believe indicates a high level of user satisfaction and advocacy. This continues to serve as a key benchmark for our commitment to an excellent patient and provider experience.

Oncology

In oncology, we offer testing for patients across their cancer journey, from identification of genes that increase cancer risk, to predicting whether they are candidates for targeted treatments. Our competitors in the oncology market include Natera, Inc., Foundation Medicine, Inc., Caris Life Sciences, Tempus, Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, Veracyte, Inc., Guardant Health, Inc., MDxHealth SA, NeoGenomics, Inc., and other commercial and academic laboratories. As a leader in molecular diagnostic testing and precision medicine, we provide insights that help people take control of their health, and enable healthcare providers to better prevent, detect, and treat disease. Whether it is therapy selection, early recurrence detection, or later in the patient journey, our products provide actionable, scientific insights to oncologists that can facilitate their treatment of patients.

We believe that the key opportunities to grow our Oncology business include expanding our diagnostic offerings, adding indications and genes to existing oncology tests, reducing friction for providers with automated ordering and reporting, and increasing our focus and investment in clinical evidence generation. In 2026, we plan to continue to expand our Precise Oncology portfolio with new offerings, including Precise MRD, a high-definition, tumor-informed assay that uses whole genome sequencing to detect molecular residual disease and guide treatment decisions. We are also investing in automation, digital workflows, and clinical evidence generation to support provider adoption and reimbursement, further strengthening our leadership in precision oncology.

Women's Health

In the women's health market, we serve women assessing their genetic predisposition to cancer, offer prenatal tests for the assessment of fetal chromosomal disorders, and screen prospective parents for recessive genetic conditions that can be passed on to their children. We also offer the SneakPeek Early Gender DNA Test which predicts a baby's fetal sex as early as six weeks into pregnancy. We compete with multiple companies, including large national reference laboratories, specialty laboratories, academic/university laboratories, and kit-based products with our MyRisk, FirstGene, Foresight, Prequel and SneakPeek tests. Our competitors in women's health include Natera, Inc., Laboratory Corporation of America Holdings, Quest Diagnostics Incorporated, BillionToOne, Inc., Tempus AI, Inc., Fulgent Genetics, Inc., and Peekaboo Early Detection Gender DNA Test. We compete mainly based on our test breadth and accuracy, equity in care capability, and our commercial scale.

We see opportunities to continue to drive growth in our Women's Health business by enhancing our prenatal products to improve patient access and deliver differentiated clinical utility, improving our cancer risk assessment programs with enhanced testing, ordering and reporting, and automating workflows to drive increased adoption of our breast cancer risk assessment program into large health systems and obstetrician and gynecologist practices. We expect to further advance prenatal care with the launch of FirstGene, which began a limited-access rollout in 2025 and is expected to launch fully for commercial use in 2026. FirstGene is a next-generation 4-in-1 prenatal screening solution combining Prequel NIPS (with AMPLIFY™ technology), Foresight carrier screening, fetal recessive status, and feto-maternal blood compatibility in a single maternal blood draw, designed to simplify workflow and improve sensitivity for all pregnancies. We believe FirstGene will strengthen our clinical differentiation in the growing carrier screening market providing us with an opportunity to better meet the increased demand for advanced reproductive genetic testing.

Mental Health

In Mental Health, we help physicians and other front-line providers understand how genetic alterations may impact patient response to antidepressants and other drugs. We believe our GeneSight Psychotropic Mental Health Medication Test meets a significant unmet clinical need and is a leading product to help physicians anticipate patient response to psychotropic drugs, the selection of which has historically been done through trial and error-based approaches. The test has been shown to improve response rates in patients compared to standard of care. Our competitors in this market include Genomind, Tempus AI, Inc., Quest Diagnostics Incorporated, and Laboratory Corporation of America Holdings.

Key opportunities to maintain our leadership position and grow our business in this market include increasing awareness of pharmacogenomic opportunities for mental health treatment and driving physician adoption and utilization of our product to help guide treatment options. We continue to leverage our digital engagement and provider onboarding programs to expand adoption among primary care and behavioral health clinicians, who treat the majority of patients with depression and anxiety. We are actively working on expanding coverage, including through the increasing number of state biomarker laws, while also optimizing our patient direct-payment options and workflow to maximize reimbursement.

Seasonality

The Company has historically experienced some seasonality in its business, including due to factors such as the timing of deductibles resetting or being met. While the Company continues to experience periodic fluctuations in quarterly revenues, these variations are increasingly influenced by other factors such as the timing of customer activity, reimbursement dynamics, and broader market conditions. Additionally, we believe operating results for the twelve months ended December 31, 2025 may not necessarily be indicative of results to be expected for any other year.

Human Capital Management

As a leader in molecular diagnostic testing and precision medicine, our mission is to advance health and well-being for all by helping people take control of their health and enabling healthcare providers to better prevent, detect, and treat disease. We believe the success of our mission depends, in part, on our ability to attract, retain and motivate highly skilled and qualified personnel who share our values and commitment to innovation. Our key human capital management objectives are to recruit, retain, and inspire the exceptional people needed to carry out our mission and strategy. To support these objectives and help our employees balance professional and personal demands, we maintain a flexible work environment and competitive compensation and benefits programs.

As of December 31, 2025, we had approximately 2,700 full-time equivalent employees. Our employees are engaged directly in sales and marketing, production, customer experience, billing, administration, technology, development, and research. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

One of our key human capital metrics is employee turnover. For the year ended December 31, 2025, our global voluntary employee turnover rate was 10% .

Caring and Belonging: Our objective is to make Myriad a place where all employees have a sense of belonging. We foster a culture of caring and inclusion aligned with our company mission, vision, and values to drive company performance by creating opportunities and experiences for learning, development, and a sense of belonging for all employees. We have eight employee-led resource groups (ERGs) that represent and support diverse communities in our workforce. Our active ERG communities provide a safe space for teammates from shared backgrounds and their allies to connect, learn together, communicate and support each other. These ERGs are designed to mentor, develop, foster, encourage, and inspire employees in all stages of their careers by providing access to senior leadership, peer groups, mentoring, education, and other valuable resources to help employees achieve their career aspirations and strengthen inclusion company-wide.

As of December 31, 2025, approximately 65% of our employees were women, and women held 35% of Myriad leadership roles (vice president and above). Approximately one third of the members of our Board of Directors are women, including the chairperson, and 44% of the members of our Board of Directors come from diverse gender, ethnic, and cultural backgrounds.

Our efforts to recruit and retain a diverse workforce were validated by recognitions from the 2025 Disability Equality Index as a Best Place to Work for Disability Inclusion, the Age-Friendly Institute as a 2025 Age-Friendly Employer, and Mitratech as a 2025 Top Diversity Employer.

Compensation, Health, Wellness, Family Resources, and Other Benefits: Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals, and create long-term value for our stockholders. We provide competitive salaries, stock ownership opportunities, and incentive and bonus programs. We also provide an expansive and evolving benefit offering including medical, dental and vision health care coverage, insurance and disability coverage, 401(k) investment plans with Company matching, tax advantaged savings accounts, paid time off and leaves of absence, parental leave, family formation benefits, employee assistance programs, including free mental health resources for employees and their dependents, preventative health screening, community outreach programs, and wellness programs.

Career Development and Training: We offer several career development and training opportunities to our employees, including a curriculum of Company-sponsored technical, business and leadership courses, on-the-job training and a support network to all new employees, and tuition reimbursement for approved external training and educational pursuits. We also sponsor a training and mentoring program for high potential employees to assist them in leadership skills and career development.

Oversight and Management: We regularly conduct surveys to obtain feedback from our employees on a variety of topics, including employee engagement, Company strengths and focus areas, and cultural drivers. The results are reviewed by our Board of Directors and senior leadership, who analyze areas of progress or deterioration and prioritize actions and activities in response to this feedback to drive meaningful improvements in employee engagement. We believe our most recent survey in 2025 shows how these intentional efforts are making a difference as 84% of our employees rated us as a Great Place to Work®. Myriad was also identified as one of America's Best Employers in 2025 from Forbes.

Corporate Responsibility and Community: At Myriad, corporate responsibility plays an important role in our approach to developing valuable and transformative diagnostic tests across major diseases to improve patients' lives. We believe that our corporate responsibility programs build greater value for our patients, healthcare professionals and stockholders, support and improve the communities where we live and work, and empower our employees to become more engaged in the well-being of their own communities.

Our corporate responsibility programs align with a clearly defined set of strategic priorities including the following:

- *Patient Assistance*: We are working to improve overall health care quality and increase access to diagnostic testing for those in need by offering robust financial assistance.

- *Advocacy*: We collaborate with patient advocacy and support organizations where we believe we can make a positive difference in addressing complex health challenges, provide education about diagnostic testing, and improve the quality of life for patients.

- *Sustainability*: As described further below, we continue to explore ways in which we can minimize our environmental impacts.

- *Philanthropy*: We provide financial support to nonprofit organizations and share the expertise of our employees in the communities where we operate.

Sustainability

We strive to do business in ways that protect both the health and safety of our employees and the world in which we operate by establishing, promoting, maintaining, and improving a culture of sustainability and environmental responsibility. As part of our broader climate action plan, we have established Scope 1, Scope 2, and Scope 3 greenhouse gas intensity reduction targets to guide our long-term efforts to reduce emissions across our operations. Our Myriad Green Team engages employees across our business in environmental activities and events that benefit local communities. We continue to recycle plastics used in our laboratory facilities. Our laboratories in West Salt Lake City, Utah and South San Francisco, California include energy and water efficiency and other environmental-friendly features. The Nominating and Governance Committee of our Board of Directors is responsible for reviewing and evaluating our health, safety, climate, sustainability, and other corporate responsibility strategies, practices, and initiatives.

In connection with our Quality, Innovation, and Corporate Responsibility Report, we disclosed our Scope 1 and Scope 2 emissions data. Moving forward, we plan to improve our environmental footprint assessment and expect to provide expanded public disclosures, including additional greenhouse gas information and updates on progress when those materials become available.

Patents and Proprietary Rights

We own or have license rights to various issued patents and patent applications in the United States and foreign countries. These patents and patent applications relate to a variety of subject matter, including diagnostic biomarkers, gene expression signatures, assays, assay reagents, informatics and data analytics, methods for determining genetic predisposition, methods for disease diagnosis, methods for determining disease progression, methods for determining disease treatment, and general molecular diagnostic techniques. For some of the patent assets, we hold rights through exclusive or non-exclusive license agreements. Material issued patent assets relating to our tests that generate, or are expected to generate, material revenue are described in the table below, along with any related pending applications. These issued patents are expected to begin expiring on the respective dates noted below and any related applications, if issued as patents and depending on term adjustments or terminal disclaimers, if applicable, are expected to have similar expiration timeframes. These patents and applications contain multiple claims including but not limited to those claims described below.

Test	Patent Assets	Expiration	Exemplary Claims
Prolaris Prostate Cancer Prognostic Test	We own one or more issued patents and pending patent applications in the U.S. and other jurisdictions relating to Prolaris testing.	These pending and issued patents have terms expected to begin expiring in 2030.	Claims relating to biomarkers, kits, systems and methods for detecting, diagnosing, prognosing and selecting therapy for prostate cancer.
MyChoice CDx Companion Diagnostic Test	We own or hold a license to one or more issued patents and pending patent applications in the U.S. and other jurisdictions relating to MyChoice CDx testing.	These pending and issued patents have terms expected to expire in 2031.	Claims relating to biomarkers, kits, systems and methods for detecting homologous recombination deficiency and selecting therapy based on such detection.
GeneSight Psychotropic Mental Health Medication Test	We hold a license to one or more issued patents and pending patent applications in the U.S. and other jurisdictions relating to GeneSight testing.	Certain patents began expiring in 2024 and the remaining pending and issued patents have terms expected to begin expiring in 2027.	Claims relating to biomarkers, systems and methods for detecting single nucleotide polymorphisms and selecting and/or optimizing therapy based on such detection.
Foresight Carrier Screen	We own one or more issued patents and pending patent applications in the U.S. and other jurisdictions that relate to laboratory and informatic methods used to enhance Foresight testing.	These pending and issued patents have terms expected to begin expiring in 2032.	Claims relating to systems and methods for detecting genetic sequences.
Prequel Prenatal Screen	We own or hold a license to one or more issued patents and pending patent applications in the U.S. and other jurisdictions that relate to laboratory and informatic methods used to enhance Prequel testing.	These pending and issued patents have terms expected to begin expiring in 2032.	Claims relating to systems and methods for detecting genetic sequences.
FirstGene Multiple Prenatal Screen	We own one or more issued patents and pending patent applications in the U.S. and other jurisdictions relating to FirstGene testing.	These pending and issued patents have terms expected to begin expiring in 2032.	Claims relating to systems and methods for detecting genetic sequences, preparation of biological samples with enriched fetal fraction, and parallel detection of aneuploidy and genetic variants.
Precise MRD	We own one or more issued patents and pending patent applications in the U.S. or other jurisdictions relating to MRD testing.	These pending and issued patents have terms expected to begin expiring in 2037.	Claims relating to systems and methods for preparing enriched DNA fractions, detecting circulating tumor DNA, and identifying tumor variants.
SneakPeek	We own one or more issued patents and pending patent applications in the U.S. or other jurisdictions relating to SneakPeek testing.	These pending and issued patents have terms expected to begin expiring in 2040.	Claims relating to methods of improving the accuracy of fetal sex determination by reducing a level of contaminating DNA in a blood sample from a pregnant human subject and/or methods of detecting target fetal nucleic acids in a sample.

We have or intend to seek patent protection in the United States and major foreign jurisdictions for these and other inventions which we believe are patentable and where we believe our interests would be best served by seeking patent protection. However, any patents issued to us or our licensors may not afford meaningful protection for our products or technology or may be subsequently circumvented, invalidated or narrowed or found unenforceable. Any patent applications which we have filed, or will file, or to which we have licensed or will license rights may not issue, and patents that do issue may not contain commercially valuable claims. In addition, others may obtain patents having claims which cover aspects of our tests or processes which are necessary for or useful to the development, use or performance of our products. Should any other group obtain patent protection with respect to our discoveries, our commercialization of our tests could be limited or prohibited.

We describe whether and how risks related to our intellectual property have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "*Risks Related to Our Intellectual Property",* included in Part I, Item 1A of this Annual Report on Form 10-K.

License Agreements

We are a party to license agreements which give us the rights to use certain technologies in the research, development, testing processes, and commercialization of our tests. These licenses generally end on the expiration of the last to expire patent rights covered by the applicable license agreement. We may not be able to continue to license these technologies on commercially reasonable terms, if at all. In addition, each license may be terminated by the licensor in the event of an uncured breach by us of any material term of the applicable license agreement. Patents underlying our license agreements may not afford meaningful protection for our technology or tests or may be subsequently circumvented, invalidated or narrowed, or found unenforceable. Our failure to maintain rights to this technology could have a material adverse effect on our business. The table below lists important licenses to technologies that are relevant to certain of our tests:

Entity	Subject	Royalties	Expiration
University of Texas M.D. Anderson Cancer Center (UTMDACC)	Exclusive world-wide right to certain rights of UTMDACC in intellectual property relating to our MyChoice HRD testing.	We pay UTMDACC a royalty based on net sales of our MyChoice HRD test.	License runs for the term of the UTMDACC agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the UTMDACC agreement.
Mayo Foundation for Medical Education and Research (Mayo)	Exclusive world-wide license to certain rights of Mayo in intellectual property relating to our GeneSight testing.	We pay Mayo a royalty based on net sales of our GeneSight test.	License runs for the term of the Mayo agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the Mayo agreement.
Children's Medical Center in Boston (CMCC)	Exclusive world-wide right to certain rights of CMCC in intellectual property relating to our MyChoice HRD testing.	We pay CMCC a royalty based on net sales of our MyChoice HRD test.	License runs for the term of the CMCC agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the CMCC agreement.
Institut Curie and INSERM (INSERM)	Exclusive world-wide right to certain rights of INSERM in intellectual property relating to our MyChoice HRD testing.	We pay INSERM a royalty based on net sales of our MyChoice HRD test.	License runs for the term of the INSERM agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the INSERM agreement.
Illumina, Inc.	Non-exclusive license to certain rights held by or licensed to Illumina to intellectual property relating to non-invasive prenatal screening and the Prequel test.	We pay Illumina a royalty based on the volume of Prequel testing administered by us.	License runs for the term of the Illumina agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the Illumina agreement.
Eurobio Scientific SA (Eurobio)	Exclusive license to certain rights of Eurobio in intellectual property relating to our EndoPredict assay.	We pay Eurobio a royalty based on net sales of our EndoPredict test.	License runs for the term of the Eurobio agreement and, in any event, expires or may be terminated upon expiration of the last to expire patent right covered by the Eurobio agreement.

Governmental Regulation

Our operations are regulated by federal, state and foreign governmental authorities. Failure to comply with the applicable laws and regulations can subject us to repayment of amounts previously paid to us, significant civil and criminal penalties, loss of licensure, certification, or accreditation, or exclusion from state and federal health care programs. The significant areas of regulation applicable to us are summarized below.

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

Each of our clinical laboratories must hold certain federal, state and local licenses, certifications, and permits to conduct our business. Laboratories in the United States that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention, or treatment of disease are subject to the Clinical Laboratory Improvement Amendments of 1988 (CLIA). CLIA requires such laboratories to be certified by the federal government and mandates compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements intended to ensure that testing services are accurate, reliable and timely. CLIA certification also is a prerequisite to be eligible to bill state and federal health care programs, as well as many private third-party payors, for laboratory testing services. Our laboratories in Salt Lake City, Utah, Mason, Ohio, and South San Francisco, California are CLIA certified to perform high complexity tests.

CLIA requires each of our certified clinical laboratories to enroll in an approved proficiency testing program if performing testing in any category for which proficiency testing is required. Each of our clinical laboratories periodically tests specimens, where available, received from an outside proficiency testing organization and then submits the results back to that organization for evaluation. If one of our laboratories fails to achieve a passing score on a proficiency test, then it may lose its right to perform testing. Further, failure to comply with other proficiency testing regulations, such as the prohibition on referral of a proficiency testing specimen to another laboratory for analysis, can result in revocation of the laboratory's CLIA certification.

As a condition of CLIA certification, each of our clinical laboratories is subject to survey and inspection every other year, in addition to being subject to additional random inspections. The biennial survey is conducted by the Centers for Medicare & Medicaid Services (CMS), a CMS agent (typically a state agency), or a CMS-approved accreditation organization. Because our clinical laboratories are accredited by the College of American Pathologists (CAP), which is a CMS-approved accreditation organization, they are typically subject to CAP rather than CMS inspections.

Our laboratories are licensed by the appropriate state agencies in the states in which they operate, if such licensure is required. In addition, our laboratories hold state licenses or permits, as applicable, from various states, including, but not limited to, California, New York, Pennsylvania, Rhode Island and Maryland, to the extent that they accept specimens from one or more of these states, each of which requires out-of-state laboratories to obtain licensure.

If a laboratory is out of compliance with state laws or regulations governing licensed laboratories or with CLIA, penalties may include suspension, limitation or revocation of the license or CLIA certificate, assessment of financial penalties or fines, or imprisonment. Loss of a laboratory's CLIA certificate or state license may also result in the inability to receive payments from state and federal health care programs as well as private third-party payors. We believe that we are in material compliance with CLIA and all applicable licensing laws and regulations.

Food and Drug Administration

In the United States, in vitro diagnostic (IVD) products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease. They are subject to premarket review and post-market controls that will differ depending on how the FDA classifies a specific IVD, which is further defined in the FDA's implementing regulations as a device intended for use in the collection, preparation, and examination of specimens taken from the human body. For certain types of tests known as laboratory developed tests (LDTs)—which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory—FDA regulation is less clear than for IVDs. Historically, the FDA has exercised enforcement discretion for LDTs, meaning that the FDA generally did not enforce premarket review and other applicable FDA requirements. As LDTs increased in complexity over recent decades, the FDA took a risk-based approach to their regulation, while Congress also signaled interest in clarifying the regulatory landscape for LDTs as stakeholders across the spectrum expressed a need for regulatory certainty and clear operational guidelines. However, following several years of inaction by Congress on this issue, the FDA issued a final rule in May 2024 to regulate LDTs under the existing medical device framework and to phase out its longstanding enforcement discretion policy; the final rule became effective on July 5, 2024 and was expected to begin entering into force against non-exempt "LDT manufacturers" in May 2025.

Following issuance of the LDT final rule, the American Clinical Laboratory Association (ACLA) and one of its members, as well as the Association for Molecular Pathology (AMP) and one of its members, filed complaints against the FDA in the Eastern District of Texas and the Southern District of Texas, respectively. Both complaints alleged that the agency did not have authority to promulgate the LDT final rule and sought to vacate the FDA's action; the two cases were subsequently consolidated into a single action. On March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the final rule in its entirety and remanded the matter to the FDA, holding that the rule exceeded the agency's authority under the Federal Food, Drug, and Cosmetic Act. The FDA did not appeal the decision. As a result, the phase-in deadlines established by the rule are no longer operative, and in September 2025 the FDA implemented the court's vacatur of the final rule with a formal public notice.

The court's decision striking down the final rule preserves the existing enforcement-discretion policy for LDTs, which reduces the immediate regulatory burden for laboratories such as ours. However, uncertainty remains regarding the future of federal oversight in this area, as Congress could enact new legislation establishing a statutory framework for regulating all IVDs, including LDTs. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS.

In Vitro Diagnostics as Medical Devices

The information that must be submitted to the FDA in order to obtain clearance or approval to market a new IVD varies depending on how the device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling and adherence to the FDA's quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to premarket notification, general controls and sometimes special controls, such as performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. All Class I devices are exempt from premarket review, most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. If a previously unclassified new medical device does not qualify for the 510(k) pathway because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk, it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the premarket approval requirements. The payment of a fee, typically adjusted annually, to the FDA is usually required when a 510(k) notification, premarket approval application, or De Novo classification request is submitted.

510(k) Premarket Notification and De Novo Classification

A 510(k) notification requires the sponsor to demonstrate that an IVD is substantially equivalent to another marketed device, termed a "predicate device," that is legally marketed in the United States and for which a premarket approval (PMA) application was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Clinical trials are almost always required to support a PMA application and are sometimes required for a De Novo classification request or a 510(k) premarket notification. Further, Congress recently amended the FDCA to require sponsors of most clinical studies of investigational medical devices intended to support marketing authorization to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor's diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect clinical trial planning or what specific information the FDA will expect in such plans, but if the FDA objects to a sponsor's diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.

If the FDA determines that the applicant's device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the IVD is not substantially equivalent to a predicate device, it will issue a "Not Substantially Equivalent" letter, stating that the new device may not be commercially distributed and designating the device as a Class III device, which will require the submission and approval of a PMA application before the new device may be marketed. Alternatively, the applicant may be able to submit a De Novo classification request to have the new device regulated as a Class I or Class II device instead of under the automatic Class III designation. Among other things, if the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the device.

As an alternative to the De Novo classification process, the manufacturer could file a reclassification petition seeking to change the automatic Class III designation of a novel post-amendment device under Section 513(f)(3) of the FDCA. The FDA can also initiate reclassification of an existing device type on its own initiative, and it has previously issued a final rule to clarify the administrative process through which the agency reclassifies a medical device.

After a new medical device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA application. The FDA continues to reevaluate the 510(k) pathway and other medical device programs and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach to the life cycle oversight of medical devices and IVDs. We cannot predict what, if any, additional regulatory changes will occur or how they may affect our current or future products.

Premarket Approval

The PMA process is more complex, costly and time consuming than the 510(k) process. As with a De Novo classification request, a PMA application must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the IVD for its intended purpose. If the device is determined to present a "significant risk," the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.

After the PMA application is submitted, the FDA has 45 days to make a threshold determination that the PMA application is sufficiently complete to permit a substantive review. If the PMA application is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA application that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data including additional clinical data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA application will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process.

Regulation of Companion Diagnostic Devices

If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an IVD companion diagnostic device. The FDA has issued a final guidance document entitled "*In Vitro* Companion Diagnostic Devices" that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. In the guidance, the FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA also noted that in some cases, if evidence is sufficient to conclude that the IVD companion diagnostic device is appropriate for use with a class of therapeutic products, the intended use/indications for use should name the therapeutic class, rather than each specific product within the class. In April 2020, FDA published another final guidance entitled "Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products" that expands on the idea of a class of therapeutic products. The latter guidance describes considerations for the development and labeling of *in vitro* companion diagnostic devices to support the indicated uses of multiple drug or biological oncology products, when appropriate. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously. To that end, the FDA has also issued draft guidance entitled "Principles for Codevelopment of an *In Vitro* Companion Diagnostic Device with a Therapeutic Product" to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic.

The FDA has indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness.

If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. The sponsor of the IVD companion diagnostic device will be required to comply with the FDA's IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and investigational new drug application (IND) requirements. We expect that any IVD companion diagnostic device developed for use with drug products will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA application may be submitted.

We are developing companion diagnostic tests for use with drug products in development by pharmaceutical companies, such as our collaborations with pharmaceutical companies on PARP inhibitors for the treatment of ovarian, breast and other cancers. The FDA has also introduced the concept of a complementary diagnostic that it defines as a test that is not required but which provides significant information about the use of a drug. A complementary test can help guide treatment strategy and identify which patients are likely to derive the greatest benefit from therapy, and if approved by the FDA, information regarding the IVD will be included in the therapeutic product labeling. Although the FDA has not yet issued any written guidance regarding complementary diagnostics, it has approved some complementary diagnostics, including a supplementary premarket approval for BRACAnalysis CDx and MyChoice CDx as complementary diagnostic tests in ovarian cancer patients associated with enhanced progression-free survival (PFS) when used with the PARP inhibitor Zejula™ (niraparib).

In December 2014, we first obtained premarket approval for BRACAnalysis CDx, which is used as a companion diagnostic test to identify ovarian cancer patients who may benefit from AstraZeneca's PARP inhibitor Lynparza™ (olaparib). Since then, other indications for BRACAnalysis CDx in ovarian, breast, prostate and pancreatic cancer have received supplemental PMA approval as a companion diagnostic for Lynparza. The MyChoice CDx test has also received approvals as a companion diagnostic test. The premarket approval process for companion or complementary diagnostics is a complex, costly and time-consuming procedure. Approvals must be supported by valid scientific evidence, submitted as part of a PMA application, which typically requires extensive data, including quality technical, preclinical, clinical and manufacturing data to demonstrate to the FDA's satisfaction the safety and effectiveness of the companion diagnostic. Recently, the FDA issued a proposed rule to reclassify certain nucleic acid-based test systems indicated for use with a corresponding approved oncology therapeutic product from Class III (PMA) into Class II, subject to premarket notification with special controls. The proposal is based in part on the history of safe and effective use of our BRACAnalysis CDx and other oncology therapeutic nucleic acid-based test systems for their intended uses. We are currently collaborating with several bio-pharmaceutical companies for additional indications and geographical commercialization opportunities for BRACAnalysis CDx and MyChoice CDx as companion diagnostics with other drugs.

Ongoing Post-Market Regulatory Requirements in the United States

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA. In particular, after a medical device is placed on the market, applicable regulatory requirements include:

- compliance with the FDA's Quality System Regulation (QSR), which requires manufacturers to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance controls during the manufacturing process;
- labeling and advertising regulations, which prohibit the promotion of FDA-regulated medical products for uncleared, or unapproved uses, or "off-label" uses, and impose other restrictions on labeling; and
- medical device reporting obligations, which require that manufacturers investigate and report to the FDA adverse events, including deaths, or serious injuries that may have been or were caused by a medical device and malfunctions in the device that would likely cause or contribute to a death or serious injury if it were to recur.

The agency has issued a final rule called the Quality Management System Regulation (QMSR) to harmonize the FDA's medical device current good manufacturing practice regulations with the International Organization for Standardization standard for device quality management systems (ISO 13485:2016). The effective date for the QMSR final rule is February 2, 2026. Until then, manufacturers are required to comply with the QSR.

In addition, device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA and other enforcement agencies, which may include sanctions, including but not limited to, warning letters; fines, injunctions and civil penalties; recall or seizure of the device; operating restrictions, partial suspension or total shutdown of production; refusal to grant 510(k) clearance or approval of PMAs of new devices; withdrawal of clearance or approval; and civil or criminal prosecution.

Regulation of In Vitro Diagnostics and Companion Diagnostic Devices Outside the United States

Products intended for use in IVD applications require regulatory approvals in many other countries and geographic areas, some of which also provide for approval of companion diagnostics.

European Union

In the European Union (EU), IVD medical devices historically were regulated under the EU Directive 98/79/EC of the European Parliament and of the Council on in vitro diagnostic medical devices (the Directive). IVDs are not subject to pre-market authorization by a National Competent Authority (NCA), but instead have to comply with essential requirements based on conformity with harmonized standards. For certain IVDs, compliance with the essential requirements is subject to assessment by a Notified Body, a third-party organization designated by the relevant NCAs to assess regulatory conformity of IVDs before they are placed on the EU market. Under the Directive, the majority of IVDs could be placed on the market as a result of the manufacturer self-certifying the IVD as being in conformity with the essential requirements, without the involvement of a Notified Body.

The Directive was replaced by the Regulation (EU) 2017/746 of the European Parliament and of the Council on *in vitro* diagnostic medical devices (IVDR) that entered into force in May 2017, and which initially included a 5-year period until its original effective date of May 26, 2022, plus some transition provisions for IVDs already on the market. Unlike the Directive, which specifies certain requirements that must be achieved by each Member State and permits each Member State to decide how to transpose the Directive into national law to meet those requirements, the IVDR has direct binding legal force throughout every EU Member State without the need for national implementation. The major goals of the IVDR are to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR, IVDs are subject to additional legal regulatory requirements as compared to the Directive. Among other things, the IVDR introduced a new risk-based classification for IVDs and classified CDx and genetic tests as Class C products (second highest risk). Under the IVDR, Class C IVDs require assessment by a Notified Body for certification and audit of the manufacturer's quality management system (QMS) before they can be placed on the market. The IVDR also obligates laboratories located outside the EU to comply with the IVDR if testing specimens from European citizens. Compliance with the IVDR may be expensive and time-consuming. Manufacturers will need to provide significant evidence to demonstrate that a device performs safely and effectively. Performance data may require the conduct of additional clinical investigations or performance studies, with additional and more strict requirements under the IVDR. As noted above, the vast majority of IVDs under the Directive are self-certified, so many device manufacturers have not previously been subject to the Notified Body audits that will occur under the IVDR and will have to revise their QMS and Technical Documentation which will now be reviewed by the Notified Bodies. Companion diagnostic IVDs may also be reviewed by the competent medicinal product authorities, usually the European Medicines Agency, as part of a consultation process that will be part of the conformity assessment procedure. There is also a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports.

Due to multiple challenges to IVD manufacturers being ready for full application by the May 2022 implementation date, risk of shortages and limited Notified Body capacity, transition periods have been revised several times for legacy devices. The last revision took place by Regulation (EU) 2024/1860 in July 2024. For example, products classified as Class C under the IVDR, which were not subject to a Notified Body conformity assessment under the Directive and have a valid declaration of conformity drawn up prior to May 26, 2022, can continue to be placed on the market until December 31, 2028. Medical devices certified under the Directive may benefit from the extension provided they meet certain conditions ((i) continue to comply with the Directive, (ii) not be the subject of significant changes on design or intended purpose, (iii) not present an unacceptable health or safety risk, (iv) the manufacturer has in place a quality management system according to the IVDR rules before May 26, 2025, and (v) the manufacturer has applied to a Notified Body and has signed a written agreement for a conformity assessment under the IVDR rules by a certain date, depending on the risk class of the IVD). Certain IVDR requirements, including post-market surveillance, market surveillance, vigilance, and registration of economic operators and devices became effective on the May 26, 2022 implementation date.

United Kingdom

The withdrawal of the United Kingdom (UK) from the EU in 2021 meant that the EU IVDR did not take effect in Great Britain (England, Scotland, and Wales). Instead, the UK continues to rely on the Medical Devices Regulations 2002 (UK MDR), which implemented the former EU Directives and have since been amended several times to reflect post-Brexit changes. However, under the Northern Ireland Protocol, the IVDR does apply in Northern Ireland.

The competent authority for devices and IVDs in the UK, the Medicines and Healthcare products Regulatory Agency (MHRA), issued guidance on the regulation of IVDs in the UK following Brexit, and amendments were made to the UK MDR to take account of the fact that the UK now has a free-standing regulatory regime.

As currently described in these provisions, MHRA continues to recognize EU CE marks within Great Britain until July 2030 for certain devices, in order to align with EU transition periods. It is anticipated, following a consultation response published by the UK government in August 2025, that EU CE marks will be recognized indefinitely in the UK. IVD legal manufacturers wishing to place IVDs on the UK market are required to register with the MHRA and those based outside of the UK must appoint a UK Responsible Person to manage compliance efforts in the UK.

The UK government is currently reviewing the regime governing medical devices and IVDs in the UK with changes being made to the UK MDR slowly and incrementally to better align with international best practices, including some similarities to the IVDR. For example, new regulations on medical device post-market surveillance requirements came into force in June 2025. Additionally, following Brexit, a new marking called UK Conformity Assessed (UKCA) mark was introduced specifically for use in the UK. In the consultation response mentioned above, the UK government confirmed that it intends to remove the requirement for a UKCA marking to be affixed to a medical device or IVD, or its sterile pack, in order for it to be placed on the GB market where the product has undergone conformity assessment in the UK (however, this will remain optional, addressing a concern that the change would lead to relabeling activities). Instead, manufacturers will need to assign a Unique Device Identification (UDI) to their device and the UDI will need to be registered in a publicly accessible database.

The UK government has also recognized that the current classification of IVDs under the UK MDR is outdated. As such, it intends to change the existing list-based classification of IVDs, derived from the EU Directive, to a risk-based framework. This approach generally aligns with principles developed by the International Medical Device Regulators Forum (IMDRF) and with the classification of IVDs under the EU IVDR.

Japan

IVDs are regulated in Japan by the Pharmaceutical and Medical Devices Agency (PMDA) and are assigned to one of three classes depending on the perceived level of risk. Those in the least risky class may be registered and marketed after filing a pre-market submission, while those in the middle class are subject to pre-market certification by a registered certification body. The riskiest IVDs must be approved. Submissions may be made only by marketing authorization holders, which must satisfy specific requirements.

Significant revisions to Japanese regulations of medical devices, IVDs, and other health care products are ongoing. The first round of changes to Japan's PMDA took effect in September 2020 and August 2021. A further revision in May 2022 introduced a fast-track approval pathway for IVDs, allowing conditional or time-limited approval in emergency situations where the efficacy of medical product is presumed, subject to confirmation of safety. The revision enacted in May 2025, while applicable to pharmaceuticals in general (including IVDs), establishes systems to secure the quality and safety of pharmaceuticals, ensure stable supply chains, foster an environment conducive to more active drug development, and strengthen the role of drug stores. Revisions specific to IVDs include: (i) the abolition of pre-approval testing prior to manufacture and sale; (ii) introduction of a system similar to the pharmaceutical re-evaluation system; and (iii) the creation of an exception under which the production manager for IVDs is not necessarily required to be a pharmacist. These revisions will take effect within six months to two years, depending on the relevant provision.

Additional International Regulation

We market, directly or through distributors, some of our tests outside of the United States and are subject to foreign regulatory requirements governing laboratory licensure, human clinical testing, use of tissue, privacy and data security, and marketing approval for our tests. These requirements vary by jurisdiction, differ from those in the United States and may require us to implement additional compliance measures or perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required. We are also required to maintain accurate information on and control over sales and distributors' activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions, as well as the UK Bribery Act and other anti-corruption laws.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), which applies to health plans, healthcare clearing houses, and healthcare providers that conduct certain health care transactions electronically (Covered Entities) contains provisions that address the privacy and security of individually identifiable health information (called "protected health information" under HIPAA), the standardization of identifying numbers used in the healthcare system and the standardization of certain health care transactions. HIPAA's privacy regulations protect health information by limiting its use and disclosure to certain purposes, such as treatment or payment, without patient authorization. HIPAA also gives patients certain rights including the right to access their medical records and the right to an accounting of certain disclosures of protected health information. HIPAA's privacy rule also limits many disclosures of protected health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards for the protection of protected health information and the adoption of written security policies and procedures.

The Health Information Technology for Economic and Clinical Health Act (HITECH) expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities. Under HITECH's breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of the U.S. Department of Health and Human Services. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size and impact of the breach, they must be reported through local and national news media. Breach reports can lead to investigation, enforcement, civil monetary penalties and civil litigation, including class action lawsuits and enforcement by state authorities as well as significant reputational harm.

We are currently subject to the HIPAA regulations and maintain an active compliance program that is designed to meet requirements of the privacy and security rules and to identify privacy and security incidents and other issues in a timely fashion so that we may remediate, mitigate harm and report if required by law. However, even if we take steps to comply with HIPAA, we may be subject to breaches caused by human error or external threat actors, complaints and investigation at the federal and/ or state level. In the event of a breach, even if we mitigate harm and make required reports on a timely basis, we may still be subject to penalties for the underlying breach.

Other federal and state laws establish additional requirements for protecting the privacy and security of health information that is not protected by HIPAA. For instance, Washington state passed the "My Health My Data" Act, which will regulate "consumer health data," which is defined as "personal information that is linked or reasonably linkable to a consumer and that identifies a consumer's past, present, or future physical or mental health." The "My Health My Data" Act provides exemptions for personal data used or shared in connection with certain research activities, including data subject to 45 C.F.R. Parts 46, 50 and 56. Notably, the "My Health My Data" Act contains a private right of action. In addition, Nevada enacted a consumer health data privacy bill, SB 370, which also regulates "consumer health data" and shares many similarities with Washington's "My Health My Data" Act, Connecticut amended its comprehensive privacy law to include heightened regulation of "consumer health data," and Texas amended its comprehensive privacy law to include heightened regulation of biometric and genetic data. Additional states may adopt health-specific privacy laws that could impact our business activities and our collection and handling of health-related data.

In addition to the federal privacy and security regulations and health privacy law referenced above, there are a number of state laws regarding the privacy and security of health information and personal data that can be applicable to our clinical laboratories, as further discussed in the "Risk Factors" section below. Many states have also implemented genetic testing laws imposing specific patient consent requirements and protecting genetic information by limiting the use and disclosure of such information. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at risk for disease. Compliance with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal, can be challenging as these laws often change, overlap and conflict and we may not be able to maintain compliance in all jurisdictions where we do business.

Transparency Laws and Regulations

A federal law known as the Physician Payments Sunshine Act requires medical device manufacturers to track and report to CMS certain payments and other transfers of value made to covered recipients, which include physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse-midwives who are not bona fide employees of the manufacturer, as well as teaching hospitals, and ownership or investment interests held by physicians and their immediate family members. Manufacturers must report data for the previous calendar year by the 90th day of the then-current calendar year. CMS then publishes the data on a publicly available website no later than June 30. There are also state "sunshine" laws that require device manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, and make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices. These laws may adversely affect our sales, marketing, and other activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Reimbursement and Billing

Reimbursement and billing for diagnostic services is highly complex. Laboratories must bill various payors, such as private third-party payors, including managed care organizations (MCOs), and state and federal health care programs, such as Medicare and Medicaid, and each may have different billing requirements. Additionally, the audit requirements imposed by these payors, as well as our internal compliance policies and procedures, add further complexity to the billing process. Other factors that complicate billing include:

- variability in coverage and information requirements among various payors;
- patient financial assistance programs;
- missing, incomplete or inaccurate billing information provided by ordering physicians;
- billings to payors with whom we do not have contracts;
- disputes with payors as to which party is responsible for payment; and
- disputes with payors as to the appropriate level of reimbursement.

Depending on the reimbursement arrangement and applicable law, the party that reimburses us for our tests may be:

- a third party who provides coverage to the patient, such as an MCO;
- a state or federal health care program; or
- the patient.

Presently, approximately 61% of our revenue comes from private third-party payors.

In April 2014, Congress passed the Protecting Access to Medicare Act of 2014 (PAMA), which included substantial changes to the way in which CMS pays for clinical laboratory services under Medicare's Clinical Laboratory Fee Schedule (CLFS). PAMA took effect on January 1, 2018 and requires applicable laboratories to report to CMS private insurer payment rates and volumes for their tests. CMS uses the data reported and the Healthcare Common Procedure Coding System code associated with the test to calculate a weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for tests that are considered to be clinical diagnostic laboratory tests (CDLTs), subject to certain phase-in limits. For tests furnished on or after January 1, 2019, Medicare payments for CDLTs are based on reported private payor rates. For a CDLT that is assigned a new or substantially revised current procedural terminology (CPT) code, the initial payment rate is assigned using the gap-fill methodology, as under prior law.

If the test falls into the category of new advanced diagnostic laboratory test (ADLT) instead of a CDLT, the test will be paid based on an actual list charge for an initial period of three quarters before being shifted to the weighted median private payor rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount. Accordingly, if newly developed tests receive Medicare coverage in the future, the reimbursement rate we receive for such tests may be affected by payment rates made by private payors for such tests.

Since December 2019, Congress has passed a series of laws to modify PAMA's statutory requirements related to the data reporting period and phase-in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, on February 3, 2026, Section 6226 of the Continuing Appropriations Act, 2026 further delayed the data reporting requirements for CDLTs that are not ADLTs as well as the phase-in of payment reductions. The next data reporting period will be from May 1, 2026 through July 31, 2026, and will be based on an updated data collection period of January 1, 2025 through June 30, 2025. A 0% payment reduction will be applied until January 30, 2027, so that the fee schedule amount for a CDLT that is not an ADLT may not be reduced compared to the payment amount for that test in CY 2026. From January 31, 2027 through December 31, 2028, payment may not be reduced by more than 15% percent per year compared to the payment amount established for a test the preceding year.

CMS's methodology under PAMA (as well as the willingness of commercial insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders commercial insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. For example, PAMA (as amended) includes provisions that limit the amount by which payment for testing may be reduced. For example, for 2018 through 2020, a test price could not be reduced by more than 10% per year. The same series of laws discussed above modified the phase-in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through 2024. Consequently, payment may not be reduced by more than 15 percent per year from January 31, 2027 through December 31, 2028 as compared to the payment amount established for a test the prior year.

Given the many uncertainties built into PAMA's price-setting process, we cannot predict how payments we receive under the CLFS, and thus our revenue, may change from year to year.

The No Surprises Act was signed into law on December 27, 2020, as part of the Consolidated Appropriations Act, 2021. The Department of Health and Human Services, the Department of Treasury, and the Department of Labor have since released "Tri-Agency" regulations to implement the No Surprises Act, which became effective on January 1, 2022. The law and regulations generally apply to group health plans and health insurance issuers offering group or individual health insurance coverage for plan years starting January 1, 2022, and to certain health care providers and facilities. For non-emergency services provided by an out-of-network provider (such as a laboratory) during a visit at an in-network facility (which includes a hospital but not a physician office), the No Surprises Act requires the non-emergency services provider to hold a patient harmless for amounts beyond the in-network cost-sharing requirement. In other words, balance billing generally is prohibited. Because these billing requirements do not apply to patient specimens collected in a physician office, Myriad is impacted primarily when a patient's specimen is collected at an in-network hospital, and Myriad is an out-of-network provider under the patient's insurance plan. Out-of-network rates for covered services are determined by a state All-Payer Model Agreement, a specified state law, an agreed-upon amount, or, if none apply, an amount determined by an independent dispute resolution entity. The cost-sharing amount is limited to an amount determined by an All-Payor Model Agreement, a specified state law, or, if neither applies, the lesser of the billed charge or the "qualifying payment amount," which is generally the plan or issuer's median contracted rate for the same or similar service in the specific geographic area. Non-covered services are not impacted by these rules. In addition, providers, including Myriad, must post consumer notices on their website about the applicability of the law. Providers, including physician offices, must provide a good faith estimate of the cost of the service when requested by a patient who is uninsured or seeking to forgo insurance and pay cash instead.

Federal and State Fraud and Abuse Laws

A variety of state and federal laws prohibit fraud and abuse involving state and federal health care programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced aggressively by various state and federal agencies, including CMS, the Department of Justice, the Office of Inspector General for the Department of Health and Human Services (OIG), and various state agencies. In addition, the Medicare and Medicaid programs increasingly use a variety of contractors to review claims data and to identify improper payments as well as fraud and abuse. Any overpayments must be repaid within 60 days of identification unless a favorable decision is obtained on appeal. In some cases, these overpayments can be used as the basis for an extrapolation by which the error rate is applied to a larger set of claims, which can result in even higher repayments.

Anti-Kickback Laws

The Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. "Remuneration" is broadly interpreted to include anything of monetary value, such as, for example, cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies or equipment.

Recognizing the potential breadth of interpretation of the Anti-Kickback Statute and the fact that it may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the OIG has promulgated safe harbors intended to protect such arrangements. Compliance with all requirements of a safe harbor immunizes the parties to the business arrangement from prosecution under the Anti-Kickback Statute. The failure of a business arrangement to fit within a safe harbor does not necessarily mean that the arrangement is illegal or that enforcement agencies will pursue prosecution. Still, in the absence of an applicable safe harbor, a violation of the Anti-Kickback Statute may occur even if only one purpose of an arrangement is to induce referrals. The penalties for violating the Anti-Kickback Statute can be severe. These sanctions include criminal and civil penalties, imprisonment and possible exclusion from federal health care programs. Many states have adopted laws similar to the Anti-Kickback Statute, and some apply to items and services reimbursable by any payor, including private third-party payors.

In addition, in October 2018, the Eliminating Kickbacks in Recovery Act of 2018 (EKRA), was enacted as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (the SUPPORT Act). EKRA is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written. Further, certain of EKRA's exceptions are inconsistent with the Anti-Kickback Statute regulations. Significantly, EKRA permits the U.S. Department of Justice to issue regulations clarifying EKRA's exceptions or adding additional exceptions, but such regulations have not yet been issued. Further, there is no agency guidance and little court precedent to indicate how and to what extent EKRA will be applied and enforced.

Physician Self-Referral Bans

The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare patients to an entity providing certain designated health services, which include laboratory services, if the physician or an immediate family member of the physician has any financial relationship with the entity. Several Stark Law exceptions are relevant to arrangements involving clinical laboratories, including but not limited to: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements; and (4) personal services arrangements. Penalties for violating the Stark Law include the return of funds received for all prohibited referrals, fines, civil monetary penalties and possible exclusion from federal health care programs. In addition to the Stark Law, many states have their own self-referral bans, which may extend to all self-referrals, regardless of the payor.

State and Federal Prohibitions on False Claims

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Under the False Claims Act, a person acts knowingly if he or she has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Specific intent to defraud is not required. The qui tam provisions of the False Claims Act allow a private individual to bring an action on behalf of the federal government and to share in any amounts paid by the defendant to the government in connection with the action. Penalties include payment of up to three times the actual damages sustained by the government, plus significant civil penalties for each false claim, as well as possible exclusion from federal health care programs. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state health care programs, and, in several states, such laws apply to claims submitted to any payor.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law (the CMP Law), prohibits, among other things, (1) the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Other U.S. Regulatory Requirements

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. This also includes requirements to ensure employees are informed of hazardous chemicals in the workplace and provide expectations for the safe handling of hazardous chemicals. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service, the Office of Foreign Assets Control, and the International Air Transport Association.

Our laboratories are subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, radioactive materials, hazardous waste and biohazardous waste, including chemical and biological agents and compounds, blood and bone marrow samples, and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

In addition, our advertising for laboratory tests using FDA-cleared or approved IVDs as well as LDTs that are not FDA-approved is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission (FTC), as well as certain state laws. Under the Federal Trade Commission Act, or FTC Act, the FTC is empowered, among other things, to prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or certain products in the future, or criminal prosecution.

Available Information

We are a Delaware corporation with our principal executive offices located at 322 North 2200 West, Salt Lake City, Utah 84116. Our telephone number is (801) 584-3600 and our website address is *www.myriad.com*. We make available free of charge through the Investor Relations section of our website our Code of Conduct, our Audit and Finance Committee and other committee charters and our other corporate governance policies, as well as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Securities and Exchange Commission maintains an internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our website.

Item 1A.   RISK FACTORS

The following is a summary of the principal risks that could adversely affect our business, operations, and financial results:

Risks Related to Our Business and Our Strategy
- We may not be able to generate sufficient revenue from our existing tests or develop new tests to be profitable.
- Our strategic plan may not achieve the anticipated results, and we may not be able to achieve or maintain revenue growth or operate our business on a profitable basis.
- If the government and other third-party payors fail to provide coverage and adequate payment for our existing and future tests, if any, our revenue and prospects for profitability will be harmed.
- If we do not generate sufficient cash flow from operations and are unable to secure additional funding, we may have to reduce the scale of our operations.
- We are subject to debt covenants that impose operating and financial restrictions on us and if we are not able to comply with them, it could have a material adverse impact on our operations and liquidity.
- If our existing capital resources and expected net cash to be generated from sales of our tests is not sufficient for us to maintain our currently planned operations, we may find it necessary to raise additional funding, which may not be available on favorable terms, or at all.
- We have been subject to, and in the future may be subject to, securities class action lawsuits and stockholder derivative actions, as well as product or professional liability claims. These, and potential similar or related litigation, could result in substantial losses and have a material adverse effect on our business, cash position, operating results or financial condition.
- An inability to attract and retain experienced and qualified personnel, including key management personnel, could adversely affect our business.
- We have acquired and we may continue to acquire technologies, assets or other businesses that could cause us to incur significant expense and expose us to a number of unanticipated operational and financial risks, which could adversely affect our financial condition, results of operations and business prospects.
- We may sell or discontinue certain existing products or services, which may adversely impact our business, results of operations, and financial condition.
- Failure to comply with laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs and corresponding foreign reimbursement programs.
- Security breaches, loss of data and other disruptions, including from cyberattacks and other cybersecurity incidents, could compromise personal, confidential, or other sensitive or proprietary information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.
- If we experience a significant disruption in our information technology systems, or those of third-parties upon which we rely, including cloud-based services, our business operations and financial condition could be adversely affected.
- Artificial intelligence introduces emerging risks and challenges to our business.
- Each of our tests is processed in a single one of our laboratory facilities, and any loss or prolonged interruption of our ability to use these laboratories or failure to maintain their operation in compliance with applicable regulations would seriously harm our business.
- We depend on a limited number of third parties, or, in some cases, single-source suppliers, for equipment, reagents, other supplies, and specimen collection services. If these supplies or services become unavailable or are disrupted, then we may not be able to successfully perform our research, operate our business, or perform our tests on a timely basis or at all.
- Our international business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
- International trade disputes, including United States trade tariffs and retaliatory tariffs, could adversely impact our business.
- Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests.
- We rely on commercial courier delivery services to transport biological materials to our facilities in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.
- Our financial condition and results of operations could be adversely affected by adverse public health developments.
- We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.
- Impairment in the value of our goodwill or other intangible assets could have a material adverse effect on our operating results and financial condition.
- Our estimates of actionable market size and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at expected rates.
- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
- Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Risks Related to the Development and Commercialization of Our Tests and Test Candidates

- Our tests in development may not be clinically effective or may never achieve significant commercial market acceptance and our test offerings that we have recently launched or acquired may not be commercially successful.
- If we do not compete effectively with scientific and commercial competitors, we may not be able to successfully commercialize our tests, increase our revenue or achieve and sustain profitability.
- If our current research collaborators or scientific advisors terminate their relationships with us or develop relationships with a competitor, our ability to discover genes, proteins, and biomarkers, and to validate and commercialize tests could be adversely affected.

Risks Related to Our Intellectual Property

- If we fail to protect our proprietary technology, others could compete against us more directly, which would harm our business.
- If we are subject to litigation or other proceedings arising from a claim of infringement of the intellectual property of a third party, we might incur significant costs and delays in test introduction or we could be prevented from using technologies incorporated in our tests.
- If we fail to comply with our obligations under license or technology agreements with third parties, we could lose license rights that are critical to our business.
- We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets.
- If we fail to adequately protect our trademarks, service marks, trade names and trade dress, we may lose goodwill and brand equity associated with our business.

Risks Related to Government Regulation

- If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer consequences that could materially and adversely affect our operating results and financial condition.
- Our actual or perceived failure to comply with data protection laws and regulations could lead to complaints, government enforcement actions, private litigation, and/or adverse publicity and could negatively affect our business.
- We may from time to time be subject to government investigation(s), the unfavorable outcome of which may have a material adverse effect on our financial condition, results of operations and cash flows.
- Changes in health care policy could increase our costs and impact sales of and reimbursement for our tests.
- Our business could be harmed by the loss, suspension, or other restriction of a license, certification, or accreditation, or by the imposition of a fine or penalties, under CLIA, its implementing regulations, or other state, federal and foreign laws and regulations affecting licensure or certification, or by future changes in these laws or regulations.
- Planned or potential changes in the way the FDA regulates tests performed by laboratories like ours could result in delay and/or additional expense in offering our tests and tests that we may develop in the future.
- FDA regulation of our GeneSight Psychotropic test could be disruptive to our business.
- Companion and complementary diagnostic tests require FDA approval, and we may not be able to secure such approval in a timely manner or at all.
- Our companion diagnostic tests are subject to ongoing regulatory compliance obligations and continued regulatory review and the failure to comply with such obligations could result in regulatory enforcement and/or penalties.
- Our business involves environmental risks that may result in liability for us.

General Risks and Risks Related to Our Common Stock

- Our stock price is highly volatile, and our stock may lose all or a significant part of its value.
- If we are unable to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, our results of operations, our stock price and investor confidence in us could be adversely affected.
- Anti-takeover provisions of Delaware law, provisions in our charter and bylaws and re-adoption of our stockholders' rights plan, or poison pill, could make a third-party acquisition of us difficult.
- Shareholder activism can have a significant impact on our operations, strategy, and overall performance.
- Future sales and issuances of our common stock would result in dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.
- We do not intend to pay dividends so any returns will be limited to changes in the value of our common stock.
- Increasing scrutiny and evolving expectations from regulators, business partners, investors, and other stakeholders with respect to our environmental, social, and governance practices may impose additional costs on us or expose us to new or additional risks.
- Our certificate of incorporation and our bylaws designate specific state or federal courts as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Risks Related to Our Business and Our Strategy

We may not be able to generate sufficient revenue from our existing tests or develop new tests to be profitable.

We believe our future success is dependent upon our ability to successfully market our existing tests to additional patients within the United States, to expand into new product markets, to develop and commercialize new tests and to maintain or obtain reimbursement for our tests. However, we may not be able to generate sufficient revenue from our existing tests and launching and commercializing new tests to be profitable. For the year ended December 31, 2025, our net loss was $365.9 million and we expect to continue to incur net losses in future years. The demand for our existing tests may decrease or may not continue to increase at historical rates due to sales of new tests that may replace or cannibalize our existing product portfolio, or for other reasons such as the introduction of competing testing products by competitors. For example, because most of our tests are only utilized once per patient, we will need to sell our products to new patients or develop new tests to continue to generate revenue. Our average reimbursement rate per test may also decline, which may cause our revenue to decrease. Our pipeline of new test candidates, such as FirstGene, Prolaris with PathomIQ AI, and Precise MRD, are in various stages of development, some of which may take many more years to develop and must undergo extensive clinical validation. We may be unable to discover or develop any additional tests through the utilization of our technologies or technologies we license or acquire from others. Even if we develop tests for commercial use, we may not be able to develop tests that:

- meet applicable regulatory standards, in a timely manner or at all;
- successfully compete with other technologies and tests;
- avoid infringing the proprietary rights of others;
- are adequately reimbursed by third-party payors;
- can be performed at commercial levels or at reasonable cost; or
- can be successfully marketed.

We must generate significant revenue to achieve profitability. Even if we succeed in marketing our existing tests to physicians for use in new patients and in developing and commercializing any new tests, we may not be able to generate sufficient revenue to be profitable.

Our strategic plan may not achieve the anticipated results, and we may not be able to achieve or maintain revenue growth or operate our business on a profitable basis.

Our current strategic plan is focused on three pillars. First, we plan to drive accelerated growth and profitability by focusing on the Cancer Care Continuum, or CCC, market. We plan to do so by increasing investment in research and development and enhancing our commercial capabilities and customer digital experience to better serve the CCC market. We also plan to leverage strategic partnerships and biopharma services to unlock new growth drivers and expand our portfolio of testing solutions to other high-growth cancer segments such as molecular residual disease. Second, we aim to grow our Prenatal Health and Mental Health revenues at or above market growth by leveraging our expanded prenatal offerings, including FirstGene Multiple Prenatal Screen, to drive increased volume and by focusing on high value GeneSight accounts and leveraging state biomarker laws to improve our reimbursement rates. Third, we plan to complement the revenue growth drivers outlined above with an enhanced focus and commitment to delivering sustained, profitable growth. Our future performance and growth depend on the success of our strategic plan, including management's ability to execute upon that plan and the ability of our employees to respond quickly and effectively to strategic projects and changes in our operations and business practices. The implementation of our strategic plan has resulted, and is expected to continue to result, in changes to business priorities and operations, capital allocation priorities, operational and organizational structures, and increased demands on management. The execution of our strategic plan may take longer than anticipated, and we may not realize, in full or part, our anticipated growth targets in our testing volumes and revenue, or such growth may be realized more slowly than anticipated.

In recent years we have not operated our business profitably, and we may not be able to achieve or maintain profitability in the future. Potential events or factors that may have a significant impact on our ability to achieve our growth targets and achieve and/or maintain revenue growth and profitability for our business include the following:

- the efforts of third-party payors to limit or decrease the amounts that they are willing to pay for our tests, recoup amounts already paid, not cover our tests, or institute burdensome administrative requirements for reimbursement, such as prior authorization requirements;
- our ability to execute on our strategic plan;
- increased costs of reagents and other consumables required for testing;
- increased personnel and facility costs;
- our inability to hire competent, trained staff, including laboratory directors required to review and approve all reports we issue in our business, and sales personnel;

- our inability to obtain necessary equipment or reagents to perform testing;
- our inability to increase production capacity to meet demand increases;
- our inability to expand into new markets;
- increased licensing or royalty costs, and our ability to maintain and enforce the intellectual property rights underlying our tests and services;
- changes in intellectual propriety law applicable to our patents or enforcement in the United States and foreign countries;
- the expiration of the patents covering our products;
- potential obsolescence of our tests;
- our inability to obtain or increase commercial acceptance of our tests;
- increased competition and loss of market share;
- global or local economic conditions;
- protectionist laws and business practices, including trade restrictions, tariffs, export controls, quotas and other trade barriers, including China-U.S., Mexico-U.S. and Canada-U.S trade policies;
- increased regulatory requirements;
- material litigation costs, settlements, and judgments;
- changes in federal and state legislation that could increase the number of uninsured and under-insured individuals;
- our increased investment in research and development, including the possibility that new products may fail to achieve clinical validation, regulatory clearance, or market acceptance; and
- our inability to successfully execute our plan to leverage strategic collaborations and biopharma partnerships, which arrangements may not be available on acceptable terms, or at all, delayed, modified, or terminated, any of which could potentially affect our ability to launch or commercialize new testing solutions.

The failure to achieve our growth targets and achieve and/or maintain revenue growth and profitability for our business could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows, as well as the trading price of our common stock.

If the government and other third-party payors fail to provide coverage and adequate payment for our existing and future tests, if any, our revenue and prospects for profitability will be harmed.

In both domestic and foreign markets, sales of our tests or any future tests will depend in large part upon the availability of reimbursement from third-party payors. Such third-party payors include state and federal health care programs such as Medicare, managed care organizations, other private health insurers and other organizations. These third-party payors are increasingly attempting to contain health care costs by demanding price discounts and limiting both coverage regarding which tests they will pay for and the amounts that they will pay for existing and new tests. We have experienced coverage limitations and price reductions for many of our products, including for our GeneSight Psychotropic Mental Health Medication Test, and we may continue to experience future coverage limitations and price reductions from CMS, managed care organizations, and other third-party payors. We do not receive reimbursement from third-party payors or payment from patients for many of the tests we perform. The fact that a test has been approved for reimbursement in the past, for any particular indication or in any particular jurisdiction, does not guarantee that such a test will be approved or remain approved for reimbursement, that the reimbursement amount approved for such test will not be reduced in the future, or that similar or additional tests will be approved for reimbursement in the future. For example, in 2024, UnitedHealthcare updated its medical policy for pharmacogenetic testing to no longer provide coverage for certain multi-gene panel pharmacogenetic tests, including our GeneSight test, under its commercial, individual exchange and certain managed Medicaid plans. The change in UnitedHealthcare coverage negatively impacted our revenue, profitability, and cash flow in 2025 and we expect that these negative impacts may continue in 2026 and thereafter. We have undertaken, and intend to continue to undertake, certain engagement efforts with certain payors regarding their coverage policy for GeneSight. There is no guarantee, however, that our efforts will be successful or that our GeneSight test will be covered by UnitedHealthcare or other payors in the future. In addition, the lack of reimbursement for our GeneSight test may discourage providers from ordering it for their patients. Moreover, there can be no assurance that any new tests we have launched or may launch will be reimbursed at rates that are comparable to the rates that we historically obtained for our existing product portfolio. As a result, third-party payors may not cover or provide adequate payment for our current or future tests to enable us to maintain past levels of revenue or profitability with respect to such tests. Further, third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

In addition, under PAMA, Medicare reimbursement for any given test is based on the weighted-median of the payments made by private payors for such test, rendering private payor payment levels even more significant. As a result, future Medicare payments may fluctuate more often and become subject to the willingness of private payors to recognize the value of tests generally and any given test individually. Since December 2019, Congress has passed a series of laws to modify PAMA's statutory requirements related to the data reporting period and phase-in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, on February 3, 2026, Section 6226 of the Continuing Appropriations Act, 2026 further delayed the reporting requirement as well as the application of the 15% phase-in reduction. The next data reporting period for CDLTs that are not ADLTs will be May 1, 2026 through July 31, 2026, and the reporting will be based on an updated data collection period of January 1, 2025 through June 30, 2025. The same series of laws modified the phase-in of payment reductions resulting from private payor rate implementation. A 0% reduction limit will be applied until January 30, 2027. Consequently, payment may not be reduced by more than 15 percent per year for January 31, 2027 through December 31, 2028, as compared to the payment amount established for a test the prior year. While legislation is currently pending in Congress that would, among other things, lead to permanent PAMA reform, we cannot predict whether or when reform will be implemented. Any declines in average selling prices of our products due to pricing pressures may have an adverse impact on our business, results of operations, and financial condition.

Third-party payors may also impose prior authorization requirements, dispute our billing or coding and may decide to deny payment or recoup payment for testing that they contend to have been not medically necessary, against their coverage determinations, or for which they have otherwise overpaid, and we may be required to change our revenue estimates for previously delivered tests or refund reimbursements already received. We have also experienced delays or denials of coverage for failure to adequately comply with procedural requirements imposed by third-party payors to obtain reimbursement. When a third-party payor denies payment for testing, we often are not able to collect payment from the patient, and therefore, we do not receive any payment from our testing. We also periodically receive and respond to requests for recoupment from third-party payors in the ordinary course of business. In addition, if a third-party payor successfully proves that payment for prior testing was in breach of contract or otherwise contrary to law, they may recoup payment, which amounts could be significant and would impact our results of operations. We may also continue to negotiate and settle with third-party payers in order to resolve allegations of overpayment.

As part of our revenue recognition process, we estimate the expected amount of consideration to be received from our tests using all the information (historical, current, and forecast) that is reasonably available to identify possible consideration amounts. The estimate of revenue is affected by, among other factors, changes in payor mix, payor collections, current customer contractual requirements, experience with collections from third-party payors, and changes in medical policies. We have experienced, and may continue to experience, positive and negative changes in our revenue estimates for previously delivered tests as a result of third-party payors disputing our bills or denying payment for tests that we have performed or from changes in the estimated transaction price due to contractual adjustments, obtaining updated information from payors and patients that was unknown at the time the performance obligation was met and settlements with third-party payors. While we believe our revenue recognition process is reasonable and performed in accordance with applicable accounting standards, we cannot guarantee that our revenue estimates for our tests will be accurate or equal the amount of cash actually collected or that we will not continue to recognize positive or negative changes in our revenues for tests performed in prior periods. For example, we have one third-party payor that represents 13% and 18% of our total accounts receivable balance as of December 31, 2025 and December 31, 2024. If the actual amount of cash collected from this payor differs from our current estimates, our revenue may be materially impacted.

Third-party payors, such as commercial health insurers and government payors and programs, may also adopt requirements, programs or policies that may restrict or adversely affect our business. For example, in September 2022, the California Department of Public Health (CDPH) implemented regulatory amendments making the California Prenatal Screening (PNS) Program the exclusive provider of cell-free DNA (cfDNA) trisomy screening in California. These regulatory amendments set reimbursement rates significantly below prior levels and barred non-participating laboratories from offering or performing cfDNA trisomy screening in California. As we were not a participating laboratory under the PNS Program, we would have been prohibited from offering or performing our Prequel screening test in California. However, on September 16, 2022, we filed jointly with Laboratory Corporation of America Holdings (Labcorp) a writ petition in the Superior Court of the State of California, County of San Francisco, against the CDPH and its Director, seeking to block the exclusivity regulation. The Superior Court granted a preliminary injunction on November 2, 2022, and later issued a permanent injunction on April 28, 2023, preventing enforcement of the regulation. A final judgment was entered on June 1, 2023, and CDPH did not appeal. As a result of the foregoing, we expect to continue to be able to offer and perform our Prequel screening test in California. However, the possibility that we might not have been able to continue to offer our Prequel screening test in California had a chilling effect on sales of our Prequel screening test in California.

U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of health care. For example, in some foreign markets, the government controls the pricing of many health care products. We expect that there will continue to be federal and state proposals to implement governmental controls or impose health care requirements. In addition, the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on product pricing. Cost control initiatives could decrease the price that we would receive for any tests in the future, which would limit our revenue and profitability.

If we do not generate sufficient cash flow from operations and are unable to secure additional funding, we may have to reduce the scale of our operations.

While we believe that our existing cash and cash equivalents, future cash flow from operations, and amounts available for borrowing under our Credit Facility (as defined below) will be sufficient to meet our anticipated cash requirements for at least the next 12 months, changes could occur that would consume available capital resources more quickly than we currently expect and we may need or want to raise additional financing.

On July 31, 2025 (the "Closing Date"), we entered into Credit Agreement (the "Credit Agreement") with the lenders from time to time party thereto, and OrbiMed Royalty & Credit Opportunities IV, LP., as administrative agent (the "Administrative Agent") and as initial lender ("OrbiMed"). The Credit Agreement consists of a $200 million term loan credit facility with an initial term loan of $125 million (the "Initial Loan"), which amount was funded on the Closing Date, and delayed draw term loans (the "Delayed Draw Loans" and together with the Initial Loan, the "Loans"), at our election on or prior to June 30, 2027, in a maximum principal amount of $75 million (the "Credit Facility"). The proceeds of the Credit Facility were or will be used for working capital needs and general corporate purposes, including, without limitation, refinancing existing indebtedness. Concurrent with the closing of the Credit Facility, we used $60.2 million of the proceeds to repay our previous debt facility, an asset-based revolving credit facility (the "ABL Facility"), in full and terminated the ABL Facility agreement. The Credit Facility is secured by substantially all of our assets and those of our subsidiary guarantors. The Credit Facility matures on July 31, 2030, and there is no guarantee that the Credit Facility will be extended or that we will be able to secure additional funding or other financing options in a timely manner or on favorable terms, if at all if required to fund our future operations or to service then existing indebtedness.

If we do not generate sufficient cash from operations, if our capital resources are consumed more rapidly than expected, or if we no longer have access to additional funds under our Credit Facility and are unable to secure additional funding, on acceptable terms or at all, we may be forced to delay, scale back or eliminate some of our sales and marketing activities, research and development activities, or other operations, and potentially delay development of our tests in an effort to provide sufficient funds to continue our operations. For example, in recent years, we have generated cash outflows from operations. Although we expect to generate cash inflows in the near future, our forecasts may be inaccurate. If any of these events occur, our ability to achieve our development and commercialization goals could be adversely affected.

Our future capital requirements will depend on many factors that are currently unknown to us, including:

- the scope, progress, results and cost of development, clinical testing and pre-market studies of any new tests that we may develop or acquire;
- the progress, results, and costs to develop additional tests;
- our ability to operate our business on a profitable basis;
- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our current issued patents, and defending intellectual property-related claims;
- our ability to enter into collaborations, licensing or other arrangements favorable to us;
- the costs of acquiring technologies or businesses, and our ability to successfully integrate and achieve the expected benefits of our business development activities and acquisitions;
- the progress, cost and results of our international efforts;
- the costs of expanding our sales and marketing functions and commercial operation facilities in the United States and in new markets;
- the costs, timing and outcome of any litigation against us; and
- the costs to satisfy our current and future obligations.

In addition, we expect that UnitedHealthcare's October 2024 update to its medical policy for pharmacogenetic testing to no longer cover certain multi-gene panel tests, including our GeneSight test, under its commercial, individual exchange, and certain managed Medicaid plans will continue to negatively impact our revenue, profitability, and cash flow in 2026 and thereafter.

We are subject to debt covenants that impose operating and financial restrictions on us and if we are not able to comply with them, it could have a material adverse impact on our operations and liquidity.

Covenants in the Credit Facility impose operating and financial restrictions on us. These restrictions may prohibit or place limitations on, among other things, our ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. In addition, the Credit Facility requires us and our subsidiaries, on a consolidated basis, to comply with a minimum trailing twelve month revenue test as of the end of the last month of each fiscal quarter, which commenced with the month ended December 31, 2025, increasing quarterly from $615.0 million as of December 31, 2025 to $974.0 million on December 31, 2029 and thereafter. The Credit Facility also includes a number of customary events of default. If any event of default occurs (subject, in certain instances, to specified grace periods), the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Credit Facility may become due and payable immediately, which could have a material adverse impact on our operations and liquidity.

If our existing capital resources and expected net cash to be generated from sales of our tests is not sufficient for us to maintain our currently planned operations, we may find it necessary to raise additional funding, which may not be available on favorable terms, or at all.

We believe that our existing cash and cash equivalents of $149.6 million as of December 31, 2025, our expected cash flow from operations, and our availability to borrow will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we base this expectation on our current operating plan, which may change. We have incurred, and may continue to incur, significant losses. We may not be able to generate sufficient revenue from our existing tests and launching and commercializing new tests to be profitable. In addition, our ongoing efforts to develop tests and expand our business, which may be through internally developed products, partnerships, in-licensing and mergers and acquisitions, will continue to require substantial cash resources. In addition, we have incurred, and may continue to incur, substantial costs in defending and settling legal proceedings. Sources of potential additional capital resources may include, but are not limited to, additional indebtedness, public or private equity financings, or selling convertible or non-convertible debt securities. Any additional funding, if necessary, may not be available to us on reasonable terms, or at all.

Because of our potential long-term capital requirements, we may access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If additional funds are raised by issuing equity or equity-based securities, existing stockholders may suffer significant dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances, partnerships and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or tests or grant licenses on terms that are not favorable to us.

We have been subject to, and in the future may be subject to, securities class action lawsuits and stockholder derivative actions, as well as product or professional liability claims. These, and potential similar or related litigation, could result in substantial losses and have a material adverse effect on our business, cash position, operating results or financial condition.

We have been subject to a variety of litigation, including a securities class action lawsuit filed in the United States District Court for the District of Utah, and stockholder derivative actions filed in the Delaware Court of Chancery and the United States District Court for the District of Delaware. On August 2, 2023, we entered into a stipulation and agreement of settlement to resolve the securities class action lawsuit, which was subsequently approved by the United States District Court for the District of Utah on December 15, 2023. Pursuant to the terms of the settlement, we paid a settlement amount of $77.5 million in cash. On April 30, 2024, we entered into a stipulation of settlement to resolve certain stockholder derivative actions, which was subsequently approved by the Court of Chancery of the State of Delaware on November 26, 2024. As part of the settlement, we agreed to adopt or implement certain corporate governance reforms and we paid an award of attorneys' fees and expenses to the plaintiffs in the amount of $950,000. We also may be subject to future securities class action and stockholder derivative claims. Such litigation may adversely impact our business, cash position, results of operations or financial condition and divert management's time and attention from our business.

In addition, the marketing, sale and use of our tests could subject us to liability for errors in, misunderstandings of, or inappropriate reliance on, information we provide to clinicians, geneticists or patients, and lead to claims against us if someone were to allege that a test failed to perform as it was designed or marketed, if we failed to provide a correct test result to a patient, if we failed to correctly interpret the test results, if we failed to update the test results due to a reclassification of the variants according to new published guidelines, or if the ordering physician or patient were to misinterpret test results or improperly rely on them when making a clinical decision. We could also be subject to claims, lawsuits or liability if the biological materials we receive for analysis were not properly attributed to the correct patient or if we failed to maintain custody of or properly track the biological materials. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

Although we maintain liability insurance for certain claims, including director and officer's insurance and insurance for errors and omissions, we cannot assure you that such insurance would fully protect us from the financial impact of defending against outstanding or future claims or any judgments, fines or settlement costs arising out of any outstanding or future claims. Any claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. If we were successfully sued for product or professional liability claims or in connection with future securities class action and stockholder derivative claims, we could face substantial losses that exceed our insurance coverage and our other resources. For example, we depleted our director and officer's insurance coverage for the securities class action lawsuit that we settled in 2023, and no insurance proceeds were available to us to pay the settlement amount. If we are not successful in our defense of any future litigation, we could be forced to make significant payments to or other settlements with our stockholders and their lawyers outside of our insurance coverage, and such payments or settlement arrangements could have a material adverse effect on our business, cash position, operating results or financial condition. Additionally, any lawsuit could cause injury to our reputation or cause us to suspend sales of our tests. The occurrence of any of these events could have a materially adverse effect on our reputation, cash position, and results of operations.

An inability to attract and retain experienced and qualified personnel, including key management personnel, could adversely affect our business.

Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain highly qualified and experienced personnel, including key management personnel. Competition for these personnel is intense, especially for management, sales, scientific, medical, information technology, research and development and other technical personnel. We may not be able to attract or retain qualified personnel in the future due to the competition for qualified personnel among life science and technology businesses as well as universities and public and private research institutions. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Our compensation arrangements, such as our short-term incentive and equity award programs, may not be successful in attracting new employees and retaining and motivating our existing employees, particularly in instances where the value of our common stock has declined since the time that incentive awards were granted. Our agreements with our employees generally provide that employment can be terminated by either party without cause at any time, subject to specified notice requirements. Further, the non-competition provision that certain key employees are subject to may not be enforceable under certain state laws, particularly California, or federal laws or such provisions may be prohibitively expensive to enforce. Moreover, such provisions may not deter or prevent employees from leaving our company. Our growth and commercial expansion have increased demands on our workforce, which has placed additional strain on our employees and may heighten the risk of fatigue, burnout, or employee attrition. In addition, inflation has had an impact on the costs that we incur to attract and retain qualified personnel and may make it more difficult for us to attract and retain such personnel.

Our success also depends on the skills, experience and performance of key members of our senior management team, who are critical to directing and managing our growth, profitability and development in the future. Our senior management team has recently undergone significant changes. On April 30, 2025, Paul J. Diaz stepped down from serving as our President and Chief Executive Officer. On the same date, Samraat S. Raha, our former Chief Operating Officer, succeeded Mr. Diaz as our President and Chief Executive Officer and Mark S. Verratti, our former Chief Commercial Officer, succeeded Mr. Raha as our Chief Operating Officer. On May 1, 2025, Brian Donnelly was appointed as our new Chief Commercial Officer. In addition, on August 16, 2025, Benjamin R. Wheeler, our former Senior Vice President, Chief Financial Officer, Operations, was appointed as our new Chief Financial Officer. Although we have taken steps to help ensure a smooth and successful transition of our senior leadership, there can be no assurance that these steps will be successful. The transition of our senior leadership team or the loss of any member of our senior management team may create uncertainty, involve a diversion of resources and management attention, or cause us to experience difficulties in competing effectively, developing our technologies, and implementing our business strategies. Furthermore, the loss of the services of or failure to recruit key scientific and technical personnel and other qualified personnel who are necessary to operate our business would adversely affect our business and it may have a material adverse effect on our business as a whole.

We have acquired and we may continue to acquire technologies, assets or other businesses that could cause us to incur significant expense and expose us to a number of unanticipated operational and financial risks, which could adversely affect our financial condition, results of operations and business prospects.

In addition to organic growth, we intend to continue to pursue growth through the acquisition of technology, assets or other businesses that may enable us to enhance our technologies and capabilities, expand our geographic market and sales channels, add experienced management personnel and increase our test offerings. For example, on February 1, 2024, we acquired the Precise Tumor Test and a CLIA certified laboratory from Intermountain Healthcare and on November 1, 2022, we acquired Gateway Genomics, LLC (Gateway), a personal genomics company and developer of consumer genetic tests that gives families genetic insight into their future children. These acquisitions may not generate a positive return on our investment and we may not realize, and in certain cases, have not realized, all of the benefits that we expected to achieve from these acquisitions. Additionally, we may be unable to implement our growth strategy if we cannot identify suitable acquisition candidates, reach agreement on potential acquisitions on acceptable terms, or successfully integrate personnel or assets that we acquire. We may also experience increased expenses, distraction of our management, and personnel and customer uncertainty as a result of our acquisition activities. Our acquisition efforts may involve certain risks, including:

- we may have difficulty integrating products, operations and systems of any acquired business;
- key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;
- we may not be successful in launching newly acquired tests, or if those tests are launched, they may not prove successful in the marketplace;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;
- we may assume or be held liable for risks and liabilities as a result of our acquisitions, including for legal, compliance, recoupment, and environmental-related costs and liabilities, some of which we may not discover during our due diligence;
- we may incur significant additional operating expenses and such acquisition may not be profitable;
- we may experience inconsistencies in standards, controls, procedures, policies and compensation structures;
- we may encounter risks and limitations on our ability to consolidate our corporate and administrative infrastructures;
- our ongoing business may be disrupted or receive insufficient management attention; and
- we may not be able to realize synergies, the cost savings or other financial and operational benefits we anticipated, or such synergies, savings or benefits may take longer than we expected.

The process of negotiating acquisitions and integrating acquired tests, services, technologies, personnel or businesses might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition such as increase in our scale, diversification, cash flows and operational efficiency and meaningful accretion to our earnings per share. Future acquisitions could result in the use of our available cash and marketable securities, potentially dilutive issuances of equity securities, the need to incur additional debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition. In addition, if we are unable to integrate any acquired businesses, tests or technologies effectively, our business, financial condition and results of operations may be adversely affected.

We may sell or discontinue certain existing products or services, which may adversely impact our business, results of operations, and financial condition.

We may determine to sell, limit, or discontinue certain existing products or services, which could adversely affect our business, results of operations, and financial condition. For example, we currently expect to discontinue sales of our EndoPredict test in the United States during the first half of 2026. As part of our regular evaluation of product performance and strategic fit, and in response to changes in clinical practice, reimbursement, regulatory requirements, competitive dynamics, or other market conditions, we may decide that certain offerings no longer meet our objectives and should be modified, transitioned, or discontinued. We cannot assure that we have correctly forecasted, or will correctly forecast in the future, which products or services to modify or discontinue, or that any such decision will achieve its intended objectives. A discontinuation or transition may not reduce operating expenses and could result in additional costs and liabilities, including costs associated with operational changes (such as changes to ordering, billing, logistics, and customer support), inventory or supply chain adjustments, and potential disputes with customers, distributors, suppliers, or other partners. If we elect to sell a product line or related assets, we may be unable to find a suitable buyer on acceptable terms, or at all. In addition, discontinuing an offering could disrupt relationships with customers and providers and adversely impact future sales. If we are unable to effectively manage product discontinuations or transitions, our business and results of operations could be materially adversely affected.

Failure to comply with laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs and corresponding foreign reimbursement programs.

We are subject to laws and regulations governing the submission of claims for payment for our services, such as those relating to: coverage of our services under Medicare, Medicaid and other state, federal and foreign health care programs; the amounts that we may bill for our services; and the party to which we must submit claims. Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or in attempts by state and federal health care programs, such as Medicare and Medicaid, to recover payments already made. Submission of claims in violation of these laws and regulations can result in recoupment of payments already received, substantial civil monetary penalties, and exclusion from state and federal health care programs, and can subject us to liability under the federal False Claims Act and similar laws. The failure to report and return an overpayment to the Medicare or Medicaid program within 60 days of identifying its existence can give rise to liability under the False Claims Act. Further, a government agency could attempt to hold us liable for causing the improper submission of claims by another entity for services that we performed if we were found to have knowingly participated in the arrangement at issue.

Security breaches, loss of data and other disruptions, including from cyberattacks and other cybersecurity incidents, could compromise personal. confidential, or other sensitive or proprietary information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we, and the third parties upon which we rely, process personal, confidential, or other sensitive or proprietary data. This information includes, but is not limited to, patient health information, credit card information, personally identifiable information about our employees, customers and other third-parties, intellectual property, research and development information, financial information, commercial information, and proprietary business information, including that of our customers, payors and collaboration partners. We manage and maintain our applications and data utilizing on-site, remote, or cloud-based systems, some of which is provided or managed by third party vendors and as a result, we and the third parties upon which we rely face a variety of evolving threats which could cause cybersecurity incidents. The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. The operation of, and our access to the data stored on, these systems could be interrupted by cyberattacks as well as natural disasters, terrorism, war, telecommunications and other electrical failures, any of which could have a material negative impact on our business and financial condition.

Despite our implementation of security measures, our internal computer systems and those of our collaborators, contractors, consultants, or other third parties upon which we rely are vulnerable to a variety of cybersecurity incidents, cyberattacks, computer viruses, malware, bugs, worms, or other malicious code, software or hardware failures, loss of data or other information technology assets, phishing or other unauthorized access, and other similar threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel, such as through theft or misuse, sophisticated nation states, and nation-state-supported actors. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, including sensitive customer information, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the negative impact of a ransomware attack, it may be preferable to make payments to the threat actor(s), but we may be unwilling or unable to do so, including, for example, if applicable laws or regulations prohibit such payments. In addition, developments in artificial intelligence and machine learning provide threat actors with the capability to use more sophisticated means to attack our systems and may exacerbate cybersecurity risk.

Some threat actors also now engage and are expected to continue to engage in cyber attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services. In addition to experiencing a cybersecurity incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

While we take steps to detect and remediate vulnerabilities, we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit such vulnerabilities change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a cybersecurity incident has occurred, if at all. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

We rely on third-party service providers and critical business information technology systems that we or our third-party providers operate to process, transmit and store personal, confidential, sensitive, and proprietary information in our day-to-day operations. We also rely on third-party service providers to assist with our products or services, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a cybersecurity incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems, including our services, or the third-party information technology systems that support us and our products and services.

Any of the previously identified or similar threats could cause a cybersecurity incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A cybersecurity incident or other interruption could disrupt our ability, and that of third parties upon whom we rely, to provide our products and services and otherwise disrupt our business.

The costs related to significant cybersecurity incidents or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our collaborators, and other contractors, consultants, or third parties become subject to disruptions or cybersecurity incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, financial loss, a loss of our trade secrets or other proprietary information and damage to our reputation and otherwise negatively impact us. To the extent that any disruption or cybersecurity incident were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential, sensitive, or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. Applicable data privacy and security obligations may require us to notify relevant stakeholders, regulatory authorities, and other individuals of cybersecurity incidents, and take other remedial measures. Such disclosures and measures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Any such event could also result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and damage to our reputation and a loss of confidence in us.

If we experience a significant disruption in our information technology systems, or those of third-parties upon which we rely, including cloud-based services, our business operations and financial condition could be adversely affected.

Information technology and communication systems are an important part of our business operations. These information technology and communications systems support a variety of functions, including sample processing, tracking, quality control, customer service and support, billing, research and development activities, and various general and administrative activities. The availability of our products and services and fulfillment of our customer contracts depends on the continuing operation of these systems. In addition to our internally managed information technology and communication systems, we rely on third-party information technology and communication systems, some of which include cloud-based services, including data center hosting facilities. Our information technology and communication systems, and those of third-parties upon which we rely, may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors, natural disasters, or other unforeseen events. Our information technology and communication systems, and those of third-parties upon which we rely, also may experience interruptions, delays or cessations of service or produce errors in connection with system implementation, integration, upgrades or system migration work that takes place from time to time, including with respect to electronic medical record (EMR) integrations. New information technology and communication systems, such as EMR integrations and our new order management system, may not work as intended or achieve the benefits we anticipated, which could negatively impact our ability to meet customer demands and grow or maintain revenue. In addition, we may face challenges in maintaining the operational effectiveness of such information technology and communication systems due to aging, accumulated technical debt, and gaps in our software release processes. Any disruptions or failures in our new or existing information technology and communication systems involving our customers, providers or suppliers, could result in material adverse effects on our business.

Furthermore, cybersecurity incidents impacting our information technology systems, and those of third-parties upon which we rely, could result in the misappropriation or unauthorized disclosure of personal, sensitive, proprietary or other confidential information relating to us, our employees, partners, customers, suppliers, or other third-parties, which could result in our suffering significant financial or reputational damage.

Additionally, any disruption, failure, or breach of our information technology and communications systems, or those of third-parties upon which we rely, could significantly impact our operations. For instance, if a key third-party vendor experiences a cybersecurity incident, it could compromise our data security and lead to financial losses, regulatory penalties, and reputational damage. Additionally, any operational disruptions from our third-party vendors, such as delays in supply chain deliveries, could adversely affect our ability to meet customer demands and maintain business continuity.

Artificial intelligence introduces emerging risks and challenges to our business.

Artificial intelligence (AI) is increasingly shaping industries worldwide, including life sciences and healthcare. We have implemented certain AI technologies into our operations to improve efficiency and drive innovation, and we may further expand our use of AI as the technology continues to evolve, including in connection with data analytics, laboratory processes, and the development of AI-enabled products or decision-support tools. However, AI innovation also introduces risks and challenges that could impact our business. Our employees and contractors may also use AI technologies in the course of their work, including tools provided by third parties that we do not fully control. AI algorithms may be flawed, datasets may be insufficient or biased, and ineffective AI development or deployment could lead to compliance violations, cybersecurity risks, and other adverse consequences. AI-based systems may also be subject to model drift over time or unanticipated use cases. Potential risks include breaches of confidentiality and privacy obligations, noncompliance with applicable laws and regulations, threats to intellectual property rights, including not only the leakage of our proprietary information but also the risk that AI-generated outputs may infringe third-party intellectual property rights, and the misuse of personally identifiable information, including protected health information. Additionally, overreliance on AI or dependence on a specific model or vendor may limit our flexibility, increase costs, or expose us to operational risks if the AI provider modifies or discontinues its services or increases its costs. Any of these issues could materially and adversely affect our business, financial condition, and results of operations.

A growing number of legislators and regulators in the U.S. and globally are adopting laws and regulations and have focused enforcement efforts on the adoption of artificial intelligence, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of artificial intelligence and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU's Artificial Intelligence Act, or AI Act, entered into force on August 1, 2024, with most provisions becoming effective on August 2, 2026. This legislation imposes significant obligations on providers and deployers of artificial intelligence systems and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. The scope of requirements depends on legal and risk determinations that rely on novel legal provisions that have not yet been interpreted by courts or regulators, and non-compliance can lead to significant fines.

Likewise, in the U.S., several states, including Colorado and California, passed laws that will take effect in 2026, to regulate various uses of artificial intelligence, including to make consequential decisions. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. If we develop or use AI systems governed by these rapidly developing laws or regulations, we will need to meet higher standards of data quality, transparency, monitoring, and human oversight, and we may need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.

Each of our tests is processed in a single one of our laboratory facilities, and any loss or prolonged interruption of our ability to use these laboratories or failure to maintain their operation in compliance with applicable regulations would seriously harm our business.

We rely on a CLIA-certified facility in Salt Lake City, Utah to perform most of our tests; a CLIA-certified laboratory in South San Francisco, California to perform our Foresight, Prequel and FirstGene tests; a CLIA-certified laboratory in Mason, Ohio to perform our GeneSight test; and a laboratory in San Diego, California to perform our SneakPeek Early Gender DNA test. Our laboratories and the equipment we use to perform our tests would be difficult to replace and may require significant lead time to replace and qualify for use if they become inoperable. Some of our laboratories are located near active earthquake fault lines and in a region affected by wildfires, tornadoes, and flooding. We currently have no backup or redundant facility to perform each of our tests. In the event any of our testing facilities were to lose its CLIA certification or other required certifications or licenses or were affected by a pandemic or man-made or natural disaster, such as an earthquake, fire, severe weather, flooding, rising sea levels, other physical effects of climate change, power outages or contamination, we would be unable to continue our business, with respect to the tests performed at the particular facility or overall, at current levels to meet customer demands for a significant period of time. According to the U.S. Environmental Protection Agency, heat waves and large storms are likely to become more frequent or more intense with climate change, which could impact our operations.

Although we maintain insurance on these facilities, including business interruption insurance, it may not be adequate to protect us from all potential losses if these facilities were damaged or destroyed. In addition, any interruption in our business would result in a loss of goodwill, including damage to our reputation. If our laboratory processes were interrupted, it would seriously harm our business.

We depend on a limited number of third parties, or, in some cases, single-source suppliers, for equipment, reagents, other supplies, and specimen collection services. If these supplies or services become unavailable or are disrupted, then we may not be able to successfully perform our research, operate our business, or perform our tests on a timely basis or at all.

We currently rely on a small number of suppliers, or, in some cases, single-source suppliers, to provide our gene sequencing equipment, content enrichment equipment, multiplex protein analysis equipment, robots, and specialty reagents and other laboratory supplies required in connection with our testing and research and development activities. We believe that currently there are limited alternative suppliers of the equipment, robots, reagents and certain other supplies that we use in our business. The equipment, robots, reagents or other supplies may not remain available in commercial quantities at acceptable costs, or at all. In addition, we rely upon a limited number of commercial delivery services to provide us with laboratory supplies, and the disruption of such delivery services could adversely impact our business. If we are unable to obtain when needed additional or alternative equipment or robots, or an adequate supply of reagents or other ingredients or supplies at commercially reasonable rates, our ability to continue to identify genes and perform testing would be adversely affected. In addition, any loss of, or failure to perform by, a single-source supplier could have a disruptive effect on our business, including our ability to perform testing, and could adversely affect our results of operations.

Furthermore, we rely on third-party laboratories and phlebotomy clinics to perform specimen collection services for us for patients taking some of our tests such as our Prequel non-invasive prenatal screening test. In some locations, we rely on a limited number of third-party laboratories and phlebotomy clinics to perform these specimen collection services for us. The inability or refusal of a third-party laboratory or phlebotomy clinic to provide these services to us could significantly impede our ability to test patients and, consequently, could adversely affect our business. In addition, the consolidation of large laboratories and phlebotomy clinics may decrease the specimen collection facility options that are available to us, thus amplifying the risk if access to the remaining laboratories and phlebotomy clinics is denied or delayed.

Further, disruption in the global supply chain related to hostilities in Ukraine and the Middle East or elsewhere could impact our supply chain. While we have not experienced material supply chain disruptions related to these global hostilities to date, we are unable to predict how these conflicts will develop or guarantee that we will not experience material supply chain disruptions in the future.

Our international business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

As part of our business strategy, we operate in international markets and have active sales operations in Japan. We also distribute certain of our products through international distributors. We may establish additional operations or acquire additional properties outside the United States to advance our international sales. Doing business internationally involves a number of risks, including:

- multiple, conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, data privacy laws such as the EU's General Data Protection Regulation (GDPR), regulatory requirements and other governmental approvals, permits and licenses;
- failure by us to obtain regulatory approvals or adequate reimbursement for the use of our tests in various countries;
- ineffective marketing campaigns leading to failure in establishing a viable, profitable, and sustainable presence in our international markets;
- difficulty in staffing and managing foreign operations;
- managing multiple payor reimbursement regimes, government payors and self-pay systems;
- complexities and difficulties in obtaining protection and enforcing our intellectual property;
- logistics and regulations associated with shipping patient samples, including infrastructure conditions, customs and transportation delays, including compliance with the Office of Foreign Assets Control and other international trade sanctions;
- limits in our ability to penetrate international markets if we are not able to process tests locally;
- financial risks, such as longer payment cycles, difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;
- political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;
- regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors' activities that may fall within the purview of the U.S. Foreign Corrupt Practice Act, UK Bribery Act, anti-boycott laws and other anti-corruption laws; and
- risks related to the disruptions caused by an infectious disease and responses to it.

Any of these factors could significantly harm our international operations and, consequently, our revenues, and results of operations. In addition, any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities.

International trade disputes, including United States trade tariffs and retaliatory tariffs, could adversely impact our business.

Changes in United States trade policy, including recently announced or potential future tariffs, could have a material adverse impact on our business, financial condition, and results of operations. The imposition of new tariffs or increases in existing tariffs on goods imported from or expected to be imported from countries where we or our suppliers operate could result in higher costs for materials or components essential to our operations. These increased costs may reduce our margins, necessitate price adjustments, or impact the affordability and competitiveness of our offerings. Additionally, retaliatory tariffs imposed by other countries on U.S. exports could delay delivery of supplies to us and adversely affect our ability to operate or grow in certain international markets. If we are unable to effectively mitigate these risks through supply chain adjustments, pricing strategies, or other measures, our financial performance and growth trajectory could be materially affected.

Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests.

Genetic testing has raised ethical, legal and social issues regarding privacy rights and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or further regulate the use of genetic information or genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use, or clinicians to be reluctant to order, genomic tests even if permissible; they may also refuse genetic testing due to concerns regarding eligibility for life or other insurance. Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. Although the Genetic Information Non-discrimination Act has criminalized the disallowance of health insurance on the basis of genetic information, modification or retraction of this federal law could reduce public demand for genetic testing. These and other ethical, legal and social concerns may limit market acceptance of our tests or reduce the potential markets for our tests, either of which could have an adverse effect on our business, financial condition or results of operations.

We rely on commercial courier delivery services to transport biological materials to our facilities in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.

Our core business depends on our ability to quickly and reliably receive biological material from patients and deliver test results to our customers. We typically receive biological material for analysis at our laboratory facilities within days of collection from the patient. Disruptions in delivery service, whether due to errors by the courier service, labor disruptions, bad weather, natural disasters, terrorist acts or threats or other reasons, some of which we have experienced in the past, could adversely affect specimen integrity, our ability to process or store samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected. We also rely on commercial courier delivery services to transport some of our tests directly to customers and any disruptions in delivery service could adversely affect our ability to obtain and process samples in a timely manner and to service our customers.

Our financial condition and results of operations could be adversely affected by adverse public health developments.

Any outbreak of contagious disease or adverse public health development could have a material and adverse effect on our business operations, financial condition, or results of operations. Such adverse effects have included, and may in the future include, diversion or prioritization of health care resources away from the conduct of testing, limitations on patients' access to our products, and disruptions or restrictions affecting the ability of our laboratories to process our tests. Any outbreak of contagious disease and related employee absences may strain our workforce and impact our ability to process tests in a timely way due to reduced staff availability.

To the extent that any disease affects individuals and businesses around the globe, we may experience disruptions from time to time that could severely impact our business, including:

- decreased volume of testing as a result of disruptions to health care providers and limitations on the ability of providers to administer tests, including the suspension of non-emergency appointments and services;
- disruptions or restrictions on the ability of our customers, our collaborators', or our suppliers' personnel to travel, including as a result of shelter-in-place or stay-at-home orders from state and local governments, and temporary closures of our facilities or the facilities of our collaborators or suppliers;
- limitations on employee resources that would otherwise be focused on the development of our products, processing our tests, and the conduct of our clinical trials, including because of sickness of employees or their families or requirements imposed on employees to avoid contact with large groups of people; and
- delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or access.

In addition, the spread of COVID-19, H5N1 bird flu (for which California declared a state of emergency in December 2024), or another disease globally could continue to adversely affect our manufacturing and supply chain. For example, parts of our direct and indirect supply chain are located overseas and both international and domestic components have been, and may in the future be, subject to disruption as a result of COVID-19 or another disease and responses to it. Political, administrative, legislative, legal or regulatory actions in response to a global pandemic could create additional supply shortages, disruptions or other uncertainties affecting our research and business. If the supplies and components necessary to manufacture our products become unavailable or are disrupted as a result of a disease and responses to it, then we may not be able to successfully perform our research, sell our tests, or operate our business on a timely basis or at all.

We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.

We receive a portion of our revenue and pay a portion of our expenses in currencies other than the U.S. dollar, such as the Japanese Yen, the Euro, and the Swiss franc. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the U.S. dollar, which could affect the results of our operations. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenue and operating expenses. During the year ended December 31, 2025, our revenue was not materially impacted due to foreign currency fluctuations, but it may be in the future. We may not be able to offset adverse foreign currency impact with increased revenue. We do not currently utilize hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Impairment in the value of our goodwill or other intangible assets could have a material adverse effect on our operating results and financial condition.

We record goodwill and intangible assets at fair value upon the acquisition of a business. Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if conditions warrant, by comparing the carrying value of a reporting unit to its estimated fair value. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Declines in operating results, divestitures, sustained market declines and other factors that impact the fair value of an asset could result in an impairment of goodwill or intangible assets and, in turn, a charge to net income (loss). For example, in 2025, our stock price and market capitalization decreased, which we believe was in part due to market volatility related to economic uncertainty as well as our actual and expected operating results. As a result of the decline in our stock price, we recorded impairment expense of $316.7 million during the twelve months ended December 31, 2025. If our stock price and market value continue to decline or remain at the reduced levels recently experienced, we may be required to record one or more additional impairment losses to goodwill or other intangible assets, any of which could be material. An impairment loss and any other such charges, individually or in the aggregate, could have a material adverse effect on our results of operations or financial condition.

Our estimates of actionable market size and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at expected rates.

Our actionable market size opportunity estimates and growth forecasts for our products are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our publicly announced estimates and forecasts relating to the size and expected growth of the market for our products may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth for such markets, our business could fail to grow at expected rates.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we have substantial deferred tax assets related to net operating loss (NOLs) and tax credit carryforwards. Pursuant to the Tax Cuts and Jobs Act (H.R.1) of 2017, federal NOLs arising in tax years beginning after December 31, 2017 have an indefinite carryover period and may only be used to offset 80% of current year taxable income. Federal NOLs prior to this enactment were limited to a 20-year carry-forward period. Further, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change, by value, in equity ownership over any three-year period), the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Given the Code's broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in our stock that is outside our control. An ownership change under Section 382 of the Code could also be triggered by certain strategic transactions. These limitations may result in our NOLs, tax credits, or other similar tax attributes expiring before we have the ability to use them.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

We are subject to tax in multiple U.S. tax jurisdictions and in foreign tax jurisdictions. The rules governing U.S. federal, state, and local income taxation are subject to ongoing review by lawmakers, the Internal Revenue Service, and the U.S. Treasury Department. Changes in, or interpretations of, tax laws, including those with retroactive effect, could adversely impact our business and financial condition. We cannot predict the timing, form, or effective dates of future tax laws, regulations, or rulings, nor their potential to increase our tax liability or necessitate operational changes to mitigate such impacts.

Risks Related to the Development and Commercialization of Our Tests and Test Candidates

Our tests in development may not be clinically effective or may never achieve significant commercial market acceptance and our test offerings that we have recently launched or acquired may not be commercially successful.

We may not succeed in achieving significant commercial market acceptance of our test offerings that we have launched or acquired in recent years or are currently developing. Our ability to successfully develop and commercialize our current tests, as well as any future tests that we may develop or acquire, depend on several factors, including:

- our ability to convince the medical community and consumers of the utility of our tests and their potential advantages over existing tests or other competing products or services;
- our ability to market current and future products in new and existing channels;
- our ability to collaborate with biotechnology and pharmaceutical companies to develop and commercialize companion diagnostic tests for their therapeutic drugs and drug candidates;
- the agreement by third-party payors to reimburse our tests, the scope and extent of which will affect patients' willingness or ability to pay for our tests and will likely heavily influence physicians' decisions to recommend our tests; and/or
- the willingness of physicians to utilize our diagnostic tests, which can be difficult to interpret as our tests only predict as to a probability, not certainty, that a tested individual will develop the disease, will benefit from a particular therapy or has an aggressive form of the disease that the test is intended to predict.

These factors present obstacles to commercial acceptance of our tests, which we would have to spend substantial time and money to overcome, if we can do so at all. Our inability to successfully do so would harm our business.

The tests we enhance or develop may not be clinically effective in clinical trials or commercially, or may not ultimately meet our desired target product profile, be offered at acceptable cost and with the test performance metrics necessary to address the relevant clinical need or commercial opportunity. We also may experience difficulties completing the clinical development of any new or enhanced product, or establishing or maintaining the collaborative relations that may be essential to our clinical development and commercialization efforts. Clinical development requires large numbers of patient specimens and, for certain products, require large, prospective, and controlled clinical trials. We may not be able to enroll patients or collect a sufficient number of appropriate specimens in a timely manner, or we may experience delays during clinical development due to slower than anticipated enrollment, or due to changes in study or trial design or other unforeseen circumstances, or we may be unable to afford or manage the large-sized clinical trials that some of our planned future products may require.

In addition, the publication of clinical data in peer-reviewed journals is an important step in commercializing and obtaining reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any test that is the subject of a study or trial. Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from, studies and clinical trials, as well as delays in the review, acceptance and publication process. If our tests or the technology underlying our current or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our tests and positive reimbursement coverage determinations for our tests could be negatively affected.

In addition, for any of the foregoing reasons or otherwise, our anticipated timeline to launch new test offerings, such as First Gene and Precise MRD, may not occur at the time we expect, which could negatively impact our ability to gain commercial market acceptance or successfully commercialize any new test offerings.

If we do not compete effectively with scientific and commercial competitors, we may not be able to successfully commercialize our tests, increase our revenue or achieve and sustain profitability.

The clinical laboratory and genetics testing fields are intense, highly competitive and characterized by rapid technological change, frequent new product introductions, reimbursement challenges, emerging competition, intellectual property disputes and litigation, price competition, aggressive marketing practices, evolving industry standards, and changing customer preferences. Our competitors in the United States and abroad are numerous and include, among others, major diagnostic companies, reference laboratories, molecular diagnostic firms, direct-to-consumer genetic companies, low-priced competitors, clinical laboratories, universities and other research institutions.

Some of our competitors and potential competitors have larger customer bases, greater brand recognition and market penetration, better selling and marketing capabilities, more experience with third-party payors and considerably greater financial, technical, marketing and other resources than we do, which has allowed and may continue to allow these competitors to discover important genes and determine their function before we do, respond more quickly to changes in customer preferences, devote greater resources to the development, promotion and sale of their tests than we do, sell their tests at prices designed to win significant levels of market share, or obtain reimbursement from more third-party payors and at higher prices than we do. We could be adversely affected if we do not discover genes, proteins or biomarkers and characterize their function, develop tests based on these discoveries, obtain required regulatory and other approvals and launch these tests and their related services before our competitors. We may also not be able to keep pace with the rapid technological changes in our industry, or properly leverage new technologies, such as AI, to achieve or sustain competitive advantages in our tests, systems and processes. We also expect to encounter significant competition with respect to any tests that we may develop or commercialize. Those companies that bring to market new tests before we do may achieve a significant competitive advantage in marketing and commercializing their tests. We may not be able to develop additional tests successfully and we or our licensors may not obtain or enforce patents covering these tests that provide protection against our competitors. Furthermore, our competitors may succeed in developing technologies or tests that are more effective or less costly than those developed by us or that would render our technologies or tests less competitive or obsolete. Increased competition and cost-saving initiatives on the part of governmental entities and third-party payors are likely to result in pricing pressures, which could harm our sales, profitability or ability to gain market share. We expect competition to intensify in the fields in which we are involved as technical advances in these fields occur and become more widely known and changes in intellectual property laws generate challenges to our intellectual property position.

If our current research collaborators or scientific advisors terminate their relationships with us or develop relationships with a competitor, our ability to discover genes, proteins, and biomarkers, and to validate and commercialize tests could be adversely affected.

We have relationships with research collaborators at academic and other institutions who conduct research at our request. These research collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration or research agreements, can expect only limited amounts of their time to be dedicated to our activities. Our ability to discover genes, proteins, and biomarkers involved in human disease and validate and commercialize tests will depend in part on the continuation of these collaborations. If any of these collaborations are terminated, we may not be able to enter into other acceptable collaborations. In addition, our existing collaborations may not be successful.

Our research collaborators and scientific advisors may have relationships with other commercial entities, some of which could compete with us. Our research collaborators and scientific advisors sign agreements which provide for the confidentiality of our proprietary information. We may not, however, be able to maintain the confidentiality of our technology and other confidential information related to all collaborations. The dissemination of our confidential information to third parties could have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we fail to protect our proprietary technology, others could compete against us more directly, which would harm our business.

As of December 31, 2025, our patent portfolio included issued patents owned or licensed by us and numerous patent applications in the United States and other countries with claims protecting our intellectual property rights. Our commercial success will depend, in part, on our ability to obtain additional patents and licenses and protect our existing patent position, both in the United States and in other countries, for compositions, processes, methods and other inventions that we believe are patentable. Our ability to preserve our trade secrets, proprietary databases and other intellectual property is also important to our long-term success. If our intellectual property is not adequately protected, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Patents may also issue to third parties which could interfere with our ability to bring our tests to market. The laws of some foreign countries do not protect our proprietary rights to the same extent as U.S. laws, and we may encounter significant problems in protecting our proprietary rights in these countries.

The patent positions of diagnostic companies, including our patent position, are generally highly uncertain and involve complex legal and factual questions, and, therefore, any patents issued to us may be challenged, deemed unenforceable, invalidated or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and any future tests are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our patent applications may never be issued as patents, and the claims of any issued patents may not afford meaningful protection for our technology or tests. In addition, any patents issued to us or our licensors may be challenged, and subsequently narrowed, invalidated or circumvented.

Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights. Any such litigation may require us to spend a substantial amount of time and money and could distract management from our day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- we or our licensors were the first to make the inventions covered by each of our patent applications;
- we or our licensors were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our or our licensors' patent applications will result in issued patents;
- any of our or our licensors' patents will be valid or enforceable;
- any patents issued to us or our licensors and collaborators will provide a basis for commercially viable tests, will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies or tests that are patentable;
- the patents of others will not have an adverse effect on our business; or
- our patents or patents that we license from others will survive legal challenges and remain valid and enforceable.

If a third party files a patent application with claims to subject matter we have invented, the U.S. Patent and Trademark Office, or USPTO, may declare interference between competing patent applications. If an interference is declared, we may not prevail in the interference. If the other party prevails in the interference, we may be precluded from commercializing services or tests based on the invention or may be required to seek a license. A license may not be available to us on commercially acceptable terms, if at all.

We also rely on trade secrets to protect our proprietary technologies and databases, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and others to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy if unauthorized disclosure of confidential information occurs. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

If we are subject to litigation or other proceedings arising from a claim of infringement of the intellectual property of a third party, we might incur significant costs and delays in test introduction or we could be prevented from using technologies incorporated in our tests.

Our tests may conflict with patents that have been or may be granted to others. Our industry includes many organizations that have or are seeking to discern biomarkers and develop genomic, proteomic and other technologies. To the extent any patents are issued or have been issued to those organizations, the risk increases that the sale of our tests currently being marketed or under development may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering biomarkers that are similar or identical to our tests. Any of these patent applications may have priority over our patent applications and these entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing or marketing our tests. Patent litigation is costly, and even if we prevail, the cost of such litigation could have a material adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license. Any license required may not be available to us on commercially acceptable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our tests could have a material adverse effect on our business. In addition, we could experience delays in product introductions or sales growth while we attempt to develop non-infringing alternatives.

We believe that there has been, and may continue to be, significant litigation in the industry regarding patent and other intellectual property rights. For example, on December 21, 2020, Ravgen, Inc. (Ravgen) filed a lawsuit against us alleging infringement of two patents relating to blood collection tubes and non-invasive prenatal testing analysis. On October 23, 2023, we and Ravgen entered into a settlement agreement pursuant to which the parties agreed to settle the lawsuit for $12.75 million. Any intellectual property litigation that we may become involved with in the future could consume a substantial portion of our managerial and financial resources. If any such litigation is resolved adversely to us, we could be required to pay damages, cease the infringing activity or pay an ongoing licensing fee, each of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Additionally, third parties may claim that the branding of our products infringes the trademarks, service marks, trade names or otherwise misappropriates or dilutes those third parties' rights. If we are found to be liable or to have infringed upon those third parties' rights, we may be required to pay damages and rebrand the infringing products. Rebranding can be expensive and time-consuming and may lead to the loss of brand equity or goodwill associated with the rebranded products.

If we fail to comply with our obligations under license or technology agreements with third parties, we could lose license rights that are critical to our business.

We license intellectual property that is important to our business, including licenses underlying the technology in our tests, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. For example, we license the rights from Eurobio Scientific to sell EndoPredict as a laboratory developed test outside of the European Union. These licenses may impose various royalty payments, milestones, and other obligations on us. If we fail to comply with any of these obligations, the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from distributing our current tests, or inhibit our ability to commercialize future test candidates. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid, unenforceable or infringe upon third party patents, or if we are unable to enter into necessary licenses on acceptable terms.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets.

As is commonplace in our industry, we employ individuals who were previously employed at universities or genetic testing, diagnostic, biotechnology or other health care companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of a former employer or other third parties. Litigation may be necessary to defend against these claims, and if we are unsuccessful, we could be required to pay substantial damages and could lose rights to important intellectual property. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we fail to adequately protect our trademarks, service marks, trade names and trade dress, we may lose goodwill and brand equity associated with our business.

Our registered and unregistered trademarks, service marks, or trade names could be infringed by third parties. Enforcing our rights against such third parties can be expensive and distracting. If we fail to effectively enforce such rights against third parties, our trademark, service mark or trade name rights, and the associated goodwill and brand equity, could be lost.

We file applications for registration of various marks associated with our brands in the United States and foreign jurisdictions. We may fail to successfully register these marks. Additionally, once a mark is registered, we may fail to pay all fees and attend to all formalities required to maintain the registration. Failure to obtain or maintain registration of our marks could make those marks harder to enforce and reduce the liability of an infringer even if we are able to successfully enforce such rights.

Risks Related to Government Regulation

If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer consequences that could materially and adversely affect our operating results and financial condition.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

- CLIA and the implementing regulations, which require that laboratories obtain certification from the federal government, and state licensure laws and regulations;
- FDA laws and regulations that apply to medical devices such as our companion diagnostics and other IVDs as well as LDTs;
- HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions; amendments to HIPAA under HITECH, which strengthened and expanded HIPAA privacy and security compliance requirements, increased penalties for violators, extended enforcement authority to state attorneys general and imposed requirements for breach notification;
- state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;
- the federal Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;
- EKRA, which is an all-payor anti-kickback prohibition on, among other things, knowingly and willfully paying or offering any remuneration directly or indirectly to induce a referral of an individual to a clinical laboratory;
- the federal physician self-referral prohibition (Stark Law or the Physician Self-Referral Law), which, absent an exception, prohibits a physician from making a Medicare referral for certain designated health services, including clinical laboratory services, if the physician or an immediate family member of the physician has an applicable financial relationship with the entity providing the designated health services;
- the federal False Claims Act, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government;
- the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or Medicaid, unless an exception applies;
- other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral and fee-splitting, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers;
- the federal Physician Payments Sunshine Act, which requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians, other health care professionals, and teaching hospitals and ownership or investment interests held by physicians and their immediate family members;
- Section 216 of the federal Protecting Access to Medicare Act of 2014, which requires CMS to set Medicare rates for clinical laboratory testing based on private payor data reported by applicable laboratories;
- the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage;
- state laws that impose reporting and other compliance-related requirements or restrict medical device manufacturers from providing gifts or other items of value to health care professionals; and
- similar foreign laws and regulations that apply to us in the countries in which we operate.

We may also be subject to or affected by current or future federal, state, local and foreign laws and regulations, including laws relating to reproductive health care, which could restrict our business, reduce demand for our products, and adversely affect our operations, revenue, and results of operations.

As a clinical laboratory, our business practices may face heightened scrutiny from government enforcement agencies such as the Department of Justice, OIG, and CMS. The OIG has issued fraud alerts in recent years, including a fraud alert relating to speaker programs in November 2020, that identify certain arrangements between medical device and drug companies as well as clinical laboratories and referring physicians as implicating the Anti-Kickback Statute. Moreover, the provision of payments or other items of value by a clinical laboratory to a referral source could be prohibited under the federal self-referral prohibition, commonly known as the Stark Law or the Physician Self-Referral Law, unless the arrangement meets all criteria of an applicable exception. The government has actively enforced these laws, as well as the federal False Claims Act, against clinical laboratories in recent years.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal health care programs, or prohibitions or restrictions on our laboratories' ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

The growth of our business and our continued business outside of the United States may increase the potential of violating similar foreign laws or our internal policies and procedures. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Any of the foregoing consequences could seriously harm our business and our financial results.

Our actual or perceived failure to comply with data protection laws and regulations could lead to complaints, government enforcement actions, private litigation, and/or adverse publicity and could negatively affect our business.

We are, and may become, subject to numerous domestic and international data protection laws and regulations that address privacy and data security and may affect our collection, use, storage, and transfer of personal information. The legislative and regulatory landscape for data protection continues to rapidly evolve, and in recent years there has been an increasing focus on privacy and data security issues with the potential to affect our business. In the United States, numerous federal and state laws and regulations, including HIPAA, state data breach notification laws, state genetic testing laws, state health information privacy laws and federal and state consumer protection laws govern the collection, use, disclosure and protection of health-related and other personal and protected health information. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, which may create uncertainty in our business, affect our or our service providers' ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal data, result in liability, or impose additional compliance or other costs on us. Failure, or perceived failure, to comply with these laws and regulations, where applicable, could result in government enforcement actions, which could include civil or criminal penalties, private litigation and/or adverse publicity, diversion of management time and effort, and could negatively affect our operating results and business.

Our business relies on the collection, storage, analysis, and use of genetic and other sensitive health-related data, which may be subject to heightened privacy, consent, and data-use requirements. Laws and regulations governing genetic privacy and the permissible use of such data are evolving and may limit our ability to use genetic or health-related data for research, product development, quality improvement, or other secondary purposes, even where such data is anonymized or de-identified. Any failure, perceived failure, or alleged failure to comply with applicable genetic privacy or data-use requirements could result in regulatory enforcement actions, litigation, fines, reputational harm, or loss of customer and patient trust, which could adversely affect our business.

HIPAA requires organizations like ours to develop and implement policies and procedures with respect to information that is protected under HIPAA, called protected health information, or PHI, that is created, used or disclosed in connection with our services, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA further requires organizations subject to HIPAA, called "covered entities" to notify affected individuals without unreasonable delay and in no case later than 60 calendar days following discovery, of certain unauthorized access, uses, or disclosures of PHI. If a breach affects 500 individuals or more in a particular state or jurisdiction, covered entities must report it to the HHS and local media contemporaneously with notice to affected individuals, and HHS will post information regarding the breach, including the name of the entity reporting the breach, on its public website. If a breach affects fewer than 500 individuals, the covered entity must notify HHS within the first 60 days of the following calendar year in which the breach occurred. Penalties for failure to comply with HIPAA are substantial and could include corrective action plans, and/or the imposition of civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to enforce HIPAA on behalf of state residents. Courts can award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Various U.S. states now regulate the processing of personal information. For example, California was the first of an increasing number of states to enact comprehensive state privacy legislation with the California Consumer Privacy Act (CCPA), which went into effect in January of 2020. The CCPA established a privacy framework for covered businesses by creating an expanded definition of personal information, establishing data privacy rights for California residents, requiring covered businesses to provide disclosures to California residents, and creating a statutory damages framework with the potential for severe damages for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches, as well as a private right of action for certain data breaches. Additionally in 2020, California voters passed the California Privacy Rights Act (CPRA), which went into effect on January 1, 2023. The CPRA significantly amended the CCPA, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, which enacts new regulations under the CPRA and has expanded enforcement authority. More U.S. states are enacting similar legislation, increasing compliance complexity and increasing risks of failures to comply. In 2023, comprehensive privacy laws in Virginia, Colorado, Connecticut, and Utah all took effect, and laws in Montana, Oregon, and Texas took effect in 2024. Laws in a number of other U.S. states took effect, or are set to take effect, in 2025, 2026, and beyond. Additional U.S. states have proposals under consideration, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action, and other liabilities.

Likewise, the Federal Trade Commission and state attorneys general have been actively enforcing laws that protect consumers from unfair and deceptive acts or practices, including with respect to privacy and security. If our public statements regarding collection, use, storage or disclosure of personal information are or are perceived to be inconsistent with our actual practices, we may face claims under Section 5 of the Federal Trade Commission Act or state law equivalents.

Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal data as well. For example, the EU's GDPR became effective in 2018 and imposed a broad data protection framework that expanded the scope of EU data protection law, including to non-EU entities meeting the jurisdictional requirements that process, or control the processing of, personal data relating to individuals located in the EU, including clinical trial data. GDPR sets out a number of requirements for controllers and/or processors, as applicable, that must be complied with when handling the personal data of EU based data subjects, including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have a legal basis to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be "forgotten" and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and a new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data are all classified as "special category" data under GDPR and afford greater protection and require additional compliance obligations. Further, EU member states have a broad right to impose additional conditions—including restrictions—on these data categories. This is because GDPR allows EU member states to derogate from the requirements of GDPR mainly in regard to specific processing situations (including special category data and processing for scientific or statistical purposes).

GDPR is applicable to part of our business and has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional procedures to comply. GDPR is complex and regulatory guidance relating to GDPR compliance continues to evolve. Furthermore, national GDPR variations, including the fields of clinical study and other health-related information may raise our costs of compliance and result in greater legal risks.

Relatedly, following Brexit and the expiration of the Brexit transition period, which ended on December 31, 2020, the EU GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the United Kingdom Data Protection Act 2018 which implements certain derogations in the GDPR into UK law. Under the UK GDPR, companies not established in the United Kingdom but who process personal data in relation to the offering of goods or services to individuals in the United Kingdom, or to the monitoring of their behavior will be subject to the UK GDPR. At this time, the requirements of the UK GDPR are largely aligned with those under the GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover.

We are also subject to evolving GDPR requirements on data export, because we transfer data to third countries outside of the EU that are not deemed "adequate." GDPR only permits exports of personal data outside of the EU to "non-adequate" countries where there is a suitable data transfer mechanism in place to safeguard personal data (e.g., the EU Commission approved Standard Contractual Clauses or certification under the newly-adopted Data Privacy Framework). On July 16, 2020, the Court of Justice of the EU (CJEU) issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18) (Schrems II). This decision calls into question certain data transfer mechanisms as between the EU member states and the United States. The CJEU is the highest court in Europe and the Schrems II decision heightened the burden to assess United States national security laws on their business, and future actions of EU data protection authorities are difficult to predict at this time. While the newly-adopted Data Privacy Framework was meant to address the concerns raised by the CJEU in Schrems II, it will likely be subject to future legal challenges. Consequently, there is some risk of any data transfers from the EU being halted. If we have to rely on third parties to carry out services for us, including processing personal data on our behalf, we are required under GDPR to enter into contractual arrangements to flow down or help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause customers to lose trust in us, which would have an adverse impact on our reputation and business. Any contractual arrangements requiring the processing of personal data from the EU to us in the U.S. will require greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data or increase costs of compliance. GDPR provides an enforcement authority to impose large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.

Applicable data privacy and data protection laws may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied with all applicable data privacy and data protection laws in the past and we may not do so in the future. Compliance with such laws and regulations could require us to incur significant expenses or modify our practices, each of which could adversely affect our business. Failure to comply with data protection laws may expose us to risk of enforcement actions taken by data protection authorities or other regulatory agencies, private rights of action in some jurisdictions, and potential significant penalties if we are found to be non-compliant. Furthermore, the number of government investigations related to data security incidents and privacy violations continue to increase and government investigations typically require significant resources and generate negative publicity, which could harm our business and reputation.

We may from time to time be subject to government investigation(s), the unfavorable outcome of which may have a material adverse effect on our financial condition, results of operations and cash flows.

We may from time to time be subject to government investigations, which may divert management resources and attention, cause us to incur substantial costs, and/or result in negative publicity, and any unfavorable outcome arising from such investigation may have a material adverse effect on our financial condition, results of operations and cash flows. For example, in June 2016, our wholly-owned subsidiary, Crescendo Bioscience, LLC (formerly known as Crescendo Bioscience, Inc.) (CBI), received a subpoena from the OIG requesting that CBI produce documents relating to entities that received payment from CBI for the collection and processing of blood specimens for testing, including a named unrelated company, healthcare providers and other third-party entities. On January 30, 2020, the U.S. District Court for the Northern District of California unsealed a qui tam complaint, filed on April 16, 2016 against CBI, alleging violations of the federal and California False Claims Acts and the California Insurance Fraud Prevention Act (CIFPA). On January 22, 2020, after a multi-year investigation into CBI's and our alleged conduct, the government declined to intervene in the case. On January 27, 2020, the State of California likewise filed its notice of declination. On April 1, 2022, we settled the qui tam lawsuit pursuant to which we paid a total of $45.25 million to the United States and the State of California and $2.75 million to relator's counsel. The *qui tam* lawsuit was formally dismissed by the U.S. District Court for the Northern District of California on May 4, 2022. We may be subject to future claims or investigations under the Federal False Claims Act or a similar state law, and any unfavorable outcome arising from such claims or investigation could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes in health care policy could increase our costs and impact sales of and reimbursement for our tests.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively called the ACA, became law, which was upheld by the U.S. Supreme Court in 2021. This law substantially changed the way health care is financed by both government and private third-party payors and continues to significantly impact our business and operations in ways we may not be able to predict. Future changes or additions to the ACA or the Medicare and Medicaid programs, such as changes stemming from other health care reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States. The impact on reimbursement levels and the number of insured individuals under the ACA may lead to delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. Further, if reimbursement levels are inadequate, our business and results of operations could be adversely affected.

The ACA has also been the focus of ongoing legal challenges that could materially affect insurance coverage for our products and services. For example, in June 2024, in the case of Braidwood Management v. Becerra, the Fifth Circuit Court of Appeals upheld a lower court ruling that found the ACA's mandate requiring insurance coverage for certain preventive services without cost sharing to be unconstitutional. However, in June 2025, the U.S. Supreme Court overturned the Fifth Circuit's decision in Braidwood Management v. Becerra and upheld the ACA's requirement that insurance cover certain preventive services, in a ruling now captioned Kennedy v. Braidwood Management, Inc. Future health care reform initiatives, whether at the federal or state level, intended to reduce health care costs may instead have the effect of discouraging third-party payors from covering certain types of medical products and services.

In addition, recently enacted federal legislation, the "One Big Beautiful Bill Act", is expected to reduce enrollments in Medicaid and ACA marketplace exchanges, which could limit access to insurance coverage for certain patient populations. To the extent these changes decrease the number of insured individuals or alter reimbursement rates for our tests, our test volumes and revenues could be adversely affected.

Beyond the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and private third-party payors to reduce costs while expanding individual health care benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of reimbursement available for our tests from governmental agencies or private third-party payors. Any future changes to legal or regulatory requirements or new cost containment initiatives could have a materially adverse effect on our business, financial condition, results of operation, and cash flows.

Our business could be harmed by the loss, suspension, or other restriction of a license, certification, or accreditation, or by the imposition of a fine or penalties, under CLIA, its implementing regulations, or other state, federal and foreign laws and regulations affecting licensure or certification, or by future changes in these laws or regulations.

The diagnostic testing industry is subject to extensive laws and regulations, many of which have not been interpreted by the courts. CLIA requires virtually all laboratories to be certified by the federal government and mandates compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements intended to ensure that testing services are accurate, reliable and timely. CLIA certification is also a prerequisite to be eligible to bill state and federal health care programs, as well as many private third-party payors, for laboratory testing services. As a condition of CLIA certification, each of our laboratories is subject to survey and inspection every other year, in addition to being subject to additional random inspections. The biennial survey is conducted by CMS, a CMS agent (typically a state agency), or, if the laboratory holds a CLIA certificate of accreditation, a CMS-approved accreditation organization. Sanctions for failure to comply with CLIA requirements, including proficiency testing violations, may include suspension, revocation, or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as the imposition of significant fines or criminal penalties. In addition, we are subject to regulation under state laws and regulations governing laboratory licensure. Some states have enacted state licensure laws that are more stringent than CLIA. Changes in state or foreign licensure laws that affect our ability to offer and provide diagnostic services across state or foreign country lines could materially and adversely affect our business. In addition, state and foreign requirements for laboratory certification may be costly or difficult to meet and could affect our ability to receive specimens from certain states or foreign countries.

Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business. If the CLIA certificate of any one of our laboratories is revoked, CMS could seek revocation of the CLIA certificates of our other laboratories based on their common ownership or operation, even though they are separately certified.

Planned or potential changes in the way the FDA regulates tests performed by laboratories like ours could result in delay and/or additional expense in offering our tests and tests that we may develop in the future.

Historically, the FDA has exercised enforcement discretion with respect to most LDTs and has generally not required laboratories that furnish LDTs to comply with the agency's requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). However, in May 2024, the FDA issued a final rule to regulate LDTs under the existing medical device framework and to phase out its longstanding enforcement discretion policy over a four-year period. Following issuance of the final rule, the American Clinical Laboratory Association (ACLA) and one of its members filed a complaint against the FDA in the Eastern District of Texas, alleging that the agency does not have authority to promulgate the LDT final rule and seeking to vacate the FDA's action. A second lawsuit was also filed against FDA by the Association for Molecular Pathology on August 19, 2024 in the Southern District of Texas, and subsequently the two cases were consolidated into a single action. On March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the final rule in its entirety and remanded the matter to the FDA, holding that the rule exceeded the agency's authority under the Federal Food, Drug, and Cosmetic Act. The FDA did not appeal the decision. As a result, the phase-in deadlines established by the rule are no longer operative, and in September 2025 the FDA implemented the court's vacatur of the final rule with a formal public notice.

The court's decision striking down the final rule preserves the existing enforcement-discretion policy for LDTs, which reduces the immediate regulatory burden for laboratories such as ours. However, uncertainty remains regarding the future of federal oversight in this area, as Congress could enact new legislation establishing a statutory framework for regulating *in vitro* diagnostics, including LDTs. Any such actions could impose new requirements on our operations and may result in increased compliance costs, delays in test development or commercialization, and other operational disruptions.

If future legislative or regulatory changes expand FDA's oversight of LDTs, we may be required to obtain premarket clearance or approval for some of our existing or future tests, modify our quality-system procedures, or make other costly changes to our operations. Failure to comply with any applicable FDA requirements, or future comparable regulatory regimes, could trigger a range of enforcement actions by the FDA, including warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

FDA regulation of our GeneSight Psychotropic test could be disruptive to our business.

As described further above, the FDA has long claimed authority to regulate LDTs but has exercised its "enforcement discretion" to limit enforcement of in vitro diagnostic regulatory requirements on this category of products. Further, the FDA has from time to time appeared to increase its attention to the marketing of pharmacogenomic tests. For example, in late 2018, the FDA issued a safety communication regarding "genetic tests that claim results can be used to help physicians identify which antidepressant medication would have increased effectiveness or side effects compared to other antidepressant medications." This safety communication explained that the FDA had reached out to several firms marketing such pharmacogenomic tests where the FDA believed the relationship between genetic variations and a medication's effects had not been established, including a warning letter to Inova Genomics Laboratory. It is unclear at this time whether the FDA will take a different approach to pharmacogenomic tests developed as LDTs following the 2025 vacatur of its LDT final rule on the grounds that the agency lacked statutory authority to treat such tests as medical devices.

In early 2019, we provided the FDA with clinical evidence and other information to support our GeneSight test. Later that year, the FDA requested changes to the GeneSight test offering. Although we disagreed that changes to the test were required, we submitted a proposal regarding the reporting of GeneSight test results to healthcare providers that we believed addressed the FDA's principal concerns and would not affect the benefits that we believe are provided by the GeneSight test.

Since submitting our proposal to the FDA, we engaged with our trade association in their efforts to defend the offering of pharmacogenomic tests and to monitor broader developments across the stakeholder community. In response to public letters from the national laboratory trade association and patient groups, on February 20, 2020, the FDA announced a new "collaboration between FDA's Center for Devices and Radiological Health and Center for Drug Evaluation and Research intended to provide the agency's view of the state of the current science in pharmacogenomics."

Although the announcement again asserted that some pharmacogenomic test offerings may be potentially dangerous, the agency also acknowledged that pharmacogenomic testing "offers promise for informing the selection or dosing of some medications for certain individuals" when there is sufficient evidence demonstrating a relationship between how a person's genes may impact their metabolism of a drug or how they may respond to the drug. In conjunction with the announcement, the FDA also released an updated "Table of Pharmacogenomic Associations," which lists gene-drug interactions that the agency believes are supported by FDA-approved drug labeling and/or "sufficient scientific evidence based on published literature." The Table has been updated periodically since that time. Based on our discussions with the agency and these developments, we have not implemented our proposal to the FDA regarding our GeneSight test. While we see these developments as signaling a positive shift in the FDA's approach to regulating pharmacogenomic tests, we cannot predict with certainty the outcome of this matter, its timing or whether the ultimate form of the GeneSight test offering, if it must be changed, will have an adverse effect on our revenues from the test.

Companion and complementary diagnostic tests require FDA approval, and we may not be able to secure such approval in a timely manner or at all.

Our companion and complementary diagnostic products, marketing, sales and development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA pursuant to the federal FDCA, by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Under the FDCA, companion diagnostics must receive FDA clearance or approval before they can be commercially marketed in the United States. The process of obtaining marketing approval or clearance from the FDA or by comparable agencies in foreign countries for new products could:

- take a significant period of time;
- require the expenditure of substantial resources;
- involve rigorous pre-clinical testing, as well as increased post-market surveillance;
- require changes to products; and
- result in limitations on the indicated uses of products.

Although we have successfully received FDA approval for some tests (e.g., our BRACAnalysis CDx and MyChoice CDx tests), we cannot predict whether or when we will be able to obtain FDA approval for other companion diagnostics that we are developing.

Our companion diagnostic tests are subject to ongoing regulatory compliance obligations and continued regulatory review and the failure to comply with such obligations could result in regulatory enforcement and/or penalties.

Companion diagnostic tests such as BRACAnalysis CDx and MyChoice CDx are subject to ongoing FDA and comparable foreign regulatory authority requirements for manufacturing, labeling, packaging, storage, distribution, quality, safety, sale, marketing, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy or other post-market information. In addition, we are subject to continued compliance with regulatory requirements applicable to medical devices and IVDs. The FDA or other regulatory authorities may take regulatory enforcement or other legal action or may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur with our marketed products. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and be subject to financial penalties or administrative action.

Our business involves environmental risks that may result in liability for us.

In connection with our laboratory operations and research and development activities, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, including hazardous materials, biological specimens, chemicals and waste. The cost of compliance with these laws and regulations may become significant and could negatively affect our operating results. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of controlled materials comply with the standards prescribed by state and federal regulations, accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials may occur. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources or any applicable insurance coverage we may have.

General Risks and Risks Related to Our Common Stock

Our stock price is highly volatile, and our stock may lose all or a significant part of its value.

The market prices for securities of relevant testing companies have been volatile. This volatility has significantly affected the market prices for these securities for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. The market price for our common stock has fluctuated significantly since public trading commenced in October 1995, and it is likely that the market price will continue to fluctuate in the future. In the year ended December 31, 2025, our stock price ranged from $3.76 per share to $15.47 per share. In addition, the stock market in general has experienced extreme price and volume fluctuations. Events or factors that may have a significant impact on our business and on the market price of our common stock include the following:

- failure to achieve and sustain revenue growth or margins in our business;
- failure of any of our recently launched tests and any new test candidates to achieve commercial success;
- changes in the structure of healthcare payment systems and changes in governmental or private insurer reimbursement levels for our tests;
- introduction of new commercial tests or technological innovations by competitors;
- termination of the licenses underlying our tests;
- delays or other problems with operating our laboratory facilities;
- failure of any of our research and development programs, including the failure to achieve favorable results from our clinical studies or receive sufficient favorable exposure for our tests in peer-reviewed publications;
- changes in intellectual property laws or the enforcement, validity or expiration of our patents in the United States and foreign countries;
- developments or disputes concerning patents or other proprietary rights involving us directly or otherwise affecting the industry as a whole;
- missing or changing the financial guidance we provide;
- failure of securities or industry analysts to initiate or maintain coverage of our company, publish reports on us regularly, or publish accurate and favorable research, or downgrades of our common stock by such analysts;
- removal of our common stock from, or failure to be included in, one or more indexes, or changes in the methodologies of such indexes;
- negative publicity, including misinformation, about our company, our tests or the industry in which we operate;
- changes in the government regulatory approval process for our existing and new tests;
- failure to meet estimates or recommendations by securities analysts that cover our common stock;
- issuance of new securities analysts reports or changes in estimates or recommendations by securities analysts relating to our common stock or the securities of our competitors;
- general perception of, and public concern over the industry and our approved tests and any test candidates;
- litigation, including the outcome of existing and new litigation against us;
- government and regulatory investigations;
- our ability to raise additional funds if and when needed;
- future sales or anticipated sales of our common stock by us or our stockholders;
- the timing and amount of any repurchases of our common stock;
- general market conditions, including as a result of changes in the rate of inflation and interest rates;
- potential seasonal slowness in sales, the effects of which may be difficult to understand during periods of growth;
- economic, health care and diagnostic trends, disasters or crises and other external factors; and
- period-to-period fluctuations in our financial results.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

If we are unable to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, our results of operations, our stock price and investor confidence in us could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on the effectiveness of their internal control over financial reporting. Failure to have effective internal control over financial reporting and disclosure controls and procedures could impair our ability to produce accurate financial statements on a timely basis and could lead to a restatement of our financial statements, as well as delays or the inability to meet our reporting obligations or to comply with the rules and regulations of the Securities and Exchange Commission. Any of these events could result in delisting actions by the Nasdaq Stock Market, investigations and sanctions by regulatory authorities, and stockholder lawsuits, in addition to adversely affecting our business and the trading price of our common stock. In addition, if as a result of the ineffectiveness of our internal control over financial reporting and disclosure controls and procedures, we cannot provide reliable financial statements, our business decision processes may be adversely affected, our business and results of operations could be harmed, investors could lose confidence in our reported financial information, and our ability to obtain additional financing, or additional financing on favorable terms, could be adversely affected.

Although we determined that our internal controls over financial reporting were effective as of December 31, 2025, we may identify internal control deficiencies in the future that could rise to the level of a material weakness or we may uncover other errors in our financial reporting. During the course of our evaluation of these material weaknesses, we may identify areas requiring improvement and may be required to design additional enhanced processes and controls to address issues identified through this review. There can be no assurance that such remediation efforts will be successful, that our internal control over financial reporting will be effective as a result of these efforts or that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods. In addition, we cannot assure you that our independent registered public accounting firm will be able to attest that such internal controls are effective when they are required to do so.

Anti-takeover provisions of Delaware law, provisions in our charter and bylaws and re-adoption of our stockholders' rights plan, or poison pill, could make a third-party acquisition of us difficult.

Because we are a Delaware corporation, the anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. In addition, our certificate of incorporation and bylaws also contain certain provisions that may make a third-party acquisition of us difficult, including:

- a classified Board of Directors, with three classes of directors each serving a staggered three-year term;
- the ability of the Board of Directors to issue preferred stock;
- a 70% super-majority stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation;
- the inability of our stockholders to call a special meeting or act by written consent;
- requiring advance notice in accordance with our bylaws for stockholder proposals that can be acted upon at annual stockholder meetings and nomination of directors to our Board of Directors; and
- only our Board of Directors can fill vacancies on the Board of Directors.

In the past, we implemented a stockholders' rights plan, also called a poison pill, which could make it uneconomical for a third party to acquire us on a hostile basis. Although the plan expired in July 2011, our Board of Directors could adopt a new plan at any time. The provisions in a stockholders' rights plan, as well as Section 203, may discourage certain types of transactions in which our stockholders might otherwise receive a premium for their shares over the then-current market price, and may limit the ability of our stockholders to approve transactions that they think may be in their best interests.

Shareholder activism can have a significant impact on our operations, strategy, and overall performance.

We may become subject to shareholder activism, including efforts to influence our corporate governance, business strategy, or financial decisions. Responding to activist demands could be costly and time-consuming, divert the attention of our management team and Board, and create uncertainty regarding our strategic direction, including through efforts to change our Board composition, executive compensation, or other governance practices. Shareholder activism may also increase scrutiny, contribute to stock price volatility, and encourage actions such as divestitures, acquisitions, or cost reductions that may conflict with our long-term plans. In addition, shareholder activism could increase the risk of proxy contests, litigation, or regulatory inquiries and may adversely affect employee retention and key stakeholder relationships. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

Future sales and issuances of our common stock would result in dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.

From time to time, we may issue additional securities or sell common stock, convertible securities or other securities in one or more transactions at prices and in a manner we determine. We plan to continue to grant equity awards that convert into shares of our common stock to employees and directors pursuant to our equity incentive plan and issue common stock under our employee stock purchase plan. If we sell or issue common stock, convertible securities or other equity securities, or common stock is issued pursuant to equity incentive plans, holders of our common stock may be materially diluted. In addition, we may issue common stock or other equity securities in connection with an acquisition or other strategic transaction, which would cause dilution to our existing stockholders. New investors in such transactions could gain rights, preferences, and privileges senior to those of holders of our common stock.

We do not intend to pay dividends so any returns will be limited to changes in the value of our common stock.

We currently intend to retain any future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of our Credit Facility restrict our ability to pay dividends. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on the restrictive covenants in any lending facility, including our Credit Facility, our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

Increasing scrutiny and evolving expectations from regulators, business partners, investors, and other stakeholders with respect to our environmental, social, and governance, or ESG, practices may impose additional costs on us or expose us to new or additional risks.

Companies across many industries have faced increased scrutiny related to their ESG practices and disclosure. We are subject to evolving ESG-related disclosure obligations from governmental and regulatory organizations, which may impact our business. These disclosure obligations are often complex and not always consistent, making compliance difficult and uncertain. For example, California has enacted climate disclosure laws that may require us to report on our greenhouse gas emissions, climate-related financial risks, and other climate-related matters. Compliance with such regulations may require us to incur significant additional costs, including for the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and Board of Directors. Furthermore, industry and market practices, as well as expectations from our business partners, may further develop to become even more robust than what is required under any new laws and regulations, and we may have to expend significant efforts and resources to keep up with market trends, stay competitive among our peers, and comply with such requirements, which could result in higher associated compliance costs and penalties for failure to comply with such laws and regulations.

At the same time, certain stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations regarding ESG initiatives, including the enactment or proposal of anti-ESG legislation or policies. As such, we could face criticism for the scope or nature of our ESG initiatives or for making adjustments to these initiatives. Any failure or perceived failure to meet evolving stakeholder expectations and standards related to our ESG initiatives, accurately track and report ESG-related progress, or comply with environmental regulations and disclosure requirements, as well as our inability to satisfy all stakeholders with divergent views, could adversely affect our business, the willingness of our partners to do business with us, employee retention efforts, and our brand and reputation.

Our certificate of incorporation and our bylaws designate specific state or federal courts as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the General Corporation Law of Delaware, our certificate of incorporation or our bylaws, or any action asserting a claim against us governed by the internal affairs doctrine.

Our restated certificate of incorporation provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any claims under the Securities Act of 1933, as amended (the Securities Act). These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find these exclusive forum provisions to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the critical importance of maintaining the trust and confidence of patients, business partners, payors, clinical trial participants, and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our Board of Directors is actively involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. Our cybersecurity policies, standards, processes, and practices are generally aligned with the NIST Cybersecurity Framework 2.0 and the HITRUST Common Security Framework.

To identify and assess material risks from cybersecurity threats, we maintain a cybersecurity risk management program that includes the identification, prioritization, and management of technical and non-technical risk to the confidentiality, integrity, or availability of patient, employee, clinical trial participant, payor, business partner, and company information. This program considers the risks associated with our industry and the technical and regulatory requirements related to the information systems and data involved. We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process.

We have developed policies, standards, processes, and practices designed to protect our information systems and data from unauthorized access, cybersecurity attacks, and other security incidents. The policies, standards, processes, and practices are implemented and enforced by dedicated information technology and cybersecurity professionals. We utilize a variety of control measures and cybersecurity technologies that are designed to protect our availability of critical information systems and data, maintain regulatory compliance, assess, identify, and manage our material risks from cybersecurity threats, and protect against and respond to security incidents.

These controls and processes are reviewed periodically and include the following activities:

- we monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
- through our policies, practices, and contracts, as applicable, we require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;

- we utilize technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, virtual private networks (VPN), Web Application Firewalls (WAF), intrusion detection systems, antivirus and endpoint detection and response software, multi-factor authentication (MFA), data encryption, encrypted backups, vulnerability scanning and patching, email anti-phishing technology, malicious URL and IP filtering, application controls, USB control and threat intelligence services;
- our cybersecurity personnel include certified security professionals who are experienced in networks, computer systems, cloud cybersecurity, cybersecurity risk management, incident response, and security awareness training;
- we regularly test and monitor our cybersecurity defenses to ensure that they are effective; and
- we also conduct security awareness training for all employees to help them identify and mitigate cybersecurity risks.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the risk factor "***Security breaches, loss of data and other disruptions, including from cyberattacks and other cybersecurity incidents, could compromise personal, confidential, or other sensitive or proprietary information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation***", included in Part I, Item 1A of this Annual Report on Form 10-K, which disclosures are incorporated by reference into this Item 1C.

We did not experience any material cybersecurity incidents during the last fiscal year.

We have an incident response plan and processes in place for responding to cybersecurity incidents. The process includes steps to identify, contain, investigate, and remediate the impacts of the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation. The plan involves the participation of a security incident response team that includes our Chief Legal Officer and other senior leaders in finance, information security and technology, communication, human resources, and legal. The plan includes procedures to communicate the incident to management and customers as appropriate and to provide information as required to state and federal law enforcement and regulatory bodies.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers or who have access to patient, payor, business partner, and employee data or our systems. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, our data, or our facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

Cybersecurity Governance; Management

Role of the Board of Directors

Cybersecurity is an important part of our risk management processes and an area of focus for our Board of Directors and management. In general, our Audit and Finance Committee of our Board of Directors has primary responsibility for and oversight over cybersecurity threats and our information security management program and considers specific risks, including, for example, risk associated with our strategic plan and business operations. In addition, the Audit and Finance Committee oversees the Tech Oversight Subcommittee, which is charged with monitoring the implementation and progress of key technology transformation initiatives and evaluating the effectiveness and quality of deliverables for significant technology projects, including information technology general controls, improved order management, and revenue cycle enablement, as well as other technology-related initiatives identified by the Board of Directors or the Audit and Finance Committee. The Audit and Finance Committee receive regular reports from our Chief Technology Officer, on, among other things, material cybersecurity threat risks or incidents and developments, assessments of our security program and overall security posture, our incident response plan, and initiatives to strengthen our information security systems and mitigate cybersecurity risks. The Audit and Finance Committee, including Rashmi Kumar, provides insights and guidance to management on cybersecurity related matters. Ms. Kumar, who currently serves as Senior Vice President, Chief Information Officer, of Medtronic plc, is a seasoned technology leader with extensive experience in cybersecurity and information technology matters. Management, along with the chair of the Audit and Finance Committee and Ms. Kumar, regularly report to the Board of Directors on cybersecurity risks and other related matters reviewed by the Audit and Finance Committee.

Role of Management

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Technology Officer, who is supported by our leaders in Information Technology, Information Security, and IT Security Compliance. These management team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, our Chief Technology Officer regularly reports to our Audit and Finance Committee about cybersecurity threat risks, among other cybersecurity related matters.

Item 2.   PROPERTIES

Our corporate headquarters is located in West Salt Lake City, Utah, which has approximately 234,000 square feet of laboratory and office space. In 2025, we completed the transition of our laboratory operations from our legacy facility. In 2026, we expect to take possession of approximately 63,000 additional square feet of laboratory and office space at our headquarters in anticipation of future operating needs. The lease for the additional space will expire coterminous with the lease for our existing space. The lease for our Salt Lake City facility has a remaining term of thirteen years, expiring in 2038, and provides for renewal options for up to ten additional years.

In South San Francisco, California, we currently lease the Walter Gilbert Research and Innovation Center, which has approximately 63,000 square feet of building space dedicated to administration, research and development, and a laboratory for our prenatal products. The lease for our South San Francisco facility has a remaining term of eight years, expiring in 2033, and provides for renewal options for up to ten additional years.

We also lease a space in Mason, Ohio, with approximately 29,000 total square feet, which will expire in August 2029. Our GeneSight test is performed at this location in a CLIA-certified laboratory.

We believe that our existing facilities and equipment are well maintained and in good working condition and that our current facilities will provide adequate testing capacity for the foreseeable future. For more information on our leased properties, see Note 11–*Leases* in the Notes to Consolidated Financial Statements, included in Part II, Item 8 in this Annual Report on Form 10-K.

Item 3.   LEGAL PROCEEDINGS

For information regarding certain current legal proceedings, see Note 10–*Commitments and Contingencies* in the Notes to Consolidated Financial Statements, included in Part II, Item 8 in this Annual Report on Form 10-K.

Item 4.   MINE SAFETY DISCLOSURES

None.

PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MYGN."

Stockholders

As of February 19, 2026, there were approximately 85 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees on their behalf.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, the terms of our Credit Facility restrict our ability to pay dividends. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend upon, among other factors, our financial condition, operating results, capital requirements, general business conditions, contractual prohibitions on the payment of dividends, and other factors our Board of Directors may deem relevant.

Unregistered Sales of Securities

None.

Stock Performance Graph

In 2025, we chose to compare our cumulative total stockholder return with the Nasdaq Composite Total Return Index (XCMP) and the Nasdaq Biotechnology Total Return Index (XNBI) as we believe these indices better align with our business for benchmarking our stock performance. The performance graph below presents the indices used in the prior year and the newly selected indices. The graph set forth below compares the annual percentage change in our cumulative total stockholder return on our common stock during a period commencing on December 31, 2020 and ending on December 31, 2025 (as measured by dividing (A) the difference between our share price at the end and the beginning of the measurement period by (B) our share price at the beginning of the measurement period) with the cumulative total return of the XCMP, XNBI, the Nasdaq Composite Index (IXIC) and the Nasdaq Health Care Index (IXHC) during such period. We have not paid any cash dividends on our common stock, and we do not include cash dividends in the representation of our performance. The price of a share of common stock is based upon the closing price per share as quoted on the Nasdaq Global Select Market on the last trading day of the year shown. The graph lines merely connect year-end values and do not reflect fluctuations between those dates. The comparison assumes $100 was invested on December 31, 2020 in our common stock and in each of the foregoing indices. The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Myriad Genetics, Inc.	100.00	139.61	73.39	96.81	69.35	31.11
Nasdaq Composite Total Return (XCMP)	100.00	122.18	82.43	119.22	154.48	187.14
Nasdaq Biotechnology Total Return (XNBI)	100.00	100.02	89.90	94.03	93.49	99.08
Nasdaq Composite Index (IXIC)	100.00	121.39	81.21	116.47	149.83	180.33
Nasdaq Health Care Index (IXHC)	100.00	96.45	76.75	81.77	81.07	99.39

Note: Information used on the graph was obtained from Nasdaq, a source believed to be reliable, but we are not responsible for any errors or omission in such information.

The performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act, except to the extent that we specifically incorporate such information by reference, and shall not otherwise be deemed filed under such acts.

Item 6.   [RESERVED]

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Annual Report on Form 10-K. This Management's Discussion and Analysis of Financial Condition and Results of Operations provides an overview of our business and 2025 financial highlights and describes principal factors affecting the results of our operations, financial condition and liquidity, as well as our critical accounting estimates that require significant judgment and thus have the most significant potential impact on our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

The discussion and analysis below includes year-to-year comparisons between the year ended December 31, 2025 and the year ended December 31, 2024. Discussions of comparisons between the year ended December 31, 2024 and the year ended December 31, 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Unless otherwise noted, all of the financial information in this Annual Report on Form 10-K is consolidated financial information of the Company.

Overview

Myriad Genetics is a leading molecular diagnostics and precision medicine company committed to advancing health and well-being for all. We develop and commercialize molecular tests that help patients and providers uncover genetic insights. Our tests assess the risk of developing disease or disease progression and guide treatment decisions across medical specialties where molecular insights can significantly improve patient care, support earlier detection, enable more precise treatment and contribute to lowering healthcare costs.

Personalized molecular data and digital and virtual consumer trends are converging to transform traditional models of care. We believe that engaging with providers and patients throughout their consumer and patient journey will better enable us to execute our strategies and fulfill our mission. We believe there are significant growth opportunities in addressing the pressing healthcare needs of patient populations through innovative molecular diagnostic testing and precision medicine solutions and services.

Our long-term growth strategy is built on leveraging our differentiated strengths, including our reputation for trusted high-quality tests and customer service, and our established, extensive commercial reach in community medicine. Our strategy also leverages investments in science and innovation, technology-enabled operations, an enhanced customer experience, strong commercial execution, and scalable operations. Our strategic intent is to accelerate profitable growth by focusing on (i) providing a comprehensive testing menu for the Cancer Care Continuum (CCC) market with a priority for high growth applications; (ii) growing our Prenatal Health and Mental Health revenues at or above market growth; and (iii) delivering sustained profitable growth through financial and operational discipline and leveraging our operating model.

Under this strategy, we plan to leverage our strong scientific foundation, deep clinical partnerships, and technology-enabled capabilities to expand adoption of our testing portfolio and integrate our precision medicine solutions more deeply into clinical workflows across the Cancer Care Continuum, Prenatal Health, and Mental Health.

Cancer remains one of the most prevalent diseases, with more than two million new cases diagnosed, and more than eighteen million survivors, in the United States in 2025. Myriad is a pioneer in DNA based cancer diagnostic testing, and a trusted leader in hereditary cancer testing across eleven of the most commonly occurring cancer types including breast, ovarian, colorectal, prostate, lung and skin. We are also a leader in cancer therapy selection with our Homologous Recombination Deficiency (HRD) test and are planning to strengthen our portfolio of comprehensive genomic profiling tests through product development and partnerships.

We see molecular residual disease (MRD) testing as a significant opportunity for patient impact and revenue growth. We believe Myriad's ultra-sensitive Precise MRD offering, combined with our growing portfolio of other relevant diagnostic tests that are a common part of cancer care and, our commercial leadership in serving community medicine, will enable us to establish and grow a meaningful MRD business over the coming years.

As part of our Cancer Care Continuum strategy, we also plan to expand the number of biopharma partners we serve with services including biomarker identification and validation, companion diagnostic test development and regulatory registration, as well as companion diagnostic test commercialization.

Complementing our own capabilities with partnerships that enable us to bring compelling solutions to market more quickly is an important part of our strategy. In early 2025, we entered into a strategic collaboration with PATHOMIQ, Inc. pursuant to which we obtained exclusive U.S. licensing rights to PATHOMIQ's AI-enabled diagnostic platform, PATHOMIQ_PRAD, to enhance our oncology portfolio and offer AI-driven prognostic and predictive solutions for prostate cancer care. In September 2025, we entered into a strategic collaboration with SOPHiA GENETICS S.A. to develop a global liquid biopsy companion diagnostic solution.

We continue to invest in clinical evidence development to support the growth of our existing products and launch of new products, such as FirstGene and Precise MRD. We believe these investments in product innovation position us to expand our addressable markets and differentiate our portfolio of testing solutions.

We plan to continue to develop and enhance our products and services to support growth, improve patient and provider experience, and reach more patients of all backgrounds. In addition, by investing in technology-enabled commercial tools, advanced automation, and standardized processes and technology, we believe we will be able to reduce complexity and cost, while enhancing our ability to scale and grow. In 2025, we completed the transition of our laboratory operations to our next-generation laboratory facilities, which are designed to enhance automation, reduce turnaround time, and improve cost efficiency across our testing portfolio. We believe these improvements, combined with our ongoing operational initiatives, position us to achieve greater scalability and reduce operating expenses as a percentage of revenue over time. We are committed to making molecular testing accessible and actionable for patients and providers while driving long-term growth and profitability.

Our consolidated revenues consist primarily of sales of genetic tests through our wholly-owned subsidiaries. During the year ended December 31, 2025, we reported total revenue of $824.5 million, a net loss of $365.9 million, and basic and diluted loss per share of $3.95.

Business Updates and Financial Highlights

During the year ended December 31, 2025, our significant business updates and financial highlights include the following:

- Revenue decreased 2% year-over-year to $824.5 million, which was driven in part by the discontinuation of coverage by UnitedHealthcare of GeneSight and the divestiture of the European EndoPredict business in the prior year. Volumes increased approximately 1% from the prior year.

- In November 2025, we expanded the MyRisk Hereditary Cancer Test to include 63 genes across 11+ cancer types, further strengthening our comprehensive hereditary cancer offering.

- In October 2025, we announced the addition of two genes, F8 and FXN, to the Foresight Carrier Screen Universal Plus Panel.

- In September 2025, we announced a strategic collaboration with SOPHiA Genetics, Inc. to develop and provide pharmaceutical companies with an innovative global liquid biopsy companion diagnostic (CDx) test.

- In September 2025, we announced the publication of a new meta-analysis of six prospective controlled studies that included 3,532 adults with major depressive disorder (MDD). The meta-analysis showed that when GeneSight Psychotropic test results were available to treating clinicians, there were significant improvements in response and remission rates for patients with MDD, compared to treatment as usual.

- In July 2025, we closed a $125 million secured term debt facility with OrbiMed, a leading global healthcare investment firm. This facility includes an option to borrow up to an additional $75 million.

- In July 2025, we earned the Great Place to Work Certification for the third consecutive year.

- In June 2025, we launched early access to FirstGene Multiple Prenatal Screen, a prenatal genetic risk assessment screen that combines several testing modalities into a single assay, in a large, multi-site study, called CONNECTOR.

- New clinical data supporting the performance and potential clinical utility of our Precise MRD test was presented at major scientific conferences, including the American Association for Cancer Research and the American Society of Clinical Oncology Annual Meeting. These presentations include data from a prospective pan-cancer study conducted by our partner, the National Cancer Center Hospital East in Japan.

- Effective April 30, 2025, Samraat Raha was appointed President and Chief Executive Officer and Mark Verratti was appointed Chief Operating Officer; Brian Donnelly was appointed Chief Commercial Officer effective May 1, 2025; and Benjamin R. Wheeler was appointed Chief Financial Officer effective August 16, 2025.

Seasonality

The Company has historically experienced some seasonality in its business, including due to factors such as the timing of deductibles resetting or being met. While the Company continues to experience periodic fluctuations in quarterly revenues, these variations are increasingly influenced by other factors such as the timing of customer activity, reimbursement dynamics, and broader market conditions. Additionally, we believe operating results for the twelve months ended December 31, 2025 may not necessarily be indicative of results to be expected for any other year.

Components of Consolidated Operations

Revenue. Our tests are designed to analyze genes and their expression levels to assess an individual's risk for developing disease, determine a patient's likelihood of responding to a particular drug, assess a patient's risk of disease progression, identify factors which could lead to serious conditions in pregnancy, or provide other prenatal insights. Revenue is recognized when the test results have been released to the healthcare provider and/or patient.

Expenses. Personnel-related costs for each category of costs and expenses include salaries, bonuses, employee benefit costs, employer payroll taxes, and stock-based compensation.

Cost of Revenue. Cost of revenue consists primarily of costs related to laboratory supplies, personnel-related costs, and overhead costs.

General and Administrative Expense. General and administrative expenses include executive management, billing and collections, finance and accounting, information technology, legal, and human resources. These expenses include personnel-related costs and third-party costs for items such as audit fees, legal expenses, consulting costs, and information technology services.

Sales and Marketing Expense. Sales and marketing expenses include costs associated with growing our business and providing customer service. The expenses consist primarily of personnel-related costs and third-party costs for items such as advertising, and trade shows.

Research and Development Expense. Research and development expenses consist primarily of personnel-related costs and laboratory supplies, which includes costs incurred in formulating, improving, validating and creating alternative or modified processes related to and expanding the use of our current test offerings and costs incurred in the discovery, development, and validation of our pipeline of test candidates.

Legal Settlements. Legal settlements related to litigation, including the reversal of a previously expected contingent settlement payment. For more information, see Note 10–*Commitments and Contingencies* in the Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

Goodwill and Long-Lived Asset Impairment Charges. Goodwill and long-lived asset impairment charges include the impairment loss recognized on our goodwill or long-lived assets, including impairments recognized on intangible assets and right-of-use (ROU) lease assets.

Other Income (Expense). Other income (expense) includes interest income earned on our cash, cash equivalents, and restricted cash held in short-term interest-bearing accounts; interest expense associated with our debt and amortization of deferred financing costs and original issue discount costs; gains or losses on the sale of assets or businesses; and foreign currency gains and losses, and other nonrecurring income and expenses.

Income Tax (Benefit) Expense. Income tax (benefit) expense consists of current and deferred components, which include changes in our deferred tax assets, our deferred tax liabilities, and our valuation allowance.

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue

The following table summarizes year-over-year revenue changes in our core product categories:

(in millions)	Years ended December 31,				% of Total Revenue	
	2025	2024	Change	% Change	2025	2024
Hereditary Cancer	$ 372.4	$ 364.5	$ 7.9	2 %	45%	44%
Tumor Profiling	121.7	125.8	(4.1)	(3)%	15%	15%
Prenatal	186.3	177.1	9.2	5 %	23%	21%
Mental Health	144.1	170.2	(26.1)	(15)%	17%	20%
Total revenue	$ 824.5	$ 837.6	$ (13.1)	(2)%	100%	100%

The following table summarizes testing volume changes in our core product categories:

(in thousands)	Years ended December 31,		% Change
	2025	2024	
Product volumes:			
Hereditary Cancer	315	294	7%
Tumor Profiling	48	53	(9)%
Prenatal	637	666	(4)%
Mental Health	537	507	6%
Total	1,537	1,520	1%

Revenue for the year ended December 31, 2025 decreased $13.1 million compared to the prior year. For the year ended December 31, 2024, we recognized $21.5 million of revenue for tests in which the performance obligation was met in a prior period, including $3.0 million in revenue due to a retroactive coverage change by a payor for one of our prenatal products. For the year ended December 31, 2025, revenue for tests in which the performance obligation was met in a prior period was immaterial.

Mental Health revenue decreased $26.1 million primarily due to a 20% decrease in the average revenue per test. The decrease in revenue per test is due to UnitedHealthcare's change in GeneSight test coverage under its commercial, individual exchange, and certain managed Medicaid benefit plans, and due to revenue recognized in the prior year for tests in which the performance obligation had been satisfied in a prior period. We expect this coverage decision will continue to negatively affect Mental Health revenue in future periods. These impacts were partially offset by a 6% increase in testing volume.

Tumor Profiling revenue decreased $4.1 million due to the sale of our EndoPredict business in August 2024. This decrease in revenue was partially offset by growth in Prenatal and Hereditary Cancer revenues. Prenatal revenue increased $9.2 million due to a 10% increase in average revenue per test, partially offset by a 4% decrease in volume primarily driven by a decline in SneakPeek volume. Hereditary Cancer revenue increased $7.9 million due to a 7% increase in volume, partially offset by a 5% decrease in average revenue per test. In addition, we expect to discontinue sales of EndoPredict in the United States during the first half of 2026.

Cost of Revenue

(in millions)	Years ended December 31,		Change	% Change
	2025	2024		
Cost of revenue	$ 247.9	$ 252.2	$ (4.3)	(2)%
Cost of revenue as a % of revenue	30.1 %	30.1 %		

Cost of revenue for the year ended December 31, 2025 decreased $4.3 million compared to the prior year due primarily to a reduction in the cost per test for the current period driven by reductions in the cost of laboratory reagents and supplies.

Research and Development Expense

(in millions)	Years ended December 31, 2025	2024	Change	% Change
Research and development expense	$ 106.8	$ 113.4	$ (6.6)	(6)%
Research and development expense as a % of total revenue	13.0 %	13.5 %		

Research and development expense for the year ended December 31, 2025 decreased by $6.6 million compared to the prior year primarily due to a decrease in compensation related expenses. We remain committed to disciplined cost management while maintaining investments in key strategic areas, such as research and development.

Sales and Marketing Expense

(in millions)	Years ended December 31, 2025	2024	Change	% Change
Sales and marketing expense	$ 280.8	$ 284.1	$ (3.3)	(1)%
Sales and marketing expense as a % of total revenue	34.1 %	33.9 %		

Sales and marketing expenses for the year ended December 31, 2025 were relatively consistent with the expenses incurred in the prior year, reflecting stable operating activities across the business.

General and Administrative Expense

(in millions)	Years ended December 31, 2025	2024	Change	% Change
General and administrative expense	$ 256.8	$ 275.9	$ (19.1)	(7)%
General and administrative expense as a % of total revenue	31.1 %	32.9 %		

General and administrative expense for the year ended December 31, 2025 decreased by $19.1 million compared to the prior year primarily due to a decrease of $9.8 million in amortization for previously impaired intangible assets. The remainder of the change from the prior year is due to immaterial movements across various categories.

Legal Settlements

(in millions)	Years ended December 31, 2025	2024	Change	% Change
Legal settlements	$ —	$ (21.3)	$ 21.3	(100)%
Legal settlements as a % of total revenue	— %	(2.5)%		

Legal settlements for the year ended December 31, 2024 included the reversal of expense for a contingent payment related to the Ravgen settlement, payment of which was determined to no longer be probable in 2024. There were no legal settlements in the year ended December 31, 2025.

Goodwill and Long-lived Asset Impairment Charges

(in millions)	Years ended December 31, 2025	2024	Change	% Change
Goodwill and long-lived asset impairment charges	$ 319.4	$ 56.8	$ 262.6	462 %
Goodwill and long-lived asset impairment charges as a % of total revenue	38.7 %	6.8 %		

Goodwill and long-lived asset impairment charges for the year ended December 31, 2025 included primarily goodwill impairment charges of $234.7 million and intangible asset impairment charges of $82.0 million related to our Women's Health and Mental Health reporting units. The prior year included $43.0 million of expense for the impairment of the developed technology intangible asset in our Mental Health reporting unit and $13.8 million of losses in connection with the sale of our EndoPredict business.

Other Income (Expense)

(in millions)	Years ended December 31, 2025	2024	Change	% Change
Other expense, net	$ (7.9)	$ —	$ (7.9)	N/A

Other expense, net for the year ended December 31, 2025 increased $7.9 million as compared to the prior year primarily due to an increase in interest expense related to our new term loan entered into in July 2025.

Income Tax (Benefit) Expense

(in millions)	Years Ended December 31, 2025	2024	Change	% Change
Income tax (benefit) expense	$ (29.2)	$ 3.8	$ (33.0)	(868)%
Effective tax rate	7.4 %	(3.1)%		

Our tax rate is the product of a U.S. federal statutory rate of 21.0% and a blended state statutory tax rate of approximately 3.3%. Certain significant or unusual items are separately recognized during the period in which they occur and can be a source of variability in the effective tax rates from period to period.

Income tax benefit for the year ended December 31, 2025 was $29.2 million and our effective tax rate was 7.4%. Income tax expense for the year ended December 31, 2024 was $3.8 million and our effective tax rate was (3.1)%. For the year ended December 31, 2025, our recognized effective tax rate differs from the U.S. federal statutory rate primarily due to the release of unrecognized tax benefits, recognition of valuation allowances and goodwill impairments. For the year ended December 31, 2024, our recognized effective tax rate differs from the U.S. federal statutory rate primarily due to the recognition of valuation allowances. The unrecognized tax benefits released were primarily related to tax refund claims following the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Following the success of these claims, we remeasured or released the unrecognized benefits resulting in a discrete tax benefit of $29.6 million during the year ended December 31, 2025. Due to our cumulative loss and the exhaustion of future taxable income from the reversal of taxable temporary differences, our estimated annual effective tax rate for the current year includes a valuation allowance against the majority of the current year increase in deferred tax assets, including any tax-deductible loss from the $319.4 million of goodwill and long-lived impairment charges recorded for the year ended December 31, 2025.

Liquidity and Capital Resources

Our primary sources of liquidity are our cash and cash equivalents, our expected cash flows from operations, and, in certain circumstances as discussed below, amounts available for borrowing under our Credit Facility, as defined below. As of December 31, 2025, we had cash and cash equivalents of $149.6 million and our availability under the Credit Facility was $75.0 million. Our capital deployment strategy focuses on use of resources in the key areas of research and development, technology, and investment in partnerships and collaborations. We believe that investing organically through research and development and new product development to support our business strategy provides the best return on invested capital.

On July 31, 2025 (the "Closing Date"), we entered into a Credit Agreement (the "Credit Agreement") with the lenders from time to time party thereto, and OrbiMed Royalty & Credit Opportunities IV, LP., as administrative agent (the "Administrative Agent") and as initial lender. The Credit Agreement consists of a $200.0 million term loan credit facility with an initial term loan of $125.0 million (the "Initial Loan"), which amount was funded on the Closing Date, and delayed draw term loans (the "Delayed Draw Loans" and together with the Initial Loan, the "Loans"), at our election on or prior to June 30, 2027, in a maximum principal amount of $75.0 million (the "Credit Facility"). We incurred debt discounts and issuance costs totaling $9.4 million. These costs are being amortized using the effective interest method.

The proceeds of the Credit Facility were or will be used for our working capital needs and general corporate purposes. Concurrent with the new Credit Facility, we used $60.2 million of the proceeds to repay our previous debt facility, an asset-based revolving credit facility (the “ABL Facility”), in full and terminated the ABL Facility agreement.

The Credit Facility matures on July 31, 2030 (the "Maturity Date"). Loans outstanding under the Credit Facility bear interest at a rate per annum equal to (x) the greater of the one-month Secured Overnight Financing Rate (SOFR) Rate and 2.5% plus (y) an applicable margin of 6.5%. All repayments are subject to the accrued exit fee. Commencing on September 30, 2029, and on the last business day of each fiscal quarter thereafter, we are required to make a scheduled principal payment equal to 2.5% of the unpaid principal amount of the loans outstanding on the fourth anniversary of the Closing Date, together with any applicable exit fee. We may elect to prepay all or a portion of the amounts owed prior to the Maturity Date subject to a repayment premium, in addition to the exit fee. Any undrawn amount of the Delayed Draw Loans bears a fee of 0.5% based on the amount that remains undrawn through June 30, 2027. The interest rate for borrowings under the Credit Agreement as of December 31, 2025 was 10.4%.

The Credit Facility is also subject to customary mandatory prepayments with the proceeds of indebtedness and certain asset sales and casualty events. In addition to the exit fee and repayment premium referenced above, voluntary and mandatory prepayments and all other payments of the Credit Facility must also be accompanied by payment of accrued interest on the principal amount repaid or prepaid. The Credit Facility is also subject to other customary fee arrangements.

Our obligations are guaranteed by certain of our material subsidiaries (the "Credit Facility Guarantors") pursuant to a Guarantee. Our obligations and the Credit Facility Guarantors under the Credit Agreement and Guarantee are secured by substantially all of our assets and the Credit Facility Guarantors under a Pledge and Security Agreement entered into with the Administrative Agent.

The Credit Facility requires us and our subsidiaries, on a consolidated basis, to comply with a minimum trailing twelve-month revenue test as of the end of each month, commencing with the month ending December 31, 2025 at $615.0 million and increasing quarterly to $974.0 million beginning on December 31, 2029 and thereafter. In addition, the Credit Facility contains customary representations and warranties and affirmative and negative covenants, including covenants that limit or restrict us and our subsidiaries' ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. The Credit Facility includes a number of customary events of default, including, among other things, nonpayment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and the occurrence of a change of control. If any event of default occurs (subject, in certain instances, to specified grace periods), the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Credit Facility may become due and payable immediately. As of December 31, 2025, we were in compliance with all covenants under the Credit Agreement.

We believe that our existing capital resources will be sufficient to meet our projected operating requirements for at least the next 12 months. Our available capital resources, however, may be consumed more rapidly than currently expected, or may be insufficient for our business needs for many reasons, including as a result of our operational cash needs or capital expenditures. In addition, we are subject to covenants under our Credit Facility which could limit our ability to incur additional indebtedness or impact our ability to pursue other financing. If we do not generate sufficient cash from operations, if our capital resources are consumed more rapidly than expected, or if we no longer have access to additional funds under our Credit Facility and we are unable to secure additional funds on acceptable terms, or at all, we may be forced to delay, scale back or eliminate some of our sales and marketing efforts, research and development activities, or other operations; or delay development of our tests in an effort to provide sufficient funds to continue our operations. If any of these events occurs, our ability to achieve our development and commercialization goals could be adversely affected.

From time to time, we enter into purchase commitments or other agreements that may materially impact our liquidity position in future periods.

Third-party payors, including state and federal health care programs such as Medicare, managed care organizations, and other private health insurers, are increasingly attempting to contain health care costs by limiting or denying coverage for certain tests and reducing reimbursement rates for both new and existing tests. We have experienced and may continue to experience coverage limitations or denials for many of our products. For example, UnitedHealthcare updated its medical policies for pharmacogenetic testing to no longer provide coverage for certain multi-gene panel pharmacogenetic tests, including our GeneSight test, under its commercial, individual exchange and certain managed Medicaid benefit plans, effective during 2025. The change in UnitedHealthcare coverage has negatively impacted our Mental Health revenue, profitability, and cash flow in 2025 and we expect that these negative impacts will continue into future periods.

The following table represents the balances of cash and cash equivalents as of the dates set forth in the table below:

(in millions)	December 31, 2025		December 31, 2024		Change	
Cash and cash equivalents	$	149.6	$	102.4	$	47.2

The increase in cash and cash equivalents as of December 31, 2025 as compared to December 31, 2024 was primarily driven by a net increase in cash proceeds from borrowings of $75.9 million partially offset by $27.4 million in cash used for capital expenditures including the capitalization of internal-use software.

The following table represents the Consolidated Cash Flow Statement for the periods presented:

	Twelve Months Ended December 31,					
(in millions)	2025		2024		Change	
Cash flows provided by (used in) operating activities	$	1.8	$	(8.7)	$	10.5
Cash flows used in investing activities		(27.4)		(11.9)		(15.5)
Cash flows provided by (used in) financing activities		64.2		(7.4)		71.6
Effect of foreign exchange rates on cash, cash equivalents, and restricted cash		0.8		(1.0)		1.8
Net increase (decrease) in cash, cash equivalents, and restricted cash		39.4		(29.0)		68.4
Cash, cash equivalents, and restricted cash at the beginning of the period		111.9		140.9		(29.0)
Cash, cash equivalents, and restricted cash at the end of the period	$	151.3	$	111.9	$	39.4

Cash Flows from Operating Activities

Our cash flows from operating activities increased $10.5 million for the twelve months ended December 31, 2025 compared to the prior year. The change in cash provided by operating activities was primarily driven by changes in working capital.

Cash Flows from Investing Activities

We used $15.5 million more cash for investing activities for the twelve months ended December 31, 2025 compared to the prior year. In fiscal year 2024, we had cash inflows from the maturities of investments and the sale of our EndoPredict business, which did not occur in 2025.

Cash Flows from Financing Activities

Cash flows from financing activities increased $71.6 million for the twelve months ended December 31, 2025 compared to the prior year, primarily due to an increase of cash proceeds from our new Credit Facility, partially offset by the repayment of our prior ABL Facility, debt issuance costs related to the term loan, and release of cash held in escrow.

Effects of Inflation

Inflation has not had a material impact on our results of operations or financial position for the periods presented. While we have experienced general cost increases consistent with broader inflationary trends, these increases have not significantly affected our operating results. If inflation were to increase, it may negatively impact our profitability and may adversely affect our business, financial condition and results of operations. In addition, higher inflationary pressures may contribute to higher interest rates, which could increase our borrowing costs or affect the terms and availability of future financing. Furthermore, to the extent tariffs imposed by the United States affect our costs, we may not be able to pass on any portion of the cost increase to our customers.

Critical Accounting Estimates

Critical accounting estimates are those policies which are both important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting estimates are as follows:

- revenue recognition;
- goodwill;
- intangible assets; and
- income taxes.

Revenue Recognition. Revenue is recognized when, or as, performance obligations under the terms of a contract are satisfied, which occurs when control of the promised products or services is transferred to a customer. We exclude sales, use, value-added, and other taxes we collect on behalf of third parties from revenue. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products or services to a customer.

We generate revenue primarily by performing genetic testing. Control is transferred, and revenue is recognized, once test results are released to the healthcare provider and/or patient. Revenue from the sale of tests is recorded at the estimated transaction price. We have the right to bill our customers upon the completion of performance obligations and thus do not record contract assets.

Significant judgments are required in determining the transaction price in connection with satisfying performance obligations under the revenue standard. In determining the transaction price, we include an estimate of the expected amount of consideration to be received. We apply this method consistently for similar contracts when estimating the effect of any uncertainty on an amount of variable consideration to which it will be entitled. An estimate of transaction price does not include any estimated amount of variable consideration that is constrained. In addition, we consider all the information (historical, current, and forecast) that is reasonably available in determining the estimate of transaction price. We have significant experience with historical discount patterns and we use this experience to estimate transaction prices.

The estimate of revenue is affected by, among other factors, assumptions for changes in payor mix, payor collections, current customer contractual requirements, experience with collections from third-party payors, and changes in medical policies. When assessing the total consideration for insurance carriers and patients, revenue is further constrained for estimated refunds. We reserve certain amounts in Accrued liabilities in the Consolidated Balance Sheets in anticipation of requests for refunds of payments made previously by insurance carriers, which are accounted for as reductions in Revenue in the Consolidated Statements of Operations and Comprehensive Loss.

Cash collections for certain tests delivered may differ from estimated rates due to changes in the estimated transaction price for contractual adjustments, obtaining updated information from payors and patients that was unknown at the time the performance obligation was met, settlements with third-party payors, or as a result of third-party payors disputing our bills or denying payment for tests that we have performed, among other reasons. As a result of this new information, we update our estimate of the amounts to be recognized for previously delivered tests.

Goodwill. We test goodwill for impairment by reporting unit on an annual basis and in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that are considered include business climate and market conditions, legal factors, operating performance indicators and competition. Impairment of goodwill is evaluated on a qualitative basis before calculating the fair value of the reporting unit. If the qualitative assessment suggests that impairment is more likely than not, a quantitative impairment analysis is performed. The quantitative analysis involves comparison of the fair value of a reporting unit with its carrying amount. The valuation of a reporting unit requires judgment in estimating future cash flows, discount rates, residual growth rates and other factors. In making these judgments, we evaluate the financial health of our business, including such factors as industry performance, market saturation and opportunity, changes in technology and operating cash flows, and other relevant entity-specific events. Goodwill impairment testing requires us to make a number of assumptions and estimates concerning future levels of revenue growth, operating margins, and other financial assumptions, which are based upon our long-term plan. The discount rate is an estimate of the overall after-tax rate of return required by a market participant whose weighted average cost of capital includes both debt and equity, including a risk premium. While we use the best available information to prepare our cash flows and discount rate assumptions, actual future cash flows and/or market conditions could differ significantly resulting in future impairment charges related to recorded goodwill balances. While changes in assumptions will occur to reflect changing business and market conditions, our overall methodology used has remained unchanged. Changes in our forecasts or decreases in the value of our common stock could cause book value of reporting units to exceed their fair values. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. If an event occurs that would cause a revision to the estimates and assumptions used in analyzing the value of the goodwill, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

During the quarter ended June 30, 2025, we identified a triggering event had occurred based on a sustained decline in our market capitalization, due in part to downward revisions to the Company's forecasts, which resulted in us performing quantitative goodwill impairment testing on all of our reporting units. The quantitative assessments performed during the quarter ended June 30, 2025, resulted in a total goodwill impairment charge of $234.7 million, which includes impairment charges of $143.5 million and $91.2 million related to our Women's Health and Mental Health (formerly referred to as the Pharmacogenomics) reporting units, respectively, which are included in Goodwill and long-lived asset impairment charges in the Consolidated Statements of Operations.

We measured the fair value of the Mental Health and Women's Health reporting units utilizing the market approach and the discounted cash flow method under the income approach. The income approach considered projected revenue and profitability associated with each reporting unit and a discount rate reflective of the risk-adjusted cost of capital of 17.0% and 16.0% for the Mental Health and Women's Health reporting units, respectively.

We measured the fair value of the International reporting unit utilizing the market approach and the discounted cash flow method under the income approach. The income approach considered projected revenue and profitability associated with the reporting unit and a discount rate reflective of the risk-adjusted cost of capital of 16.0%. The resulting fair value of the International reporting unit exceeded its carrying value by 145.7%.

Additionally, we corroborated the reasonableness of the estimated reporting unit fair values by reconciling them to our enterprise value and market capitalization as of May 2025.

Considerable management judgment is necessary to estimate expected future cash flows for our reporting units, including evaluating the impact of operational and external economic factors on our future cash flows, all of which are subject to uncertainty. The assumptions and estimates used in determining the fair value of our reporting units involve significant elements of subjective judgment and analysis by management. Certain future events and circumstances, including a higher cost of capital or a decline in actual and expected revenues or profitability, among others, could result in changes to these assumptions and judgments. A revision of these estimates and assumptions could cause the fair values of the reporting units to fall below their respective carrying values, resulting in impairment charges, which could have a material adverse effect on our results of operations. We will continue to monitor our reporting units for any triggering events or other signs of impairment which could result in impairment charges in the future.

We qualitatively evaluated our reporting units for impairment for our annual goodwill impairment testing in October 2025. The factors that are considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, revenue growth rates, current and expected financial performance, other factors that would have a negative effect on earnings and cash flows, and other relevant entity-specific events and information. Significant judgment is required in assessing the weight of the qualitative factors. We noted no indicators of impairment during our annual testing. The remaining goodwill balance as of December 31, 2025 of $51.6 million consists of $29.8 million for the Mental Health, $17.3 million for the International and $4.5 million for the Women's Health reporting units.

Intangible Assets. Intangible assets are initially recorded at their acquisition date fair value and are subsequently amortized over their useful lives. We review our intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

During the second quarter ended June 30, 2025, we identified an impairment triggering event had occurred based on a sustained decline in our market capitalization, due in part to downward revisions to the Company's forecasts. We performed the recoverability test by comparing the carrying value of certain of our asset groups to their estimated undiscounted future cash flows. The analysis indicated that the carrying value exceeded the recoverable amount for certain of our asset groups, requiring us to determine the fair value of those groups. The fair value of our Mental Health developed technology intangible asset was determined using a discounted cash flow model. The approach considered projected revenue, profitability associated with the developed technology, a discount rate reflective of the risk-adjusted cost of capital of 17% and the expected remaining useful life of the developed technology. As the carrying value for the developed technology intangible asset exceeded the relative fair value, we recognized impairment charges of $71.8 million during the second quarter ended June 30, 2025, which is included in Goodwill and long-lived asset impairment charges in the Consolidated Statements of Operations. The net book value of the developed technology was $11.2 million as of December 31, 2025.

The fair value of the intangible assets recognized from our acquisition of Gateway Genomics, LLC, or Gateway, including developed technology, trademark and customer relationship intangible assets, was determined using a discounted cash flow model and relief from royalty models. The primary assumptions used in the discounted cash flow model included projected revenue and profitability associated with the developed technology based on management's forecast and a discount rate reflective of the risk-adjusted cost of capital of 16%. The primary assumptions used in the relief from royalty models were projected revenue and royalty rates. As the carrying value of each of the intangible assets exceeded the relative fair value, we recognized a total impairment charge of $10.2 million associated with the asset group during the year ended December 31, 2025, which is included in Goodwill and long-lived asset impairment charges in the Consolidated Statements of Operations. The net book value of the Gateway intangible assets is immaterial as of December 31, 2025.

The assumptions and estimates used in determining the fair value of our intangible assets involve significant elements of subjective judgment and analysis by management. Certain future events and circumstances, including higher cost of capital or a decline in actual and expected revenues or profitability, could result in changes to these assumptions and judgments. A revision of these estimates and assumptions could cause the fair values of the intangible assets to fall below their respective carrying values, resulting in impairment charges, which could have a material adverse effect on our results of operations. We will continue to monitor our intangible assets for any triggering events or other signs of impairment, which could result in impairment charges in the future.

Income Taxes.   Our income tax provision is based on income before taxes and is computed using the liability method in accordance with Accounting Standards Codification 740 – *Income Taxes*. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates projected to be in effect for the year in which the differences are expected to reverse. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations, or the expected results from any future tax examinations. Various internal and external factors may have favorable or unfavorable effects on our future provision for income taxes. Those factors include, but are not limited to, changes in tax laws, regulations and/or rates, the results of any future tax examinations, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, past levels of research and development spending, acquisitions, changes in our corporate structure, and changes in overall levels of income before taxes all of which may result in periodic revisions to our provision for income taxes.

Developing our provision for income taxes, including our effective tax rate and analysis of potential uncertain tax positions, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowance we deem necessary to offset deferred tax assets. Our judgment and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our uncertain income tax positions in our Consolidated Financial Statements, an adverse determination by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Interest and penalties on income tax items are included as a component of overall income tax expense.

Recent Accounting Pronouncements

See Note 1–*Organization and Summary of Significant Accounting Policies* in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates and foreign currency exchange risks.

We have been and may continue to be exposed to fluctuations in foreign currencies with regard to certain agreements with service providers. While our expenses are predominantly denominated in U.S. dollars, approximately 7% of our revenues for the twelve months ended December 31, 2025 are denominated in other currencies, primarily in Japanese yen. A hypothetical 10% change in the value of the Japanese yen relative to the U.S. dollar would result in a 1% change in our revenues. We do not currently utilize hedging strategies to mitigate foreign currency risk.

We are exposed to interest rate risk primarily through borrowings under our Credit Facility. Our Credit Facility has a variable interest rate based on the Secured Overnight Financing Rate (SOFR). An incremental change in the borrowing rate of 100 basis points would increase or decrease our annual interest expense by $1.3 million based on the Credit Facility balance of $125 million.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

MYRIAD GENETICS, INC.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myriad Genetics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue

Description of the Matter	During the year ended December 31, 2025, the Company's revenue was $824.5 million. As discussed in Note 1 of the consolidated financial statements, management estimates the expected amount of consideration to be received as revenue and revenue is recognized when the performance obligation is complete. Auditing the measurement of the Company's revenue was complex and judgmental due to the significant estimation required in determining the amount that will be collected for each test. In particular, the estimate of revenue is affected by assumptions related to payors such as changes in payor mix, historical and current payment trends and other changes in payor behavior.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the risks of material misstatement relating to the measurement of revenue related to tests performed. Our procedures included testing controls over management's review of the significant assumptions and inputs used in calculating the estimated amounts to be collected for tests performed. We also tested controls used by management to evaluate the current and historical data used in making the estimates for completeness and accuracy.
	Our audit procedures over the Company's revenue included, among others, assessing the methodologies used to estimate consideration expected to be received for tests performed and testing the significant assumptions and the underlying data used by the Company in its analysis. We assessed the reasonableness of adjustments to estimates of future cash collections as a result of changes in historical and current collection trends and changes in payor behavior. Additionally, we tested management's supporting calculations. We also performed an evaluation of actual cash collections versus expectations to assess the accuracy of prior estimates.

Goodwill Impairment Assessment – Women's Health and Mental Health Reporting Units

Description of the Matter	As described in Notes 1 and 4 to the consolidated financial statements, the Company performs an annual goodwill impairment assessment as of the first day of the fourth quarter, or more frequently if indicators of impairment are present or circumstances suggest that impairment may exist. The Company's consolidated goodwill balance was $51.6 million as of December 31, 2025, and the goodwill allocated to the Women's Health and Mental Health reporting units was $4.5 million and $29.8 million, respectively.
	In the second quarter of 2025, primarily due to sustained declines in the Company's share price, management performed an interim quantitative goodwill impairment assessment. This assessment involved the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the reporting units, the Company used a combination of an income approach (discounted cash flow model) and a market approach (multiples of revenue derived from guideline public companies). The fair value estimates required the Company to make several business and valuation assumptions and estimates, including, but not limited to, those related to the discount rates. Changes in the discount rates could have a material effect on either the reporting units' fair values, the amount of any goodwill impairment charge, or both. The Company determined that the Women's Health and Mental Health reporting units' carrying values exceeded their respective fair values, resulting in a goodwill impairment charge of $234.7 million.
	Auditing the discount rates used in the Company's interim quantitative goodwill impairment assessment specific to the Women's Health and Mental Health reporting units was complex because it required a high degree of auditor judgement and an increased extent of effort, including the need to involve professionals with specialized skill and knowledge.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's interim goodwill impairment assessment review process, including the determination of the discount rates used in the discounted cash flow models to estimate the fair value of each reporting unit.
	To test the reasonableness of the discount rates used in estimating the fair values of the Company's reporting units, we performed audit procedures with the assistance of professionals with specialized skill and knowledge that included sensitivity analyses, testing applicable source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculations, and developing independent estimates which were compared to the discount rates selected by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Salt Lake City, Utah
February 24, 2026

MYRIAD GENETICS, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
(in millions, except per share amounts)

		December 31,		
		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	149.6	$	102.4
Trade accounts receivable		115.3		121.2
Inventory		30.6		27.5
Prepaid taxes		12.0		16.4
Prepaid expenses and other current assets		25.1		30.5
Total current assets		332.6		298.0
Operating lease right-of-use assets		49.4		55.0
Property, plant and equipment, net		114.0		117.4
Intangible assets, net		153.4		262.4
Goodwill		51.6		286.3
Other assets		5.6		8.5
Total assets	$	706.6	$	1,027.6
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	30.0	$	32.3
Accrued liabilities		96.9		119.0
Current maturities of operating lease liabilities		6.9		12.8
Total current liabilities		133.8		164.1
Unrecognized tax benefits		0.2		32.7
Long-term debt		119.9		39.6
Noncurrent operating lease liabilities		83.0		87.9
Other long-term liabilities		1.7		2.2
Total liabilities		338.6		326.5
Commitments and contingencies				
Stockholders' equity:				
Common stock, $0.01 par value, 93.5 and 91.3 shares outstanding at December 31, 2025, and 2024, respectively		0.9		0.9
Additional paid-in capital		1,489.0		1,457.8
Accumulated other comprehensive income (loss)		0.8		(0.8)
Accumulated deficit		(1,122.7)		(756.8)
Total stockholders' equity		368.0		701.1
Total liabilities and stockholders' equity	$	706.6	$	1,027.6

See accompanying notes to consolidated financial statements.

MYRIAD GENETICS, INC.
AND SUBSIDIARIES
Consolidated Statements of Operations
(in millions, except per share amounts)

		Years Ended December 31,				
		2025		2024		2023
Revenue	$	824.5	$	837.6	$	753.2
Cost of revenue		247.9		252.2		236.2
Gross profit		576.6		585.4		517.0
Operating expenses:						
Research and development expense		106.8		113.4		88.7
Sales and marketing expense		280.8		284.1		289.2
General and administrative expense		256.8		275.9		283.7
Legal settlements		—		(21.3)		112.8
Goodwill and long-lived asset impairment charges		319.4		56.8		—
Total operating expenses		963.8		708.9		774.4
Operating loss		(387.2)		(123.5)		(257.4)
Other income (expense):						
Interest income		1.8		1.7		2.5
Interest expense		(10.5)		(2.8)		(2.9)
Other		0.8		1.1		(4.4)
Total other expense		(7.9)		—		(4.8)
Loss before income tax		(395.1)		(123.5)		(262.2)
Income tax (benefit) expense		(29.2)		3.8		1.1
Net loss	$	(365.9)	$	(127.3)	$	(263.3)
Net loss per share:						
Basic and diluted	$	(3.95)	$	(1.41)	$	(3.18)
Weighted average shares outstanding:						
Basic and diluted		92.6		90.6		82.8

See accompanying notes to consolidated financial statements.

MYRIAD GENETICS, INC.
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(in millions)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net loss attributable to Myriad Genetics, Inc. stockholders	$ (365.9)	$ (127.3)	$ (263.3)
Change in unrealized loss on available-for-sale debt securities, net of tax	—	0.1	1.2
Change in foreign currency translation adjustment, net of tax	0.8	(3.0)	2.1
Reclassification adjustments for losses included in net loss, net of tax	—	—	1.5
Reclassification of cumulative translation adjustment to income upon sale or liquidation of certain foreign entities, net of tax	0.8	5.8	0.4
Comprehensive loss	$ (364.3)	$ (124.4)	$ (258.1)

See accompanying notes to consolidated financial statements.

MYRIAD GENETICS, INC.
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(in millions)

	Common stock		Additional paid-in capital		Accumulated other comprehensive income (loss)		Accumulated deficit		Myriad Genetics, Inc. Stockholders' equity
BALANCES AT DECEMBER 31, 2022	$	0.8	$	1,260.1	$	(8.9)	$	(366.2)	$	885.8
Issuance of common stock under stock-based compensation plans, net of shares exchanged for withholding tax		—		(2.8)		—		—		(2.8)
Issuance of common stock for public offering, net		0.1		117.5		—		—		117.6
Stock-based compensation expense		—		40.7		—		—		40.7
Net loss		—		—		—		(263.3)		(263.3)
Other comprehensive income, net of tax		—		—		5.2		—		5.2
BALANCES AT DECEMBER 31, 2023	$	0.9	$	1,415.5	$	(3.7)	$	(629.5)	$	783.2
Issuance of common stock under stock-based compensation plans, net of shares exchanged for withholding tax		—		(7.5)		—		—		(7.5)
Stock-based compensation expense		—		49.8		—		—		49.8
Net loss		—		—		—		(127.3)		(127.3)
Other comprehensive income, net of tax		—		—		2.9		—		2.9
BALANCES AT DECEMBER 31, 2024	$	0.9	$	1,457.8	$	(0.8)	$	(756.8)	$	701.1
Issuance of common stock under stock-based compensation plans, net of shares exchanged for withholding tax		—		(4.0)		—		—		(4.0)
Stock-based compensation expense		—		35.2		—		—		35.2
Net loss		—		—		—		(365.9)		(365.9)
Other comprehensive income, net of tax		—		—		1.6		—		1.6
BALANCES AT DECEMBER 31, 2025	$	0.9	$	1,489.0	$	0.8	$	(1,122.7)	$	368.0

See accompanying notes to consolidated financial statements.

MYRIAD GENETICS, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in millions)

		Years Ended December 31,	
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (365.9)	$ (127.3)	$ (263.3)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	53.7	61.2	61.9
Non-cash lease expense	7.7	9.5	11.3
Stock-based compensation expense	35.2	49.8	40.7
Deferred income taxes	0.1	(2.8)	(4.0)
Unrecognized tax benefits	(32.5)	2.5	3.4
Impairment of goodwill and long-lived assets	319.4	56.6	—
(Gain) loss on termination of lease	—	(3.1)	7.7
Gain on acquisition	—	(2.2)	—
Other non-cash adjustments	3.4	1.5	4.4
Changes in assets and liabilities:			
Prepaid expenses and other current assets	0.2	(3.7)	0.2
Trade accounts receivable	6.2	(8.7)	(12.5)
Inventory	(3.2)	(6.2)	(1.8)
Prepaid taxes	4.4	0.5	0.7
Other assets	2.0	—	0.6
Tenant improvement allowance received	—	—	16.3
Accounts payable	(1.4)	4.7	(3.7)
Accrued liabilities	(27.5)	(41.0)	27.2
Net cash provided by (used in) operating activities	1.8	(8.7)	(110.9)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(15.6)	(19.0)	(63.2)
Capitalization of intangible assets	(11.8)	(10.7)	(10.1)
Proceeds from the sale of business, net cash sold	—	8.8	—
Proceeds from maturities and sales of marketable investment securities	—	9.0	105.2
Net cash (used in) provided by investing activities	(27.4)	(11.9)	31.9
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from common stock issued under stock-based compensation plans	3.3	5.9	6.0
Payment of tax withheld for common stock issued under stock-based compensation plans	(7.3)	(13.4)	(8.8)
Proceeds from underwritten public offering, net of costs and discounts	—	—	117.6
Proceeds from revolving credit facility	40.0	120.0	80.0
Repayment of revolving credit facility	(80.5)	(119.5)	(40.0)
Proceeds from the issuance of secured long-term credit facility	125.0	—	—
Fees associated with the issuance of secured long-term credit facility	(8.6)	—	—
Fees associated with issuance and refinancing of revolving credit facility	—	—	(1.7)
Release of cash held in escrow	(7.5)	—	—
Other financing activities	(0.2)	(0.4)	(0.2)
Net cash provided by (used in) financing activities	64.2	(7.4)	152.9
Effect of foreign exchange rates on cash, cash equivalents, and restricted cash	0.8	(1.0)	0.6
Net increase (decrease) in cash, cash equivalents, and restricted cash	39.4	(29.0)	74.5
Cash, cash equivalents, and restricted cash at beginning of the period	111.9	140.9	66.4
Cash, cash equivalents, and restricted cash at end of the period	$ 151.3	$ 111.9	$ 140.9

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

Myriad Genetics, Inc. (together with its subsidiaries, the "Company" or "Myriad") is a leading molecular diagnostics and precision medicine company committed to advancing health and well-being for all. Myriad develops and commercializes molecular tests that help patients and providers uncover genetic insights. Myriad tests assess the risk of developing disease or disease progression and guide treatment decisions across medical specialties where molecular insights can significantly improve patient care, support earlier detection, enable more precise treatment and contribute to lowering health care costs. The Company's principal executive office is located in Salt Lake City, Utah.

The accompanying consolidated financial statements for the Company have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for financial information and pursuant to the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). All intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of normal and recurring accruals) necessary to present fairly all financial statements in accordance with GAAP.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue recognition estimates for the average expected reimbursement per test, valuation allowances for deferred income tax assets, our incremental borrowing rates used to calculate our lease balances, stock-based compensation, and impairment analysis of goodwill and long-lived assets. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassifications have no impact on the total assets, total liabilities, stockholders' equity, or cash flows from operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to loss by placing its cash in financial institutions with high credit ratings. The Company's cash consists of deposits held with banks that generally exceed federally insured limits of $250,000 per customer. Substantially all of the Company's accounts receivable are with companies in the healthcare industry, U.S. and state governmental agencies, and individuals. The Company does not believe that receivables due from U.S. and state governmental agencies, such as Medicare, represent a credit risk since the related health care programs are funded by the U.S. and state governments. The Company does not require collateral from its customers.

The Company has one payor, Medicare, that represents greater than 10% of its revenues. Revenues received from Medicare represented approximately 13%, 12%, and 12% of total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. Concentrations of credit risk are mitigated due to the number of the Company's customers as well as their dispersion across many geographic regions. The Company has one payor that accounted for more than 10% of accounts receivable at December 31, 2025 and 2024. The balance of accounts receivable from the payor represented 13% and 18% of the total accounts receivable balance as of December 31, 2025 and 2024, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and money market deposits with financial institutions.

Restricted Cash

In certain circumstances, the Company is required to maintain cash deposits with certain banks with respect to contractual or other legal obligations, and therefore the use of these cash deposits for general operational purposes is restricted. Restricted cash is classified as current or noncurrent on the Consolidated Balance Sheets based on the nature and timing of the underlying restriction.

Restricted cash is excluded from Cash and cash equivalents and is presented in Prepaid expenses and other current assets on the Consolidated Balance Sheets. For purposes of the Consolidated Statements of Cash Flows, changes in restricted cash are included in total cash, cash equivalents, and restricted cash. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported on the Consolidated Balance Sheets that agrees to the amounts included in the Consolidated Statement of Cash Flows.

	December 31,		
(in millions)	**2025**	**2024**	**2023**
Cash and cash equivalents	$ 149.6	$ 102.4	$ 132.1
Restricted cash	1.7	9.5	8.8
Total cash, cash equivalents, and restricted cash	$ 151.3	$ 111.9	$ 140.9

Inventory

Inventories consist of supplies such as reagents, plates, and testing kits, which are consumed when providing test results, and therefore the Company does not maintain finished goods inventory. Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in first-out basis.

The Company evaluates its inventories for excess quantities and obsolescence. Inventories that are considered excess or obsolete are expensed. In order to assess the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels.

Trade Accounts Receivable

Trade accounts receivable represents estimated receivables from customers for revenue recognized related to the Company's tests.

Property, Plant and Equipment

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives of three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the associated lease terms, which range from three to 15 years. Repairs and maintenance costs are charged to expense as incurred.

Leases

The Company acts as the lessee in its lease agreements, which primarily include operating leases for corporate offices, laboratory space, warehouse space, and office equipment.

The Company determines whether an arrangement is, or contains, a lease at inception and whether the lease should be classified as a finance or operating lease. For all leases, the Company records the present value of lease payments as right-of-use ("ROU") assets and lease liabilities on the Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments based on the present value of lease payments over the lease term. Classification of lease liabilities as either current or non-current is based on the expected timing of payments due under the Company's obligations.

As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also consists of any lease incentives received. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The leases have remaining lease terms of one year to 13 years, some of which include options to extend the lease term for up to 10 years.

The Company has taken advantage of certain practical expedients offered to registrants at adoption of Accounting Standards Codification ("ASC") 842, *Leases*. Lease expense for leases with a term of 12 months or less is recognized on a straight-line basis and is not included in the recognized ROU assets and lease liabilities. Further, as a practical expedient, all lease contracts are accounted for as one single lease component, as opposed to separating lease and non-lease components to allocate the consideration within a single lease contract.

Operating leases are included in Operating lease right-of-use assets, Current maturities of operating lease liabilities, and Noncurrent operating lease liabilities in the Consolidated Balance Sheets. Finance leases are included in Other assets, Accrued liabilities, and Other long-term liabilities in the Consolidated Balance Sheets.

Intangible Assets

Intangible assets are primarily comprised of acquired licenses and technology. Acquired intangible assets are recorded at fair value and amortized over the shorter of the contractual life or the estimated useful life. The Company capitalizes certain costs incurred to develop internal-use software. Implementation and development costs for internal-use software are capitalized as part of Intangible assets in the Consolidated Balance Sheets. After the implementation of the internal-use software, the capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the post implementation stage of the project are expensed as incurred. As of December 31, 2025 and 2024, the Company had unamortized internal-use software costs of $25.1 million and $22.7 million, respectively. For the years ended December 31, 2025, 2024, and 2023, amortization expense for these capitalized software costs was immaterial.

Other Long-Lived Assets

The Company continually reviews and monitors long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company performs a recoverability test by comparing the estimated undiscounted future cash flows expected to be generated by the asset or asset group to its carrying amount. If the carrying amount of an asset or asset group exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

Goodwill is tested for impairment by reporting unit on an annual basis as of October 1 and in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that are considered include business climate and market conditions, legal factors, operating performance indicators, and competition. Impairment of goodwill is first assessed using a qualitative approach. If the qualitative assessment suggests that impairment is more likely than not, a quantitative analysis is performed. The quantitative analysis involves a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. If an event occurs that would cause a revision to the estimates and assumptions used in analyzing the value of the goodwill, the revision could result in a non-cash impairment charge that could have a material impact on the financial results.

Revenue Recognition

The Company primarily generates revenue by performing molecular testing, primarily derived from the following categories of products: Hereditary Cancer (MyRisk and BRACAnalysis CDx), Tumor Profiling (MyChoice CDx, Prolaris, Precise Tumor, and EndoPredict), Prenatal (Foresight, Prequel, FirstGene and SneakPeek), and Mental Health (GeneSight). Revenue is recorded at the estimated transaction price. Control is transferred, and revenue is recognized, once test results are released to the healthcare provider and/or patient.

The following table presents details regarding the composition of the Company's total revenue by product type for the years ended December 31, 2025, 2024, and 2023:

		Years Ended December 31,				
(In millions)		**2025**		**2024**		**2023**
Hereditary Cancer	$	372.4	$	364.5	$	327.8
Tumor Profiling		121.7		125.8		135.6
Prenatal		186.3		177.1		151.3
Mental Health		144.1		170.2		138.5
Total revenue	$	824.5	$	837.6	$	753.2

In addition, the following tables reconcile revenue by geographical region, either U.S. or rest of world ("RoW"), to total revenue:

		Years Ended December 31,								
	2025			**2024**			**2023**			
(in millions)	**U.S.**	**RoW**	**Total**	**U.S.**	**RoW**	**Total**	**U.S.**	**RoW**	**Total**
Hereditary Cancer	$ 327.8	$ 44.6	$ 372.4	$ 318.6	$ 45.9	$ 364.5	$ 280.5	$ 47.3	$ 327.8
Tumor Profiling	109.8	11.9	121.7	104.2	21.6	125.8	102.1	33.5	135.6
Prenatal	186.3	—	186.3	176.5	0.6	177.1	150.6	0.7	151.3
Mental Health	144.1	—	144.1	170.2	—	170.2	138.5	—	138.5
Total revenue	$ 768.0	$ 56.5	$ 824.5	$ 769.5	$ 68.1	$ 837.6	$ 671.7	$ 81.5	$ 753.2

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company performs its obligation under a contract with a customer by processing tests and releasing the test results to customers, in exchange for consideration from the customer. The Company has the right to bill its customers upon the completion of performance obligations and thus does not record contract assets.

In accordance with ASC 606, the Company has elected not to disclose the aggregate amount of the transaction price allocated to remaining performance obligations for its contracts that are one year or less, as the revenue is expected to be recognized within the next year. Furthermore, the Company has elected not to disclose the aggregate amount of the transaction price allocated to remaining performance obligations for its agreements wherein the Company's right to payment is in an amount that directly corresponds with the value of the Company's performance to date.

In determining the transaction price, the Company includes an estimate of the expected amount of consideration to be received. The Company applies this method consistently for similar contracts when estimating the effect of any uncertainty on an amount of variable consideration to which it will be entitled. An estimate of transaction price does not include any estimated amount of variable consideration that is constrained. In addition, the Company considers all the information (historical, current, and forecast) that is reasonably available to identify possible consideration amounts. The Company also has significant experience with historical discount patterns and uses this experience to estimate transaction prices.

The estimate of revenue is affected by, among other factors, assumptions for changes in payor mix, payor collections, current customer contractual requirements, experience with collections from third-party payors, and changes in medical policies. When assessing the total consideration for insurance carriers and patients, revenues are further constrained for estimated refunds. The Company reserves certain amounts in Accrued liabilities in the Consolidated Balance Sheets in anticipation of requests for refunds of payments made previously by insurance carriers, which are accounted for as reductions in revenue in the Consolidated Statements of Operations and Comprehensive Loss.

Cash collections for certain tests delivered may differ from rates estimated due to changes in the estimated transaction price for contractual adjustments, obtaining updated information from payors and patients that was unknown at the time the performance obligation was met, settlements with third-party payors, or as a result of third-party payors disputing our bills or denying payment for tests that we have performed, among other reasons. As a result of this new information, the Company updates its estimate of the amounts to be recognized for previously delivered tests. For the year ended December 31, 2025, revenue for tests in which the performance obligation was met in a prior period was immaterial. For the year ended December 31, 2024, the Company recognized $21.5 million in revenue for tests in which the performance obligation of delivering the test results was met in prior periods, including $3.0 million in revenue in the first quarter of 2024 due to a retroactive coverage change by a payor for one of its prenatal products. For the year ended December 31, 2023, the Company recognized $7.2 million in revenue for tests in which the performance obligation of delivering the test results was met in prior periods. The changes for all periods presented were primarily driven by changes in the estimated transaction price.

In accordance with ASC 606, the Company has elected to exclude from the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer for sales tax, value added tax, and certain other taxes.

The Company applies the practical expedient related to costs to obtain or fulfill a contract since the amortization period for such costs will be one year or less. Accordingly, no costs incurred to obtain or fulfill a contract have been capitalized.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $10.1 million, $10.3 million, and $8.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Stock-based Payment Expense

We recognize the fair value compensation cost relating to stock-based payment transactions in accordance with ASC 718, *Compensation – Stock Compensation* ("ASC 718"). Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the employee's requisite service period, which is generally the vesting period. Compensation cost for awards with only service conditions are recognized on a straight-line basis over the requisite service period. The fair value of restricted stock units ("RSUs") and performance restricted stock units ("PSUs") that do not have market conditions is based on the number of shares granted and the quoted price of the Company's common stock on the grant date. The fair value of PSU awards that have market conditions is determined using the Monte Carlo Method. For PSUs, the Company estimates the likelihood of achievement of the performance conditions at the end of each period. Forfeitures are recognized as a reduction of compensation expense in earnings in the period in which they occur. The fair value of shares issued under the Company's Employee Stock Purchase Plan is calculated using the Black-Scholes option-pricing model, based on assumptions including the risk-free interest rate, expected life, expected dividend yield and expected volatility. The average risk-free interest rate is determined using the U.S. Treasury rate. We determine the expected life based on the offering period of the Employee Stock Purchase Plan. The expected volatility is determined using the weighted average of daily historical volatility of the price of the Company's common stock.

Income Taxes

The Company recognizes income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes, including the effective tax rate and analysis of potential tax exposure items requires significant judgment and expertise in federal, state, and foreign income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to recognize deferred tax assets at an amount that is more likely than not to be realized. The Company's filings, including the positions taken therein, are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in the Consolidated Financial Statements, adverse determinations by these taxing authorities could have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

Earnings Per Share

Basic earnings per share ("EPS") is computed based on the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed based on the weighted-average number of shares of common stock, including the dilutive effect of common stock equivalents, outstanding.

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Denominator:			
Weighted-average shares outstanding used to compute basic EPS	92.6	90.6	82.8
Effect of dilutive stock options and RSUs	—	—	—
Weighted-average shares outstanding and dilutive securities used to compute diluted EPS	92.6	90.6	82.8

Certain outstanding options and RSUs were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive. These potential dilutive shares of common stock, which may be dilutive to future diluted earnings per share, are as follows:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Anti-dilutive options and RSUs excluded from EPS computation	7.8	6.0	5.1

Recent Accounting Pronouncements

Recently Adopted Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 amends ASC 740, *Income Taxes* to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See Note 9. Income Taxes for additional information.

Standards Effective in Future Years and Not Yet Adopted

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*. The guidance in ASU 2025-07 refines the scope of derivative accounting under ASC 815 by expanding an existing scope exception to exclude certain non-exchange traded contracts with underlyings based on the operations or activities of one of the contract parties from derivative classification. The ASU also provides guidance under Topic 606 on the accounting for share-based noncash consideration received from a customer in a revenue contract, including measurement and timing considerations. ASU 2025-07 is effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-07.

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40, *Internal-Use Software Accounting & Capitalization*. ASU 2025-06 makes targeted improvements to ASC 350-40 by changing the cost capitalization threshold, eliminating accounting consideration of software project development stages and enhancing the guidance around the "probable-to-complete" threshold. It also modifies the website development costs guidance by eliminating Subtopic 350-50 and relocating any remaining relevant guidance into Subtopic 350-40. ASU 2025-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-06.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

2.   FAIR VALUE MEASUREMENTS

The fair value of the Company's financial instruments reflects the amounts that the Company estimates it will receive in connection with the sale of an asset or pay in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—unobservable inputs.

The carrying amounts of certain financial instruments—including Cash and cash equivalents, Trade accounts receivable, Accounts payable, and Accrued expenses—approximate their fair values due to their short-term maturities. Additionally, the carrying value of the Company's Long-term debt as of December 31, 2025, approximates its fair value as the debt's floating interest rate is consistent with prevailing market rates. The Company's fair value measurements related to impairment testing for goodwill and certain intangible assets were determined using Level 3 unobservable inputs; see Note 4. Goodwill and Intangible assets for further discussion.

3.   PROPERTY, PLANT AND EQUIPMENT, NET

The property, plant and equipment were as follows:

	December 31,	
(in millions)	2025	2024
Leasehold improvements	$ 80.4	$ 78.5
Equipment	121.5	148.5
Property, plant and equipment, gross	201.9	227.0
Less accumulated depreciation	(87.9)	(109.6)
Property, plant and equipment, net	$ 114.0	$ 117.4

The Company recorded depreciation during the respective periods as follows:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Depreciation expense	$ 19.5	$ 19.5	$ 19.1

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2025 are as follows:

(in millions)	December 31, 2025
Beginning balance	$ 286.3
Goodwill impairment	(234.7)
Ending balance	$ 51.6

During the quarter ended June 30, 2025, the Company identified a triggering event that required an interim goodwill impairment assessment. The Company experienced a sustained decline in its market capitalization, due in part to downward revisions to the Company's forecasts.

In response to the triggering event, the Company estimated the fair values of each of its reporting units using both the market approach, applying an observable multiple of revenue based on guideline public companies, and the income approach, as of May 2025. The income approach considered projected revenue and profitability of each reporting unit and a discount rate reflective of the risk-adjusted cost of capital of 17.0% and 16.0% for the Mental Health and the Women's Health reporting units, respectively. The Company corroborated the reasonableness of the estimated reporting unit fair values by reconciling the values to its enterprise value and market capitalization, including the consideration of a control premium. Accordingly, this fair value measurement is classified as Level 3 in the fair value hierarchy because it is based primarily upon unobservable inputs that reflect management's assumptions.

As a result of the assessment, during the quarter ended June 30, 2025, the Company recognized a goodwill impairment charge of $234.7 million, with $91.2 million attributable to the Mental Health reporting unit and $143.5 million attributable to the Women's Health reporting unit, reducing the carrying value of goodwill for these reporting units to their estimated fair values. The Company determined that the goodwill balance for the International reporting unit was not impaired. The goodwill impairment charges are reflected in Goodwill and long-lived asset impairment charges in the Consolidated Statements of Operations. The remaining goodwill value of $51.6 million consists of $29.8 million for the Mental Health, $17.3 million for the International and $4.5 million for the Women's Health reporting units.

The Company recognized a goodwill impairment charge of $0.8 million for the year ended December 31, 2024 and did not record an impairment of goodwill for the year ended December 31, 2023.

Intangible Assets

The following tables summarize the amounts reported as intangible assets:

(in millions)	Gross Carrying Amount[1]	Accumulated Amortization	Net	Weighted-Average Useful Life (in Years)	Weighted-Average Remaining Useful Life (in Years)
At December 31, 2025					
Developed technologies	$ 475.9	$ (352.2)	$ 123.7	11.6	4.7
Internal-use software	21.9	(4.3)	17.6	4.8	4.0
Trademarks	2.1	(1.6)	0.5	7.5	6.9
Licensed technologies	4.5	(0.4)	4.1	8.0	7.2
Internal-use software (in-process)	7.5	—	7.5		
Total intangible assets	$ 511.9	$ (358.5)	$ 153.4		

(1) Net of impairment expense recognized during the year ended December 31, 2025. See the discussion below for further details regarding the impairment of intangible assets.

(in millions)	Gross Carrying Amount		Accumulated Amortization		Net		Weighted-Average Useful Life (in Years)	Weighted-Average Remaining Useful Life (in Years)
At December 31, 2024								
Developed technologies	$	560.1	$	(326.5)	$	233.6	10.6	3.6
Internal-use software		1.8		(0.7)		1.1	3.0	1.9
Customer relationships		1.6		(0.3)		1.3	10.0	7.8
Trademarks		6.1		(1.3)		4.8	10.0	7.8
Internal-use software (in-process)		21.6		—		21.6		
Total intangible assets	$	591.2	$	(328.8)	$	262.4		

As noted above, the Company experienced a sustained decline in its market capitalization during the quarter ended June 30, 2025, which triggered the Company to perform a recoverability test for certain of its asset groups. The Company performed the recoverability test by comparing the carrying value of each asset group to its estimated undiscounted future cash flows. The analysis indicated that the carrying value exceeded the recoverable amounts for the Company's Mental Health and Gateway asset groups, requiring the Company to determine the fair value of each asset group. As a result of the tests performed, the Company recognized impairment expense totaling $82.0 million related to the Mental Health and Gateway intangible asset groups.

The fair value of the Mental Health developed technology was determined using a discounted cash flow model and the fair value of the Gateway intangible assets was determined using a discounted cash flow model and relief from royalty models. The primary assumptions used in the discounted cash flow models included projected revenue and profitability associated with the developed technology based on management's forecast and a discount rate reflective of the risk-adjusted cost of capital of 17% and 16% for the Mental Health and Gateway intangible asset groups, respectively. The primary assumptions used in the relief from royalty models were projected revenue and royalty rates. As the carrying value for the intangible assets exceeded the relative fair value, the Company recognized an impairment charge of $71.8 million and $10.2 million for the Mental Health and Gateway intangible asset groups, respectively, during the year ended December 31, 2025. These expenses are included in Goodwill and long-lived asset impairment charges in the Consolidated Statements of Operations.

The fair value measurements for the impairment of intangible assets are classified as Level 3 in the fair value hierarchy because they are based primarily upon unobservable inputs that reflect management's assumptions.

In recent years, the Company has invested in the development of internal-use software. As of December 31, 2025, the Company has capitalized $7.5 million related to projects under development. The Company expects the majority of the current in-process internal-use software projects to be completed in fiscal year 2026.

As of December 31, 2025, the Company's developed technologies have estimated remaining useful lives ranging between four and eight years. The Company's acquired trademarks have an estimated remaining useful life of approximately seven years as of December 31, 2025. The Company's licensed technology has an estimated remaining useful life of approximately seven years as of December 31, 2025. The Company's internal-use software assets are amortized over the estimated useful life of the software, generally ranging between three and five years as of December 31, 2025.

The Company recorded amortization during the respective periods for intangible assets as follows:

(in millions)	Years Ended December 31,					
	2025		2024		2023	
Amortization of intangible assets	$	34.7	$	42.1	$	42.8

Future amortization expense of intangible assets as of December 31, 2025 is estimated to be as follows (in millions):

Years Ended December 31,	Amortization Expense
2026	$ 31.4
2027	30.9
2028	30.4
2029	30.3
2030	17.7
Thereafter	12.7
Total	$ 153.4

5.   ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,	
(in millions)	2025	2024
Employee compensation and benefits	$ 51.2	$ 57.4
Accrued taxes payable	5.7	5.1
Refunds payable and reserves	19.9	19.9
Accrued royalties	4.7	6.5
Escrow liability	—	7.5
Other accrued liabilities	15.4	22.6
Total accrued liabilities	$ 96.9	$ 119.0

Revenue is constrained in anticipation of requests for refunds of payments made previously by insurance carriers. The following table summarizes the balance and activity of the refunds payable and reserves for the years ended December 31, 2025 and 2024:

	Years Ended December 31,	
(in millions)	2025	2024
Beginning balance	$ 19.9	$ 20.1
Recoupments paid	(7.3)	(11.3)
Additions to the reserve	7.3	11.1
Ending balance	$ 19.9	$ 19.9

6.   LONG-TERM DEBT

The Company's long-term debt at December 31, 2025 consisted of the following amounts:

	Years Ended December 31,	
(in millions)	2025	2024
Long-term debt	$ 125.0	$ 40.5
Accrued exit fee	3.8	—
Unamortized debt discount and issuance costs	(8.9)	(0.9)
Total Long-term debt, net	$ 119.9	$ 39.6

On July 31, 2025 (the "Closing Date"), the Company entered into a Credit Agreement (the "Credit Agreement") with the lenders from time to time party thereto, and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent (the "Administrative Agent") and as initial lender. The Credit Agreement consists of a $200 million term loan credit facility with an initial term loan of $125.0 million (the "Initial Loan"), which amount was funded on the Closing Date, and delayed draw term loans (the "Delayed Draw Loans" and together with the Initial Loan, the "Loans"), at the election of the Company, subject to the timing and terms specified in the Credit Agreement, on or prior to June 30, 2027, in a maximum principal amount of $75.0 million (the "Credit Facility"). The Company incurred debt discounts and issuance costs totaling $9.4 million. These costs are being amortized using the effective interest method. On January 5, 2026, the Company and the Administrative Agent entered into the First Amendment to Credit Agreement for certain cash management matters.

The proceeds of the Credit Facility were or will be used for the working capital needs and general corporate purposes of the Company and its subsidiaries. Concurrent with the new Credit Facility, the Company used $60.2 million of the proceeds to repay its previous debt facility, an asset-based revolving credit facility (the "ABL Facility"), in full and terminated the ABL Facility agreement.

The Credit Facility matures on July 31, 2030 (the "Maturity Date"). All repayments are subject to the accrued exit fee. The Company may also elect to prepay all or any portion of the amounts owed prior to the Maturity Date subject to a repayment premium, in addition to the exit fee. Loans outstanding under the Credit Facility bear interest at a rate per annum equal to (x) the greater of the one-month Secured Overnight Financing Rate (SOFR) Rate and 2.5% plus (y) an applicable margin of 6.5%. Commencing on September 30, 2029, and on the last business day of each fiscal quarter thereafter, the Company is required to make a scheduled principal payment equal to 2.5% of the unpaid principal amount of the loans outstanding on the fourth anniversary of the Closing Date, together with any applicable exit fee and repayment premium. Any undrawn portion of the Delayed Draw Loans is subject to a fee of 0.5% per annum, payable each interest period, through June 30, 2027. The interest rate for borrowings under the Credit Agreement as of December 31, 2025 was 10.4%.

The Credit Facility is also subject to customary mandatory prepayments with the proceeds of indebtedness and certain asset sales and casualty events. In addition to the exit fee and repayment premium referenced above, voluntary and mandatory prepayments and all other payments of the Credit Facility must also be accompanied by payment of accrued interest on the principal amount repaid or prepaid. The Credit Facility is also subject to other customary fee arrangements.

The obligations of the Company are guaranteed by certain of the Company's material subsidiaries (the "Credit Facility Guarantors") pursuant to a Guarantee. The obligations of the Company and the Credit Facility Guarantors under the Credit Agreement and Guarantee are secured by substantially all of the assets of the Company and the Credit Facility Guarantors under a Pledge and Security Agreement entered into with the Administrative Agent.

The Credit Facility requires the Company and its subsidiaries, on a consolidated basis, to comply with a minimum trailing twelve-month revenue test as of the end of each month, commencing with the month ending December 31, 2025 at $615 million and increasing quarterly to $974 million beginning on December 31, 2029 and thereafter. In addition, the Credit Facility contains customary representations and warranties and affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries' ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. The Credit Facility includes a number of customary events of default, including, among other things, nonpayment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and the occurrence of a change of control. If any event of default occurs (subject, in certain instances, to specified grace periods), the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Credit Facility may become due and payable immediately. The Company was in compliance with all applicable covenants under the Credit Agreement for the year ended December 31, 2025.

The Company had long-term debt of $39.6 million under the ABL Facility at December 31, 2024, net of $0.9 million of debt issuance costs.

7.   PREFERRED AND COMMON STOCKHOLDERS' EQUITY

The Company is authorized to issue up to 5.0 million shares of preferred stock, par value $0.01 per share. There were no shares of preferred stock outstanding at December 31, 2025, and December 31, 2024.

The Company is authorized to issue up to 150.0 million shares of common stock, par value $0.01 per share.

In November 2023, the Company completed an underwritten public offering in which it sold 7.4 million shares of its common stock at a price of $17.00 per share, for gross proceeds of $126.5 million and net proceeds of $117.6 million.

There were 93.5 million and 91.3 million shares of common stock issued and outstanding at December 31, 2025, and 2024, respectively.

Shares of common stock issued and outstanding

	Years Ended December 31,		
(in millions)	2025	2024	2023
Beginning common stock issued and outstanding	91.3	89.9	81.2
Common stock issued upon exercise of options, vesting of restricted stock units, and purchases under employee stock purchase plans	2.2	1.4	1.3
Common stock issued for public offering	—	—	7.4
Common stock issued and outstanding at end of period	93.5	91.3	89.9

8. STOCK-BASED COMPENSATION

On November 30, 2017, the Company's stockholders approved the adoption of the 2017 Employee, Director and Consultant Equity Incentive Plan (as amended, the "2017 Plan"). The 2017 Plan allows the Company, under the direction of the Compensation and Human Capital Committee (the "CHCC") of the Board of Directors, to make grants of restricted and unrestricted stock and stock unit awards to employees, consultants and directors. Stockholders have subsequently approved amendments to the 2017 Plan increasing the shares available to grant thereunder, including most recently at the Company's annual meeting of stockholders held on June 5, 2025, when stockholders approved an amendment to the 2017 Plan to increase the aggregate number of shares of common stock available thereunder for the granting of awards by an additional 6.5 million shares. As of December 31, 2025, the Company had 5.3 million shares of common stock available for grant under the 2017 Plan. If an RSU awarded under the 2017 Plan is cancelled or forfeited without the issuance of shares of common stock, the unissued shares that were subject to the RSU will again be available for issuance pursuant to the 2017 Plan.

The number of shares, terms, and vesting periods are generally determined by the Company's Board of Directors or the CHCC on an award-by-award basis. RSUs granted to employees generally vest either ratably over three or four years or as cliff vesting after three years either on the anniversary of the date on which the RSUs were granted or during the month in which such anniversary dates occur. The number of PSUs awarded to certain employees may be increased or reduced based on certain additional performance and market metrics. RSUs granted to non-employee directors generally vest in full upon the earlier of the completion of one year of service following the date of the grant or the date of the next annual meeting of stockholders following such grant.

The performance and market conditions associated with PSU awards granted during the year ended December 31, 2025 include vesting that is based on revenue targets (34% weighting), adjusted earnings per share targets (33% weighting), and relative total stockholder return (33% weighting) measured against the Nasdaq Health Care Index (IXHC) using the 20-trading day averages at the beginning and end of the measurement period. The measurement period for the relative total stockholder return metric is January 1, 2025 through December 31, 2027, and the revenue and adjusted earnings per share metrics will be measured based on fiscal year 2027 results. The Company estimates the likelihood of achievement of performance conditions for all PSU awards at the end of each period. To the extent those awards or portions thereof are considered probable of being achieved, such awards or portions thereof are expensed over the performance period. The portion of the awards pertaining to relative total stockholder return represent market conditions and, accordingly, the estimated fair value of such awards is recognized over the performance period.

During the year ended December 31, 2025, the Company granted stock-based awards to the Company's new Chief Commercial Officer as an inducement material to his commencement of employment and entry into an employment agreement with the Company. The inducement awards were made in accordance with Nasdaq Stock Market rules and were not made under the 2017 Plan. The inducement awards are included in the tables below.

Stock Options

A summary of the stock option activity under the Company's inducement awards for the year ended December 31, 2025 is as follows:

(number of shares in millions)	Number of shares		Weighted average exercise price	Weighted average remaining contractual life (years)
Options outstanding at December 31, 2024	0.7	$	13.38	
Options outstanding at December 31, 2025	0.7		13.38	0.58
Options exercisable at December 31, 2025	0.5		13.38	0.58
Options vested and expected to vest	0.2	$	13.38	0.58

There were no options granted during the years ended December 31, 2025, 2024, and 2023.

Restricted Stock Units

A summary of the RSU awards activity under the Company's equity plans and inducement awards, including PSU awards, for the year ended December 31, 2025 is as follows:

(number of shares in millions)	Number of shares		Weighted average grant date fair value
RSUs unvested and outstanding at December 31, 2024	5.3	$	23.66
RSUs granted	4.9	$	6.59
Less:			
RSUs vested	(2.1)	$	23.72
RSUs canceled	(1.0)	$	13.61
RSUs unvested and outstanding at December 31, 2025	7.1	$	11.27

The weighted average grant-date fair value of RSUs granted during the years ended December 31, 2025, 2024, and 2023, was $6.59, $22.09, and $23.02, respectively.

The fair value of RSUs that vested during the years ended December 31, 2025, 2024, and 2023, was $49.1 million, $37.9 million, and $30.5 million, respectively.

Stock-based compensation expense recognized and included in the Consolidated Statements of Operations was allocated as follows:

(in millions)	Years Ended December 31,					
	2025		2024		2023	
Cost of revenue	$	1.2	$	1.6	$	1.4
Research and development expense		6.6		8.8		4.0
Sales and marketing expense		5.3		9.0		7.2
General and administrative expense		22.1		30.4		28.1
Total stock-based compensation expense	$	35.2	$	49.8	$	40.7

As of December 31, 2025, there was $38.1 million of total unrecognized stock-based compensation expense that will be recognized over a weighted-average period of 2.0 years. The Company recognizes forfeitures as they occur.

The aggregate intrinsic value of options outstanding, aggregate intrinsic value of options that are fully vested and aggregate intrinsic value of RSUs vested and expected to vest is as follows:

(in millions)	December 31, 2025
Aggregate intrinsic value of options outstanding	$ —
Aggregate intrinsic value of options fully vested	—
Aggregate intrinsic value of RSUs outstanding	43.7

Employee Stock Purchase Plan

The Company also has an Employee Stock Purchase Plan that was initially approved by stockholders in 2012 and was amended and approved by the Board of Directors of the Company on September 23, 2021 and the stockholders on June 2, 2022 (the "Amended and Restated 2012 Purchase Plan"), under which 4.0 million shares of common stock were authorized for issuance. Shares are issued under the Amended and Restated 2012 Purchase Plan twice yearly at the end of each offering period and the number of shares that may be purchased by any participant during an offering period is limited to 5,000 shares. The first offering period of 2025 started on December 1, 2024 and ended on May 31, 2025. The second offering period of 2025 began on June 1, 2025 and ended on November 30, 2025. As of December 31, 2025, no shares of common stock were available for issuance under the Amended and Restated 2012 Purchase Plan. Shares purchased under, and compensation expense associated with, the Amended and Restated 2012 Purchase Plan for the periods reported are as follows:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Shares purchased under the plan	0.9	0.4	0.4
Plan compensation expense	$ 1.0	$ 2.1	$ 2.2

The fair value of shares issued under the Amended and Restated 2012 Purchase Plan that was in effect for each period reported was calculated using the Black-Scholes option-pricing model using the weighted-average assumptions below. Each of these inputs is subjective and its determination generally requires significant judgment.

	Years Ended December 31,		
	2025	2024	2023
Risk-free interest rate	4.3%	5.3%	5.1%
Expected dividend yield	—%	—%	—%
Expected life (in years)	0.5	0.5	0.5
Expected volatility	75%	50%	56%

9. INCOME TAXES

Income tax expense (benefit) consists of the following:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Current:			
Federal	$ (31.5)	$ 3.4	$ 3.4
State	1.1	1.5	1.8
Foreign	(0.2)	1.2	0.2
Total current	(30.6)	6.1	5.4
Deferred:			
Federal	(35.3)	(15.5)	(51.8)
State	(2.5)	(5.5)	(5.2)
Foreign	0.4	3.1	0.1
Change in valuation allowance	38.8	15.6	52.6
Total deferred	1.4	(2.3)	(4.3)
Total income tax (benefit) expense	$ (29.2)	$ 3.8	$ 1.1

Loss before income taxes consists of the following:

(in millions)	Years Ended December 31,		
	2025	2024	2023
United States	$ (394.6)	$ (125.4)	$ (263.2)
Foreign	(0.5)	1.9	1.0
Total	$ (395.1)	$ (123.5)	$ (262.2)

The table below provides the updated requirements of ASU 2023-09 for 2025. See *Note 1 - Organization and Summary of Significant Accounting Policies - Recent accounting pronouncements* for additional details on the adoption of ASU 2023-09.

The effective income tax rate for the year ended December 31, 2025 differs from the statutory federal income tax rate as follows:

(in millions)	Year Ended December 31,	
	2025	
Federal income tax benefit at the statutory rate	(83.0)	*21.0 %*
State and local income taxes, net of federal tax effect[1]	0.6	*(0.1)%*
Foreign tax effects:		
Other foreign jurisdictions		
Statutory tax rate difference from United States	0.1	*— %*
Change in valuation allowance	(0.4)	*0.1 %*
Tax credits	(2.5)	*0.6 %*
Changes in valuation allowance	35.0	*(8.9)%*
Nontaxable/nondeductible items:		
Incentive stock option and ESPP Expense	3.5	*(0.9)%*
Non-deductible officer compensation	3.0	*(0.8)%*
Changes in unrecognized tax benefits	(28.2)	*7.2 %*
Impairments	39.1	*(9.9)%*
Other, net	3.6	*(0.9)%*
Total income tax benefit	(29.2)	*7.4 %*

[1] 2025 State taxes in Louisiana, North Carolina, Alabama, Tennessee, Illinois, and New York made up the majority (greater than 50%) of the tax effect in this category.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

(in millions)	2024		2023	
Federal income tax benefit at the statutory rate	$ (25.9)	21.0 %	$ (54.9)	21.0 %
State income taxes, net of federal benefit	(2.4)	1.9 %	(4.1)	1.6 %
Research and development credits	(0.4)	0.3 %	(1.6)	0.6 %
Uncertain tax positions	2.8	(2.3)%	3.7	(1.4)%
Stock-based incentive awards	0.8	(0.6)%	1.2	(0.5)%
Foreign rate differential	3.3	(2.7)%	(0.4)	0.2 %
Change in valuation allowance	15.7	(12.7)%	52.6	(20.1)%
Non-deductible officer compensation	3.9	(3.2)%	3.0	(1.1)%
Acquisitions and dispositions	5.1	(4.1)%	0.1	— %
Other, net	0.9	(0.7)%	1.5	(0.7)%
Total income tax expense	$ 3.8	(3.1)%	$ 1.1	-0.4 %

The significant components of the Company's deferred tax assets and liabilities were comprised of the following:

(in millions)	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 82.5	$ 62.7
Stock compensation expense	5.6	6.6
Research and development credits	22.0	20.6
Lease liability	21.8	24.4
Capitalized research and development costs	37.1	54.3
Accrued expenses and liabilities	10.4	16.5
Other, net	3.8	—
Total gross deferred tax assets	183.2	185.1
Less valuation allowance	(150.8)	(111.9)
Total deferred tax assets	32.4	73.2
Deferred tax liabilities:		
Intangible assets	17.0	55.5
Lease right-of-use assets	11.9	13.3
Property, plant and equipment	3.2	3.2
Other, net	—	0.8
Total deferred tax liabilities	32.1	72.8
Net deferred tax asset	$ 0.3	$ 0.4

The Company incurred a loss in the current year and the two preceding years, resulting in a three-year cumulative loss. Pursuant to ASC 740, *Income Taxes* ("ASC 740"), a company that is in a cumulative loss position must consider the weight of this significant negative evidence together with the weight of other positive and negative evidence that is available to determine the realizability of deferred tax assets and that overcoming negative evidence such as cumulative losses in recent years is difficult. Due to significant negative evidence and the lack of sufficient positive evidence, the Company has applied a valuation allowance to the majority of its deferred tax assets, leaving a remaining deferred tax asset balance of $0.3 million. For those foreign entities for which an election has been made to be treated as disregarded for U.S. tax purposes, the appropriate U.S. jurisdiction deferred tax assets and liabilities have been recorded.

At December 31, 2025, the Company had the following net operating loss and research credit carryforwards (tax effected), with their respective expiration periods. Certain carryforwards are subject to the limitations of Section 382 and 383 of the Internal Revenue Code as indicated:

Carryforwards (in millions)	Amount	Subject to Sections 382, 383	Expires beginning in year	Through
Federal net operating loss	$ 60.9	Yes	2033	Indefinite
Federal capital loss	13.8	No	2026	2029
Utah net operating loss	0.9	No	Indefinite	Indefinite
California net operating loss	5.8	Yes	2029	2045
Other state net operating loss	6.8	Yes	Various	Various
Foreign net operating losses (various jurisdictions)	4.0	No	Various	Various
Federal research credit	12.5	Yes	2036	2045
Utah research credit	3.8	No	2025	2039
California research credit	5.8	No	Indefinite	Indefinite

The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria as set forth in ASC 740. As of December 31, 2025, the Company had net unrecognized tax benefits of $22.1 million. The Company's gross unrecognized tax benefits as of the years ended December 31, 2025, 2024, and 2023, and the changes in those balances are as follows:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Unrecognized tax benefits at the beginning of period	$ 51.7	$ 48.1	$ 43.9
Gross increases - current year tax positions	0.8	1.0	0.8
Gross increases - prior year tax positions	2.1	2.6	3.6
Gross decreases - prior year tax positions	—	—	(0.2)
Gross decreases - statute lapse	(3.0)	—	—
Gross decreases - settlements	(29.5)	—	—
Unrecognized tax benefits at end of year	$ 22.1	$ 51.7	$ 48.1

In 2022, the Company filed a U.S. federal tax return reflecting an uncertain tax position that was not recorded as a tax benefit or deferred tax asset in the financial statements. The related unrecognized tax benefit of $12.5 million, however, has been included in the table above. Interest and penalties related to uncertain tax positions are included as a component of Income tax (benefit) expense and all other interest and penalties are included as a component of Other income (expense) in the Consolidated Statements of Operations. As of December 31, 2024, and 2023, the Company had accrued $8.8 million, and $6.4 million of interest and penalties, respectively, which are included in income tax expense. The Company had no accrual for interest and penalties as of December 31, 2025. For the year ended December 31, 2025, unrecognized tax benefits, if recognized, would have an immaterial effect on the effective tax rate, while for the years ended December 31, 2024, and 2023, $32.7 million and $30.2 million, respectively, of the unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company is subject to taxation in the United States and various other state and foreign jurisdictions. As of December 31, 2025, the statutes of limitations for the assessment of federal, state, and foreign income taxes are closed for the years before 2016, 2008, and 2016, respectively. During the year ended December 31, 2025, the Company was notified by the Joint Committee on Taxation that it had concluded its review of these tax refund claims. The Company remeasured or released the unrecognized benefits, resulting in a discrete tax benefit of $32.5 million, of which $29.5 million related to a refund claim and $3.0 million related to the lapse of the statute of limitations.

One Big Beautiful Bill Act

On July 4, 2025, the "One Big Beautiful Bill Act" was signed into law, enacting significant changes to the U.S. federal tax code. The Company evaluated the potential effects of this legislation on its financial position and results of operations. Based on this assessment, the new law did not have a material impact on the Company's current or net deferred tax balances.

10. COMMITMENTS AND CONTINGENCIES

The Company is involved from time to time in various disputes, claims, and legal actions, including class actions and other litigation, including the matters described below, arising in the ordinary course of business. Such actions may include allegations of negligence, product or professional liability or other legal claims, and could involve claims for substantial compensatory and punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations by governmental agencies regarding its business which may result in adverse judgments, settlements, fines, penalties, injunctions, or other relief.

In addition, certain federal and state statutes, including the *qui tam* provisions of the federal False Claims Act, allow private individuals to bring lawsuits against healthcare companies on behalf of the government or private payors. The Company has received subpoenas from time to time related to billing or other practices based on the False Claims Act or other federal and state statutes, regulations, or other laws.

The Company intends to defend its current litigation matters but cannot provide any assurance as to the ultimate outcome or that an adverse resolution would not have a material adverse effect on its financial condition, results of operations or cash flows.

The Company assesses legal contingencies to determine the degree of probability and range of possible loss for potential accrual and disclosure in its financial statements. When evaluating legal contingencies, the Company may be unable to provide a meaningful estimate due to a number of factors, including the proceedings may be in early stages, there may be uncertainty as to the outcome of pending appeals or motions, there may be significant factual issues to be resolved, and there may be complex or novel legal theories to be presented. In addition, damages may not be specified or the damage amounts claimed may be unsupported, exaggerated or unrelated to possible outcomes, and therefore, such amounts are not a reliable indicator of potential liability.

As of December 31, 2025, the Company has not recorded any material accrual for loss contingencies associated with legal proceedings or other matters or determined that an unfavorable outcome is probable and reasonably estimable in accordance with ASC 450, *Contingencies*. However, it is possible that the ultimate resolution of legal proceedings or other matters, if unfavorable, may be material to the Company's results of operations, financial condition or cash flows. Further, in the event that damages from an unfavorable resolution of one or more of these proceedings exceed the aggregate amount of the coverage limits of the Company's insurance, or if the Company's insurance carriers disclaim coverage, the amounts payable by the Company could also have a material adverse impact on the Company's results of operations, financial condition or cash flows.

From time to time, the Company receives recoupment requests from third-party payors for alleged overpayments. The Company disagrees with the contentions of the pending requests or has recorded an estimated reserve for the alleged overpayments.

Qui Tam Lawsuit

In June 2023, the Company received a civil investigative demand pursuant to the False Claims Act from the U.S. Department of Justice concerning whether the Company offered or paid remuneration to physicians at Carolina Urology Partners, PLLC, in exchange for referrals. The Department of Justice subsequently requested additional documentation and information during its investigation. The Company cooperated with the Department of Justice investigation, providing the documents and information requested. On January 22, 2025, the U.S. District Court for the Western District of North Carolina unsealed a *qui tam* complaint, filed on November 3, 2022, against Carolina Urology Partners, PLLC, and certain of its current or former physician partners, and the Company and certain of its former employees, alleging violations of the False Claims Act. The government declined to intervene in the case. The Company was not aware of the complaint until after it was unsealed. On April 16, 2025, the Company was served with the complaint. In June 2025, the Company filed a motion to dismiss the complaint.

11. LEASES

The Company leases certain office spaces, research and development laboratory facilities, and office equipment with remaining lease terms ranging from approximately one to 13 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options, which allow the Company, at its election, to renew or extend the lease for a fixed period of time. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases when the Company did not consider it reasonably certain it would exercise the options.

The Company previously amended the lease for its West Salt Lake City facility to include approximately 63,000 additional square feet of laboratory space in anticipation of future operating needs. The lease has a term of 12 years and ends coterminous with the rest of the lease. The amendment commenced in fiscal year 2026 with future rent payments totaling $18.2 million.

The majority of the Company's identified leases are operating leases. For the year ended December 31, 2025, the Company incurred $17.3 million in operating lease costs which are included in Operating expenses in the Consolidated Statements of Operations in relation to these operating leases. Of such lease costs, $3.5 million was variable lease expense, which was not included in the measurement of the Company's operating ROU assets and lease liabilities. The variable rent expense is comprised primarily of the Company's proportionate share of operating expenses, property taxes, and insurance and is classified as lease expense due to the Company's election to not separate lease and non-lease components. For the year ended December 31, 2024, the Company incurred $21.0 million in lease costs which are included in Operating expenses in the Consolidated Statements of Operations in relation to these operating leases. Of such lease costs, $5.0 million was variable lease expense, which was not included in the measurement of the Company's operating ROU assets and lease liabilities. The Company's finance leases are immaterial.

As of December 31, 2025, the maturities of the Company's operating lease liabilities were as follows:

Year Ended (in millions):		
2026	$	12.5
2027		12.8
2028		13.0
2029		12.7
2030		11.8
Thereafter		62.0
Total future lease payments		124.8
Less: amounts representing interest		34.9
Present value of future lease payments		89.9
Less: current maturities of operating lease liabilities		(6.9)
Noncurrent operating lease liabilities	$	83.0

As of December 31, 2025, the weighted average remaining lease term is 9.0 years and the weighted average discount rate used to determine the operating lease liability was 6.6%.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. When calculating the Company's incremental borrowing rates, the Company gives consideration to its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary. The lease term used may reflect any option to extend or terminate the lease when it is reasonably certain the Company will exercise such options. Lease expenses for the Company's operating leases are recognized on a straight-line basis over the lease term.

12.   EMPLOYEE DEFERRED SAVINGS PLAN

The Company has a deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's U.S. employees are covered by the plan. The Company makes matching contributions of 50.0% of each employee's contribution with the employer's contribution not to exceed 4.0% of the employee's compensation.

The Company's recorded contributions to the plan are as follows:

	Years Ended December 31,		
(in millions)	2025	2024	2023
Deferred savings plan contributions	$ 10.4	$ 10.3	$ 10.0

13.   SEGMENT AND RELATED INFORMATION

The Company's business is aligned with how the Chief Operating Decision Maker (the "CODM") reviews performance and makes decisions in managing the Company. The Company has identified the President and Chief Executive Officer as the CODM. The CODM regularly reviews consolidated financial information for the purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting for future periods. Accordingly, the Company has determined that it operates as a single operating segment.

The Company has identified consolidated net income (loss) as the measure of segment profitability. The significant expenses and other segment expenses presented to the CODM are at the same level as presented in Consolidated Statement Operations in these financial statements.

Substantially all of the Company's long-lived assets are located in the United States. Long-lived assets located outside the United States were not material for the periods presented.

14.   SUPPLEMENTAL CASH FLOW INFORMATION

The Company's supplemental cash flow information for the respective periods are as follows:

(in millions)	December 31,		
	2025	**2024**	**2023**
Cash paid for interest	8.4	1.9	1.4
Non-cash investing and financing activities:			
Change in operating lease right-of-use assets and lease liabilities			
Operating lease right-of-use assets	$ 2.2	$ 3.1	$ (31.0)
Operating lease liabilities	(2.2)	(3.1)	36.7
Purchases of Property, plant and equipment and capitalization of internal-use software in Accounts payable and Accrued liabilities	5.2	6.4	6.9

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A.   CONTROLS AND PROCEDURES

1.   Disclosure Controls and Procedures

We maintain disclosure controls and procedures (Disclosure Controls) within the meaning of Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our Disclosure Controls are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our Disclosure Controls, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily applied its judgment in evaluating and implementing possible controls and procedures.

As of the end of the period covered by this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our Disclosure Controls, which was done under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on the evaluation of our Disclosure Controls, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

2.   Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. We have evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K, with the participation of our Chief Executive Officer and Chief Financial Officer, as well as other key members of our management. Based on this assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included elsewhere herein.

3.   Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter or year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

4.   Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myriad Genetics, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Myriad Genetics, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Myriad Genetics, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 24, 2026

Item 9B.   OTHER INFORMATION

Rule 10b5-1 Trading Plans

On November 19, 2025, Rashmi Kumar, a member of our Board of Directors, adopted a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan provides for the sale of up to 15,000 shares of our common stock. The plan expires on the earlier of (i) the date all of the shares under the plan have been sold and (ii) September 30, 2026.

Except as disclosed above, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K).

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable**.**

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Management and Corporate Governance," "Delinquent Section 16(a) Reports," if applicable, "Corporate Code of Conduct" and "Insider Trading Policy and Policy Regarding Hedging and Other Prohibited Transactions" in our Proxy Statement for the 2026 Annual Meeting of Stockholders expected to be held on June 4, 2026.

Item 11.   EXECUTIVE COMPENSATION

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Compensation Discussion and Analysis," "Pay Versus Performance," "Management and Corporate Governance – Committees of the Board of Directors and Meetings – Compensation and Human Capital Committee Interlocks and Insider Participation," "Compensation and Human Capital Committee Report**"** and "Management and Corporate Governance – Board's Role in the Oversight of Risk Management" in our Proxy Statement for the 2026 Annual Meeting of Stockholders expected to be held on June 4, 2026.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated by reference from the discussion responsive thereto under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis – Equity Compensation Plan Information" in our Proxy Statement for the 2026 Annual Meeting of Stockholders expected to be held on June 4, 2026.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this item is incorporated by reference from the discussion responsive thereto under the caption "Certain Relationships and Related Person Transactions" and "Management and Corporate Governance – Director Independence" in our Proxy Statement for the 2026 Annual Meeting of Stockholders expected to be held on June 4, 2026.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this item is incorporated by reference from the discussion responsive thereto in the proposal entitled "Selection of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2026 Annual Meeting of the Stockholders expected to be held on June 4, 2026.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are included as part of this Annual Report on Form 10-K.

1.   Financial Statements

See "Index to Consolidated Financial Statements" under Part II, Item 8 to this Annual Report on Form 10-K.

2.   Financial Statement Schedules

Financial statement schedules have not been included because they are not applicable, or the information is included in financial statements or notes thereto.

3.   Exhibits

Exhibit Number		Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number
3.1		Restated Certificate of Incorporation, as amended		10-Q (Exhibit 3.1)	8/4/2023	000-26642
3.2		Restated By-Laws		8-K (Exhibit 3.1)	10/15/2020	000-26642
4.1		Specimen Common Stock Certificate		10-K (Exhibit 4.1)	8/15/2011	000-26642
4.2		Description of Securities		10-KT (Exhibit 4.2)	3/16/2021	000-26642
Lease Agreements						
10.1	.1	Lease Agreement, dated February 9, 2022, between Myriad Genetics, Inc. and Bay Bridge/ Corporate, LLC		10-K (Exhibit 10.4.1)	2/28/2024	000-26642
	.2	Second Amendment to Building D Lease Agreement, dated April 10, 2024, between Myriad Genetics, Inc. and ATP SLC D, LLC		10-K (Exhibit 10.4.2)	2/28/2025	000-26642
10.2		Lease, effective December 7, 2021, between Myriad Women's Health, Inc. and Bayside Area Development, LLC		10-K (Exhibit 10.5)	2/28/2024	000-26642
10.3	.1	Lease Agreement, dated December 1, 2012, by and between Assurex Health, Inc. and the City of Mason, Ohio		10-K (Exhibit 10.6.1)	2/28/2025	000-26642
	.2	Fifth Addendum to Lease Agreement, dated February 20, 2025, between Assurex Health, Inc. and the City of Mason, Ohio		10-K (Exhibit 10.6.2)	2/28/2025	000-26642
Agreements with Executive Officers and Directors						
10.4		Non-Employee Director Compensation Policy (effective June 2025)+		10-Q (Exhibit 10.4)	8/6/2025	000-26642
10.5		Form of Director and Executive Officer Indemnification Agreement+		10-K (Exhibit 10.34)	8/25/2009	000-26642
10.6		Form of Severance and Change in Control Agreement+		8-K (Exhibit 10.1)	10/15/2020	000-26642
10.7		Performance-Based Non-Qualified Stock Option Agreement between the Registrant and Paul J. Diaz dated August 13, 2020+		10-Q (Exhibit 10.4)	11/9/2020	000-26642

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number
10.8	Non-Qualified Stock Option Agreement between the Registrant and Paul J. Diaz dated August 13, 2020+		10-Q (Exhibit 10.5)	11/9/2020	000-26642
10.9	Consulting Agreement, dated February 24, 2025, by and between the Company and Paul J. Diaz		8-K (Exhibit 10.5)	2/24/2025	000-26642
10.10	Executive Employment Agreement, dated October 17, 2023, between Myriad Genetics, Inc. and Samraat S. Raha+		10-Q (Exhibit 10.2)	11/7/2023	000-26642
10.11	Chief Operating Officer Severance and Change of Control Agreement, dated December 11, 2023, by and between Myriad Genetics, Inc. and Samraat S. Raha+		10-K (Exhibit 10.16)	2/28/2024	000-26642
10.12	Amended and Restated Employment Agreement, dated February 24, 2025, between Myriad Genetics, Inc. and Samraat S. Raha+		8-K (Exhibit 10.1)	2/24/2025	000-26642
10.13	Chief Executive Officer Severance and Change of Control Agreement, dated February 24, 2025, by and between Myriad Genetics, Inc. and Samraat S. Raha+		8-K (Exhibit 10.2)	2/24/2025	000-26642
10.14	Employment Agreement, dated February 24, 2025, by and between the Company and Mark S. Verratti+		8-K (Exhibit 10.3)	2/24/2025	000-26642
10.15	Severance and Change of Control Agreement, dated February 24, 2025, by and between the Company and Mark S. Verratti+		8-K (Exhibit 10.4)	2/24/2025	000-26642
10.16	Restricted Stock Unit Agreement, dated May 1, 2025, by and between the Company and Brian Donnelly+		10-Q (Exhibit 10.9)	5/7/2025	000-26642
10.17	Performance-Based Restricted Stock Unit Agreement, dated May 1, 2025, by and between the Company and Brian Donnelly+		10-Q (Exhibit 10.10)	5/7/2025	000-26642
10.18	Separation Agreement and Release of Claims, dated October 1, 2025, by and between the Company and Scott J. Leffler+		8-K (Exhibit 10.1)	10/7/2025	000-26642
10.19	Executive Employment Agreement, dated August 14, 2025, by and between the Company and Benjamin R. Wheeler+		10-Q (Exhibit 10.4)	11/4/2025	000-26642
Equity Compensation Plans					
10.20	2017 Employee, Director and Consultant Equity Incentive Plan, as amended (June 5, 2025)+		8-K (Exhibit 10.1)	6/5/2025	000-26642
10.21	Form of Restricted Stock Unit Agreement under the 2017 Equity Incentive Plan (Director)+		10-K (Exhibit 10.11)	8/13/2020	000-26642
10.22	Form of Restricted Stock Unit Agreement under the 2017 Equity Incentive Plan (Employee)+		10-Q (Exhibit 10.1)	5/4/2023	000-26642
10.23	Amended and Restated 2012 Employee Stock Purchase Plan+		8-K (Exhibit 10.1)	6/2/2022	000-26642

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Registration Number
Credit Agreement					
10.24	Credit Agreement, dated July 31, 2025, among Myriad Genetics, Inc., the lenders from time to time party thereto, and Orbimed Royalty and Credit Opportunities IV, LP, as initial lender and administrative agent		8-K (Exhibit 10.1)	7/31/2025	000-26642
10.25	Pledge and Security Agreement, dated July 31, 2025, among Myriad Genetics, Inc., each of the other Guarantors and Orbimed Royalty and Credit Opportunities IV, LP, as administrative agent for the secured parties		8-K (Exhibit 10.2)	7/31/2025	000-26642
10.26	First Amendment to Credit Agreement, dated January 5, 2026, among Myriad Genetics Inc., the lenders party thereto, and Orbimed Royalty and Credit Opportunities IV, LP, as administrative agent	X			
Other Exhibits					
19	Insider Trading Policy		10-K (Exhibit 19)	2/28/2025	000-26642
21.1	List of Subsidiaries of the Registrant	X			
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)	X			
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
97.1	Clawback Policy		10-K (Exhibit 97.1)	2/28/2024	000-26642
101	The following materials from Myriad Genetics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements. Inline XBRL Instance Document – Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X			
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X			

(+)   Management contract or compensatory plan arrangement.

Item 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2026**.**

MYRIAD GENETICS, INC.

By: /s/ Samraat S. Raha
_____

Samraat S. Raha
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signatures	Title	Date
By: /s/ Samraat S. Raha **Samraat S. Raha**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2026
By: /s/ Benjamin R. Wheeler **Benjamin R. Wheeler**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2026
By: /s/ S. Louise Phanstiel **S. Louise Phanstiel**	Chair of the Board	February 24, 2026
By: /s/ Paul Bisaro **Paul Bisaro**	Director	February 24, 2026
By: /s/ Heiner Dreismann **Heiner Dreismann, Ph.D.**	Director	February 24, 2026
By: /s/ Rashmi Kumar **Rashmi Kumar**	Director	February 24, 2026
By: /s/ Lee N. Newcomer **Lee N. Newcomer, M.D.**	Director	February 24, 2026
By: /s/ Colleen F. Reitan **Colleen F. Reitan**	Director	February 24, 2026
By: /s/ Daniel M. Skovronsky **Daniel M. Skovronsky, M.D., Ph.D.**	Director	February 24, 2026
By: /s/ Mark S. Davis **Mark S. Davis**	Director	February 24, 2026

Corporate Information

Board of Directors

S. Louise Phanstiel, Chair
Former Senior Executive,
Elevance Health, Inc. (formerly
WellPoint, Inc.)

Paul M. Bisaro
Former Executive Chairman,
Amneal Pharmaceuticals, Inc.
and President and CEO, Impax
Laboratories, Inc.

Mark S. Davis
Senior Relationship and Growth
Advisor at Cross Country
Consulting and Former Senior Audit
and Assurance Partner at Deloitte

Heiner Dreismann, Ph.D.
Former Senior Executive, the Roche
Group

Rashmi Kumar
Senior Vice President, Global Chief
Information Officer, Medtronic pic

Lee N. Newcomer, M.D.
Former Senior Vice President for
Oncology and Genetics, Chief
Medical Officer, UnitedHealth
Group

Samraat S. Raha
President and CEO and Director of
Myriad Genetics, Inc.

Colleen F. Reitan
Former Executive Vice President
and President of Plan Operations
and Chief Operating Officer, Health
Care Services Corporation

**Daniel M. Skovronsky, M.D.,
Ph.D.**
President, Lilly Research
Laboratories, Chief Scientific and
Product Officer at Eli Lilly and
Company

Executive Officers

Samraat S. Raha
President and CEO

Brian J. Donnelly
Chief Commercial Officer

Jennifer Fox
Chief Legal Officer

Dale Muzzey
Chief Scientific Officer

Shereen Solaiman
Chief People Officer

Mark S. Verratti
Chief Operating Officer

Benjamin R. Wheeler
Chief Financial Officer

Shareholder Information

**Stockholders and Stock
Listing**
Our common stock is traded on
Nasdaq Global Select Market under
the symbol MYGN. On April 8,
2026, the closing price of our
common stock was $4.77 per share
and our common stock was held by
94,443,029 stockholders of record.

Investor Information
You may obtain a copy of any of the
exhibits to our Annual Report on
Form 10-K free of charge.
These documents are available on
our website at www.myriad.com or
by contacting Investor Relations
department at (801) 584-3532.
Requests for information about
Myriad Genetics, Inc. should be
directed to our Investor Relations
department.

Annual Meeting
Our 2026 Annual Meeting of
Stockholders will be held on
Thursday, June 4, 2026, at 8:00
a.m. MDT, via live webcast on the
Internet at the following URL:
http://www.virtualshareholdermeeti
ng.com/MYGN2026

Internet Website
www.myriad.com

**Independent Registered Public
Accounting Firm**
Ernst & Young LLP
Salt Lake City, Utah

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road 2nd floor
Ridgefield Park, New Jersey
076601
1 800 937-5449